As filed with the Securities and Exchange Commission on July 21, 2011

Registration No. 333-174140

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Pre-effective

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SRAM International Corporation

(Exact name of registrant as specified in its charter)

Delaware	3751	80-0712932
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1333 N. Kingsbury Street, 4th Floor

Chicago, Illinois 60642

(312) 664-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stanley R. Day, Jr.

President and Chief Executive Officer

SRAM International Corporation

1333 N. Kingsbury Street, 4th Floor

Chicago, Illinois 60642

(312) 664-8800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Christopher D. Lueking Mark D. Gerstein Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Leland E. Hutchinson Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600

Approximate date of commencement of the proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	$300,000,000	$34,830.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes additional shares that the underwriters have the option to purchase. See “Underwriting.”
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 21, 2011.

             shares

Class A common stock

This is an initial public offering of shares of Class A common stock of SRAM International Corporation.

We are offering              shares of our Class A common stock, and the selling stockholders identified in this prospectus are offering an additional              shares of our Class A common stock. We will not retain any of the net proceeds from the sale of the shares of Class A common stock by the selling stockholders. The estimated initial public offering price per share is expected to be between $             and $            .

We have applied to have our Class A common stock approved for quotation on the Nasdaq stock market under the symbol “SRAM.”

We will be a holding company, and our only business will be the operation and control of the business and affairs of SRAM, LLC and its subsidiaries.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to ten votes per share. Therefore, immediately following this offering, the holders of Class A common stock will hold     % of our total voting power, assuming no exercise of the underwriters’ option to purchase additional shares. Each share of Class B common stock is convertible at any time into one share of Class A common stock.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to SRAM International Corporation, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase              additional shares of Class A common stock. We will not receive any proceeds from the sale of these shares by the selling stockholders.

Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	BofA Merrill Lynch	Morgan Stanley

Baird		Lazard Capital Markets

Piper Jaffray		Stifel Nicolaus Weisel

                    , 2011

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk factors,” “Unaudited pro forma condensed consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations.” Unless the context requires otherwise, the words “SRAM International Corporation,” “SRAM,” “we,” “company,” “us” and “our” refer to SRAM International Corporation, a newly formed Delaware corporation, and its subsidiaries, including SRAM Holdings, LLC and SRAM, LLC.

Overview

We are a leading global designer, manufacturer and marketer of premium bicycle components. We believe consumers recognize our brands for innovative product design. Our portfolio of premium brands includes SRAM, RockShox, Zipp, Avid and Truvativ. Our products include drivetrain systems, suspension, brakes, internal gear hubs and wheelsets, all of which are essential components used on road bikes, mountain bikes and pavement bikes. Many of the world’s elite cyclists use our components, including the last two Tour de France winners, the 2010 Ironman World Championship winner and the winners of all six 2010 World Cup mountain bike races. We believe the success of elite cyclists using our products at the highest levels of competition creates aspirational demand for our components.

We are the second largest supplier of bicycle components in the world, measured in net sales for 2010, based on publicly-filed information for some of our competitors and management estimates. We focus primarily on the independent bicycle retailer market, which sells mid to high-end bikes, ranging in price from $300 to over $10,000 in the United States, Europe and other developed markets. We believe this is the highest margin segment of the bicycle component market. We believe the consumer in this market is generally the cycling enthusiast. We define the cycling enthusiast as a consumer who seeks higher performance premium branded bikes and components. Our products, which prominently display our brands, are used on all of the major premium brands produced by bicycle companies, including Trek, Specialized, Cannondale, Giant, Raleigh and Schwinn.

To reach the independent bicycle retailer market, we operate through two distribution channels: the OEM channel and the aftermarket channel. In the OEM channel, we market our products to bicycle companies as original equipment components for new bikes that they sell to consumers through independent bicycle retailers. In the aftermarket channel, we sell products through distributors to independent bicycle retailers and sell a limited number of premium aftermarket products directly to independent bicycle retailers in the United States, who in turn sell them to consumers for replacements, upgrades or custom bike builds. For each of the year ended December 31, 2010 and the three months ended March 31, 2011, we generated 67% of our net sales from the sale of components in the OEM channel and 33% of our net sales from the sale of components in the aftermarket channel. Due to our global production footprint, which consists of seven manufacturing facilities located in China, Germany, Portugal, Taiwan and the United States, 86.4% of our 2010 net sales were invoiced outside of the United States.

We believe our premium brands, technological innovation and product development have been key drivers of our strong financial performance. We grew our net sales from $283.8 million in 2006 to $524.2 million in 2010, representing a compound annual growth rate, or CAGR, of 16.6%. Our net sales for 2006, 2007, 2008, 2009 and 2010 were $283.8 million, $356.0 million, $478.4 million, $399.6 million and $524.2 million, respectively. Our net income (loss) for the same periods was $11.6 million, $18.0 million, ($48.6 million), $21.5 million and $50.0 million, respectively, representing a CAGR of 44.1%.

Market overview and opportunity

Bicycle industry overview

The National Bicycle Dealers Association estimates annual worldwide bike production in 2010 was 130 million units, of which approximately 53 million were sold in developed markets, as reported in its U.S. Bicycle Market 2010 report. Developed markets include Australia, Europe, Japan, New Zealand and North America. There are two primary retail channels for the sale of bikes in developed markets: the independent bicycle retailer market (primarily independent bicycle retailers and to a lesser extent sporting good chains) and mass market retailers (e.g., Wal-Mart and Target). We estimate that in 2010 there were 18 million new bikes sold in the independent bicycle retailer market globally, representing $9.2 billion in retail sales, with an average retail price of approximately $500 per bike. Of these 18 million new bikes sold, we believe approximately 90% were sold in the United States, Europe and Japan.

Bicycle component market

We believe branded bicycle components are key to the performance of mid to high-end bikes and strongly influence the buying decisions of cycling enthusiasts. We estimate the size of the independent bicycle retailer market for bicycle components to be approximately $3.5 billion, as measured in component suppliers’ sales.

Outlook

We expect the bicycle component market to continue to grow due to a variety of factors that we believe will impact the cycling industry, including:

•	continuing growth in the number of cycling enthusiasts;

•	increasing average retail selling prices driven by better-performing product designs and technologies;

•	growing participation in road racing, mountain bike racing, organized weekend rides and charity cycling events, as well as cycling related sports, such as triathlons and cyclo-cross;

•	improving cycling infrastructure, such as cycling lanes in urban areas;

•	increasing consumer focus on healthier lifestyle trends;

•	growing focus on the environment; and

•	increasing adoption of mid to high-end bikes in emerging markets.

However, if the popularity of cycling or the number of cycling enthusiasts does not increase, or declines, the bicycle component market may not continue to grow and we may fail to achieve future growth. See “Risk factors—Risks related to our business—Our beliefs regarding the future growth of the bicycle component market are supported by qualitative data, limited services and may not be reliable, and a reduction or lack of continued growth in the popularity of cycling or the number of cycling enthusiasts could adversely affect our product sales and profits.” In addition, we may be unable to capitalize on these trends due to a number of factors, including our substantial leverage. See “Risk factors—Risks related to our business—We may not be able to sustain our past growth or successfully implement our growth strategy, which may have a negative effect on our business, financial condition or results of operations.”

Our strengths

We believe our success is attributable to the following factors:

Premium brand portfolio.    We have five premium brands under the SRAM umbrella: SRAM (drivetrain systems), RockShox (suspension), Zipp (wheelsets), Avid (brakes) and Truvativ (cranks). Our brands are prominently displayed on all of our products and we believe are associated with innovation and performance by our customers, consumers and elite athletes.

Innovation and product development.    Our ability to develop innovative products has been a key driver of our success and growth as a company. We generated over 50% of our 2010 model year (July 1 through June 30) net sales from products that were less than three years old. We currently have more than 280 employees dedicated to product development, and we also have an intellectual property portfolio of over 550 patents. We currently have approximately 70 ongoing product development projects and to date have launched 49 new products for our 2011 model year.

Leader in independent bicycle retailer market.    We are the second largest supplier of bicycle components in the world, measured in 2010 net sales. We believe, based on publicly filed information for sales of our competitors and management estimates, that we have an estimated 15% share of the approximately $3.5 billion of annual net sales in the independent bicycle retailer market for bicycle components, as measured in component suppliers’ sales. We estimate that our primary competitor has approximately 47% of this market.

Differentiated business model.    Over the past 24 years, we have developed global design, production and distribution capabilities and established longstanding customer relationships that we believe are difficult to replicate. We are one of only two suppliers offering a full-line of mid to high-end components to bicycle companies for use on their bikes. We also offer leading customer service and warranty support to independent bicycle retailers.

Committed management team with deep-rooted corporate culture.    Our senior management team has an average tenure with SRAM of approximately 18 years and has transformed SRAM from a single product company in 1987 to a full-line bicycle component supplier with approximately 2,200 employees in nine countries around the world today.

Our strategy

Key elements of our growth strategy are:

Extend our technological and product leadership.    We intend to continue to develop and market products that incorporate innovative design, advanced features and improved performance that differentiate us in the bicycle component market. These efforts will include enhancing our existing products, introducing next generation technologies and developing new product offerings that leverage our existing product platforms in order to maintain our position as an industry leader.

Continue to increase our share of components on new bikes.    We believe we are favorably positioned to increase our share of components on new bikes by building on the strength of our brands, the diversity of our product portfolio and our innovation pipeline. We will focus on key decision-makers who influence component specifications for new bikes, including the bike brand product managers at bicycle companies, independent bicycle retailers, cycling industry media and competitive cyclists, including amateur racers and triathletes.

Increase aftermarket penetration.    We intend to increase our sales of aftermarket components by strengthening our relationships with independent bicycle retailers and increasing brand awareness at the consumer level. We also intend to enhance our aftermarket product offerings by increasing differentiation of our aftermarket channel components from our OEM channel components and, where appropriate, expanding into product areas adjacent to our current product lines.

Grow the industry while strengthening our leadership profile.    We will continue to focus on a number of initiatives aimed at growing our industry and reinforcing our leadership position within it by continuing product innovation, strengthening our independent retailer network through training and marketing programs and promoting cycling advocacy.

History

SRAM International Corporation was incorporated on April 29, 2011 for the purpose of becoming the holding company of SRAM Holdings, LLC and SRAM, LLC immediately prior to the consummation of this offering. SRAM was originally founded in 1987 as SRAM Corporation, an Illinois corporation, to design, manufacture and market bicycle shifters. In 1995, after becoming a market leader in shifters, we began our transformation into a full-line, mid to high-end component supplier. We have grown through internal product development and a series of strategic acquisitions, including the acquisition of the bicycle division of Mannesman Sachs AG (1997), RockShox, Inc. (2002), the bicycle business of Avid, LLC (2004), Truvativ International Co., Ltd. (2004) and Compositech, Inc. (Zipp) (2007). One of our founders, Stanley R. Day, Jr., is our President, Chief Executive Officer and Chairman of the Board. On September 30, 2008, we completed a recapitalization in which Trilantic Capital Partners and certain affiliates and co-investors purchased a $234.8 million equity interest in SRAM. We refer to this investment and recapitalization as the 2008 recapitalization. See “Certain relationships and related person transactions—Trilantic 2008 investment and recapitalization” for information on the 2008 recapitalization.

The refinancing and reorganization

Refinancing

On June 7, 2011, we entered into new credit facilities consisting of a first-lien term and revolving facility and a second-lien term facility. The aggregate proceeds from the new credit facilities were $790.0 million. The proceeds from the new credit facilities were used to repay all outstanding amounts under our prior credit facilities, which as of June 7, 2011, were $194.8 million (including accrued interest), to directly or indirectly acquire all of the equity interests in SRAM Holdings, LLC held by Trilantic and its co-investors for $575.0 million and to pay fees and expenses related to the refinancing. In connection with these transactions, SRAM Holdings, LLC amended and restated its operating agreement to create a single class of common units and eliminate the corporate governance and liquidity rights of Trilantic and its co-investors. We refer to the entering into of our new credit facilities, the use of proceeds therefrom and the related amendment to the SRAM Holdings, LLC operating agreement as the refinancing. Following the refinancing, Trilantic and its co-investors have no remaining ownership of SRAM Holdings, LLC. See “The refinancing and reorganization” and “Description of new credit facilities” for additional information.

Reorganization

Immediately prior to the consummation of this offering, the existing equity holders of SRAM Holdings, LLC will enter into a reorganization pursuant to which SRAM International Corporation, will acquire 100% of the equity interests of SRAM Holdings, LLC, either directly or through its wholly-owned subsidiaries, and the equity holders of SRAM Holdings, LLC will exchange their direct or indirect equity interests in SRAM Holdings, LLC for shares of common stock of SRAM International Corporation. The existing equity holders include the Day family, SRAM management and current and former directors and employees. A portion of the shares of common stock issued to the existing equity holders will be sold in the secondary portion of this offering. SRAM Holdings, LLC will continue to hold 100% of the equity interests of our operating company, SRAM, LLC. Immediately prior to this offering, SRAM Holdings, LLC will make $             million of distributions to its existing equity holders with respect to the estimated federal and state income taxes on their allocable shares of SRAM Holdings, LLC’s estimated taxable income from January 1, 2011 through the closing date of this offering. We refer to the series of transactions described in this paragraph as the reorganization. See “The refinancing and reorganization” for additional information.

Corporate information

Our principal executive offices are located at 1333 North Kingsbury Street, 4th Floor, Chicago, Illinois 60642. Our telephone number is (312) 664-8800. Our website address is www.sram.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

SRAM®, RockShox®, Zipp®, Avid®, TRUVATIV®, Grip Shift®, DoubleTap®, ZeroLoss™ and other trademarks or service marks of SRAM appearing in this prospectus are the property of SRAM. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

Risk factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We expect a number of factors may cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include our ability to introduce new products into the market, changes in the competitive landscape for bicycle components, unfavorable economic conditions, a weakening of our brand image, a disruption in the operations of our manufacturing facilities, loss of our senior management, changes in the popularity of cycling or the number of cycling enthusiasts and other risks described under “Risk factors.”

Industry and market data

Market data and industry statistics and forecasts used throughout this prospectus are based on independent industry publications, reports by market research firms and other published independent sources. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and data and independent sources. Although we believe these sources are credible, we have not independently verified the data or information obtained from external sources.

Presentation of financial information

SRAM International Corporation was incorporated in Delaware on April 29, 2011. The historical financial information presented in this prospectus is that of SRAM Holdings, LLC, which will become a subsidiary of SRAM International Corporation prior to the consummation of this offering, for the period from October 1, 2008 through March 31, 2011 and SRAM Corporation, the predecessor to SRAM Holdings, LLC, for periods prior to October 1, 2008. For the purposes of the financial statements and information presented in this prospectus, we refer to SRAM Holdings, LLC and SRAM Corporation as our predecessor companies for these respective periods.

Terms used in this prospectus

As used in this prospectus, the term “Day family” means (1) the lineal descendants of the maternal grandfather of Stanley R. Day, Jr. and the current and surviving spouses of such descendants and (2) various trusts for the benefit of the individuals described in clause (1) and the trustees thereof.

As used in this prospectus, the term “Trilantic and its co-investors ” refers to Trilantic Capital Partners (f/k/a Lehman Brothers Merchant Banking) and certain of its affiliates (Trilantic) and GE Capital Equity Holdings Inc., Gleacher Mezzanine Fund II, L.P., GMF SRAM Holdings Corp., Southern Farm Bureau Life Insurance Company and JPM Mezzanine Capital, LLC (its co-investors), which prior to the refinancing collectively owned 100% of the Class A units of SRAM Holdings, LLC.

As used in this prospectus, the term “premium” when used in reference to our products or brands means bicycle components commanding higher prices than their “non-premium” counterparts and which are sold primarily through the independent bicycle retailer market (primarily independent bicycle retailers and to a lesser extent sporting good chains), as opposed to mass market retailers (e.g., Wal-Mart and Target).

References in this prospectus to our “stock” or our “common stock” mean shares of SRAM International Corporation’s Class A common stock, shares of SRAM International Corporation’s Class B common stock, or both, as the context requires.

The offering

Common stock offered

Class A common stock being offered by SRAM International Corporation	shares.

Class A common stock being offered by the selling stockholders	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Class B common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Voting rights	Each share of our Class A common stock will entitle its holder to one vote per share on all matters to be voted on by stockholders generally. Each share of our Class B common stock will entitle its holder to ten votes per share on all matters to be voted on by stockholders generally. Immediately following this offering, the holders of Class A common Stock will hold % of our total voting power.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our Class A common stock by us in this offering will be approximately $ million after deducting assumed underwriting discounts and commissions payable by us, based on an offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus. We intend to use $ million of the proceeds to us to repay $ million of indebtedness under the new credit facilities and $ million of the proceeds to us to pay fees and expenses related to this offering.

We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of proceeds.”

Risk factors	See “Risk factors” beginning on page 11 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Directed share program

The underwriters have reserved for sale, at the initial public offering price, up to              shares of our Class A common stock being offered for sale to certain of our customers, other business associates and employees and their family members. All shares purchased through the directed share program will be subject to a lock-up agreement. See “Underwriting.” The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Proposed Nasdaq symbol	“SRAM”

The number of shares of our common stock outstanding after this offering excludes:

•	an aggregate of shares of Class A common stock reserved for issuance under the SRAM International Corporation 2011 Incentive Award Plan that we will adopt prior to the consummation of this offering.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•

the reorganization has been consummated, including the filing of our amended and restated certificate of incorporation, which provides for, among other things, the authorization of              shares of Class A common stock and              shares of Class B common stock; and

•	no exercise of the underwriters’ option to purchase up to additional shares of our Class A common stock.

Summary consolidated and pro forma financial data

The following summary consolidated and pro forma financial data of our predecessor companies should be read together with “The refinancing and reorganization,” “Use of proceeds,” “Unaudited pro forma condensed consolidated financial data,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and the historical financial statements and related notes included elsewhere in this prospectus. The consolidated financial statements of our predecessor companies, SRAM Holdings, LLC and SRAM Corporation, will be our historical financial statements following this offering.

We derived the actual summary consolidated financial data as of March 31, 2011 and for the three months ended March 31, 2010 and 2011 from the unaudited consolidated financial statements of SRAM Holdings, LLC, included elsewhere in this prospectus. We derived the actual summary consolidated financial data as of December 31, 2010 and for each of the three years in the period ended December 31, 2010 from the audited consolidated financial statements of SRAM Holdings, LLC, included elsewhere in this prospectus. The interim unaudited consolidated financial data was prepared on a basis consistent with that used in preparing our annual audited consolidated financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The interim results of operations are not necessarily indicative of operations for a full fiscal year.

The unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2010 and for the three months ended March 31, 2011 presents our consolidated results of operations, and the unaudited pro forma condensed consolidated balance sheet data as of March 31, 2011 presents our consolidated financial position, after giving effect to the refinancing and reorganization described under “The refinancing and reorganization,” this offering and the use of the estimated net proceeds from this offering described under “Use of proceeds,” as if such transactions occurred on January 1, 2010 for the unaudited pro forma condensed consolidated statement of operations, and, as if such transactions occurred on March 31, 2011 for the unaudited pro forma condensed consolidated balance sheet.

	Predecessor(1)					Successor(1)
(in thousands, except per share/unit data)	Actual					Pro forma as adjusted
	Year ended December 31,			Three months ended March 31,		Year ended December 31,	Three months ended March 31,
	2008	2009	2010	2010	2011	2010	2011

Statement of operations data:
Net sales	$478,354	$399,581	$524,187	$122,037	$146,460	$	$
Cost of sales	310,725	239,448	312,954	72,145	86,267

Gross profit	167,629	160,133	211,233	49,892	60,193
Operating expenses
General and administrative expense	77,846	29,042	33,913	6,999	9,368
Sales and marketing expense	49,480	27,934	40,579	8,684	11,525
Product development expense	46,506	27,799	37,179	8,603	10,296
Recapitalization costs(2)	8,952	—	—	—	—

	182,784	84,775	111,671	24,286	31,189

Income (loss) from operations	(15,155)	75,358	99,562	25,606	29,004
Other income (expense)
Interest expense, net	(21,703)	(36,245)	(32,634)	(8,395)	(3,716)
Foreign currency exchange gain (loss)	4,072	(3,221)	237	3,417	(3,058)

Other expense, net	(17,631)	(39,466)	(32,397)	(4,978)	(6,774)

Income (loss) before income taxes	(32,786)	35,892	67,165	20,628	22,230
Income tax expense	15,838	14,373	17,193	4,348	4,457

Net income (loss)(3)	$(48,624)	$21,519	$49,972	$16,280	$17,773	$	$

	Predecessor(1)					Successor(1)
(in thousands, except per share/unit data)	Actual					Pro forma as adjusted
	Year ended December 31,			Three months ended March 31,		Year ended December 31,	Three months ended March 31,
	2008	2009	2010	2010	2011	2010	2011

Pro forma as adjusted weighted average common shares outstanding—basic and diluted
Pro forma as adjusted earnings per common share—basic and diluted						$	$

	Predecessor(1)	Successor(1)
As of March 31, 2011 (in thousands)	Actual	Pro forma as adjusted

Balance sheet data:

Cash and cash equivalents	$15,374	$
Total assets	240,809
Loans and borrowings (including short-term borrowings)(4)	198,753
Total liabilities	344,103
Total members’ (deficit) equity	(103,294)
Total stockholders’ (deficit) equity	—

(1)	Prior to this offering, the proceeds from the refinancing were used to directly or indirectly acquire all of the equity interests in SRAM Holdings, LLC held by Trilantic and its co-investors. As a result, SRAM-SP2, Inc. acquired control of SRAM Holdings, LLC and was required to apply acquisition accounting pursuant to ASC 805. Upon SRAM-SP2, Inc. obtaining control and a voting interest greater than 95%, SRAM Holdings, LLC was required to push down the new basis of SRAM-SP2, Inc. in accordance with Staff Accounting Bulletin Topic 5.J. Our historical financial statements for periods prior to the date of this transaction (our predecessor periods) were prepared on the historical cost basis of accounting, which existed prior to the acquisition. Our historical financial statements for periods subsequent to the date of this transaction (our successor periods) and our unaudited pro forma condensed consolidated financial statements will reflect the push down of the new basis of SRAM-SP2, Inc. upon acquisition with the recognition of assets and liabilities at their fair values pursuant to acquisition accounting. As a result, our results for the successor periods are not necessarily comparable to the predecessor periods.

(2)	Recapitalization costs relate to the 2008 recapitalization in which Trilantic and its co-investors purchased a $234.8 million equity interest in SRAM. See “Certain relationships and related person transactions–Trilantic 2008 investment and recapitalization” for a description of the 2008 recapitalization.

(3)	Net loss for 2008 includes expenses related to our 2008 recapitalization, including share-based compensation expense of $88.5 million in accordance with Accounting Standards Codification, or ASC, 718, Compensation—Stock Compensation. This expense was primarily due to the immediate vesting, exercise and repurchase of awards, triggered by the 2008 recapitalization, which was allocated across our cost of sales, general and administrative expense, sales and marketing expense and product development expense for the year. Net income for 2009 and 2010 includes share-based compensation expense of $3.7 million and $12.4 million, respectively, similarly allocated.

(4)	Loans and borrowings (including short-term borrowings) are defined as (i) the current portion of long-term debt plus (ii) long-term borrowings.

Risk factors

An investment in our Class A common stock involves a high degree of risk. You should consider carefully the risks described below together with the financial and other information contained in this prospectus, before you decide to buy our Class A common stock. If any of the events contemplated by the following risks should occur, our business, financial condition and results of operations could be negatively affected. As a result, the market price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks related to our business

Successfully managing the frequent introduction of new products that satisfy changing consumer preferences is key to our success.

In order to meet the demands of the marketplace, we are focused on product innovation and continual product evolution. We introduce numerous new products each model year. For example, for our 2011 (to-date), 2010 and 2009 model years, we introduced 49, 30 and 25 new products, respectively. In addition, over 50% of our 2010 model year (July 1 through June 30) net sales were generated from products that were less than three years old. In order for us to continue to successfully introduce new products, we must properly anticipate the preferences of bicycle companies, independent bicycle retailers and consumers and invest in product development to design innovative products that meet those preferences. If we are unable to meet these demands, our products may not win specifications on new bike models or have success in the aftermarket, in which case our sales, margins and brand image could suffer. Furthermore, in order for new products to generate equivalent or greater revenues than their predecessors, they must either maintain the same or higher sales levels with the same or higher pricing, or exceed the performance of their predecessors in one or both of those areas. If our new products are unable to achieve sufficient pricing levels or we are unable to increase our sales volume to compensate, our profitability could decrease.

The bicycle component industry is highly competitive and we are subject to risks relating to competition that may adversely affect our performance.

The bicycle component industry is highly competitive. We compete with a number of other manufacturers that produce and sell bicycle components. We believe our products primarily compete on the basis of product design, innovation, customer service, manufacturing and distribution capabilities, product quality and price. Our continued success depends on our ability to continue to compete effectively against our numerous competitors, at least one of which has significantly greater financial, marketing and other resources than we have. In the future, our competitors may be able to maintain and grow brand strength and market share more effectively or quickly than we do by anticipating the course of market developments more accurately than we do, developing products that are superior to our products, creating manufacturing or distribution capabilities that are superior to ours, producing similar products at a lower cost than we can, or adapting more quickly than we do to new technologies or evolving regulatory, industry or customer requirements, among other things. As a result, our products may not be able to compete successfully with our competitors’ products, which could negatively affect our business, financial condition or results of operations. For example, one of our competitors has developed and offers an electronic drivetrain system. An electronic drivetrain system is an electronic device that enables bike riders to shift with electronic switches instead of using conventional control levers. We currently do not offer an electronic drivetrain system to our customers. If the electronic drivetrain system gains industry acceptance among cycling enthusiasts, our business, financial condition or results of operations could be negatively affected.

In addition, we may encounter increased competition if our current competitors broaden their product offerings by beginning to produce additional types of components or through consolidation. Currently, we are one of only two suppliers offering bicycle companies a full-line of mid to high-end components used on their bikes, which we believe provides us an advantage with these customers. Our primary competitors generally compete with us in one or two of our product types. Our business, financial condition or results of operations may suffer if additional competitors are able to offer a full-line of components.

Unfavorable economic conditions could have a negative effect on our business, financial condition or results of operations.

Our business depends substantially on global economic and market conditions. For the year ended December 31, 2010, 67% of our net sales was generated from the OEM channel. A high percentage of these sales are recreational in nature and are discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases during periods of favorable general economic conditions and high consumer confidence. Discretionary spending may also be affected by many other factors, including interest rates, the availability of consumer credit, taxes and consumer confidence in future economic conditions. During periods of unfavorable economic conditions, or periods when other of these factors exist, consumer discretionary spending could be reduced, which in turn could reduce our product sales and have a negative effect on our business, financial condition or results of operations.

In addition, there could also be a number of secondary effects resulting from an economic downturn, such as: insolvency of our suppliers resulting in product delays, an inability of our customers to obtain credit to finance purchases of our products or a desire of our customers to delay payment to us for the purchase of our products. Any of these effects could negatively affect our business, financial condition or results of operations.

If we are unable to maintain our brand image, our business may suffer.

We believe our bicycle components are selected by bike brand product managers at bicycle companies and by consumers in large part because of our brand reputation. Therefore, our success depends on our ability to maintain and build our brand image. We have focused on building our brands through strong relationships with the major bicycle companies and independent bicycle retailers and through marketing programs aimed at cycling enthusiasts in various media and other channels. For example, we currently sponsor over 15 professional teams and over 40 individuals in competitive cycling. In order to continue to enhance our brand image, we will need to continue to invest in sponsorships, marketing and public relations. In addition, maintaining and enhancing our brand image will depend largely on our ability to be a leader in the bicycle component industry and to continue to provide high quality products and services, which may require us to make substantial investments in areas such as product development and employee training.

There can be no assurance, however, that we will be able to maintain or enhance the strength of our brands in the future. Our brands could be adversely impacted by, among other things:

•	internal product quality control issues with our components;

•	product quality issues on the bikes on which our components are installed;

•	product recalls;

•	high profile component failures (such as a component failure during a race on a bike ridden by an athlete that we sponsor); and

•	negative publicity regarding our sponsored athletes.

Any adverse impact on our brands could in turn negatively affect our business, financial condition or results of operations.

A significant disruption in the operations of our manufacturing facilities could have a negative effect on our business, financial condition or results of operations.

We have manufacturing facilities located in the United States, Europe and Asia. Equipment failures, delays in deliveries or catastrophic loss at any of our facilities could lead to production or service disruptions, curtailments or shutdowns. In the event of a stoppage in production, or a slow down in production due to high employee turn-over or a labor dispute at any of our facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers could be severely affected. For example, the products manufactured at our Shen Kang, Taiwan facility accounted for 64% of our net sales in 2010. If there was a manufacturing disruption in our Shen Kang facility, we may be unable to meet product delivery requirements and our business, financial condition or results of operations could be negatively affected, even if the disruption was covered in whole or in part by our business interruption insurance. Any significant delay in deliveries to our customers could lead to increased returns or cancellations, expose us to damage claims from our customers or damage our brand and, in turn, negatively affect our business, financial condition or results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

We are heavily dependent upon the contributions, talent and leadership of our senior management team, particularly our President and Chief Executive Officer, Mr. Stanley R. Day, Jr. Our senior management team, which has an average tenure with us of approximately 18 years, is key to establishing our focus and executing our corporate strategies and has extensive experience in our industry and knowledge of our systems and processes.

All of our senior management are at-will employees. Given our senior management team’s extensive knowledge of the bicycle component industry and the limited number of direct competitors in the industry, we believe that it could be difficult to find replacements should any of our senior management team leave. Our inability to find suitable replacements for any of the members of our senior management team, even if the loss of service is covered in whole or in part by our key person insurance, could negatively affect our business, financial condition or results of operations.

If we cannot maintain our corporate culture, we could lose the innovation, teamwork and focus that we believe are important to our success.

We believe that an important component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork, cultivates creativity and innovation and promotes focus on execution. We have invested substantial time, energy and resources in building a highly collaborative team that works together effectively in an environment designed to promote openness, honesty, mutual respect and the pursuit of common goals. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate strategy.

We may not be able to sustain our past growth or successfully implement our growth strategy, which may have a negative effect on our business, financial condition or results of operations.

We grew our net sales from $283.8 million in 2006 to $524.2 million in 2010, and we believe that we are well positioned to grow our business in the future. However, our future growth will depend upon various factors, including the strength of our brand image, our ability to continue to produce innovative bicycle components, consumer acceptance of our current and future bicycle components, competitive conditions in the marketplace and the continued growth of the bicycle industry as a whole. If we are unable to sustain our past growth or successfully implement our growth strategy, our business, financial condition or results of operations could be negatively affected.

We are and may become subject to intellectual property suits that could cause us to incur significant costs or pay significant damages or that could prohibit us from selling our products.

As we develop new products, we seek to avoid infringing the valid patents and other intellectual property rights of our competitors. However, from time to time, third parties have claimed, or may claim in the future, that our products infringe upon their proprietary rights. We will evaluate any such claim and, where appropriate, may obtain or seek to obtain licenses or other business arrangements. To date, there have been no significant interruptions in our business as a result of any claims of infringement. We do not currently hold patent infringement insurance. Any claim, regardless of its merit, could be expensive and time consuming to defend. Moreover, if our products are found to infringe third-party intellectual property rights, we may be unable to obtain a license to use such technology, and we could incur substantial costs to redesign our products or to defend legal actions, and such costs could negatively affect our business, financial condition or results of operations.

If we are unable to enforce our intellectual property rights, our reputation and sales could be adversely affected.

Intellectual property is an important component of our business. We currently hold over 550 patents and have obtained an average of over 50 new patents per year since 2002. When appropriate, we assert our rights against those who infringe on our patents, trademarks and trade dress. However, these legal efforts may not be successful in reducing sales of bicycle components by those infringing. Additionally, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in these countries. Furthermore, other bicycle component manufacturers may be able to successfully produce bicycle components which imitate our designs without infringing upon any of our patents, trademarks or trade dress. The failure to prevent or limit infringements and imitations could have a permanent negative impact on the pricing of our products or reduce our product sales, even if we are ultimately successful in limiting the distribution of a product that infringes on us, which in turn may affect our business, financial condition or results of operations.

Our beliefs regarding the future growth of the bicycle component market are supported by qualitative data, limited sources and may not be reliable, and reduction or lack of continued growth in the popularity of cycling or the number of cycling enthusiasts could adversely affect our product sales and profits.

We generate all of our revenues from the sale of bicycle components. We attribute our historic growth in part to an increase in the number of cycling enthusiasts purchasing bikes with mid to high-end components. We expect the bicycle component market to continue to grow due to a variety of factors that impact the cycling industry, including continued growth in the number of cycling enthusiasts, increasing average retail selling prices driven by better-performing product designs and technologies, growing participation in cycling events and cycling related sports, improving cycling infrastructure, increasing consumer focus on healthier lifestyle trends, growing focus on the environment and increasing adoption of mid to high-end bicycles in emerging markets. Our beliefs regarding the outlook of the bicycle component market, however, are supported by qualitative data, limited sources and may not be reliable. If our beliefs regarding the growth of the cycling industry are incorrect and the popularity of cycling or the number of cycling enthusiasts does not increase, or declines, we may fail to achieve future growth and our business, financial condition or results of operations could be negatively affected.

We are a supplier in the bicycle industry supply chain, and our business is dependent in part on the success of our bicycle company customers.

As a supplier in the bicycle industry supply chain, we are dependent in part on the success of the business of our customers, including, in the OEM channel, our bicycle company customers. Therefore, a decline in the business of our bicycle company customers could negatively impact our business. For example, if our bicycle company customers reduce bike production, orders from us could in turn be reduced, which could negatively affect our business, financial condition or results of operations. Similar declines in the businesses of our distributor and independent retailer customers in the aftermarket could similarly have a negative impact on our business, results of operations or financial condition.

We have significant international operations, and are therefore exposed to currency exchange rate fluctuations.

We maintain fifteen facilities located in the United States, Australia and seven other European and Asian countries and conduct business in U.S. dollars, Euros, Renminbi (RMB), Australian dollars and New Taiwan dollars. Manufacturing and conducting business in the currencies of foreign countries exposes us to fluctuations in foreign currency exchange rates relative to the U.S. dollar.

Foreign currency fluctuations can also affect the prices at which our products are sold in our international markets. Significant unanticipated changes in foreign currency exchange rates make it more difficult for us to manage pricing in our international markets. If we are unable to adjust our pricing in a timely manner to counteract the effects of foreign currency fluctuations, our pricing may not be competitive in the marketplace.

Our financial results are reported in U.S. dollars. As a result, transactions conducted in foreign currencies must be translated into U.S. dollars for reporting purposes based upon the applicable foreign currency exchange rates. Fluctuations in these foreign currency exchange rates can therefore significantly affect period-over-period comparisons.

Our international operations are exposed to risks associated with doing business globally.

As a result of our international presence, we are exposed to increased risks inherent in conducting business outside of the United States. In addition to foreign currency risks, these risks include:

•	increased difficulty in protecting our intellectual property rights and trade secrets;

•	changes in tax laws and the interpretation of those laws;

•	exposure to local economic conditions;

•	unexpected government action or changes in legal or regulatory requirements;

•	geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, and other political uncertainty;

•	changes in tariffs, quotas, trade barriers and other similar restrictions on sales;

•	the effects of any anti-American sentiments on our brands or sales of our products;

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increased difficulty in ensuring compliance by employees, agents and contractors with our policies as well as with the laws of multiple jurisdictions, including but not limited to the U.S. Foreign Corrupt Practices Act, local international environmental, health and safety laws, and increasingly complex regulations relating to the conduct of international commerce;

•

increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel for our foreign operations; and

•	increased difficulty in staffing and managing foreign operations or international sales.

An adverse change in any of these conditions could have a negative effect upon our business, financial condition or results of operations.

If we inaccurately forecast demand for our products, we may manufacture either insufficient or excess quantities, which, in either case, could adversely affect our business.

We plan our manufacturing capacity based upon the forecasted demand for our products. In the OEM channel, our forecasts are based in large part on the number of our component specifications on new bikes and on projections from the bicycle companies. In the aftermarket channel, our forecasts are based on discussions with our distributors. If actual demand for our products exceeds forecasted demand, we may not be able to produce sufficient quantities of new products in time to fulfill actual demand, which could limit our sales. While we generally manufacture our products upon receipt of customer orders, if actual demand is less than the forecasted demand for our products and we have already manufactured the products, which could result in excess inventories. Either excess or insufficient production could have a negative effect on our business, financial condition or results of operations.

Our new credit facilities place operating restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks.

Prior to this offering, we entered into our new credit facilities, consisting of a $605.0 million first-lien term and $50.0 million revolving credit facility, which was undrawn at the time of the refinancing, and a $185.0 million second-lien term credit facility. The new credit facilities contain covenants that place restrictions on us and our subsidiaries’ operating activities. These covenants, among other things, limit our ability and the ability of our subsidiaries to:

•	incur additional debt;

•	pay dividends, make distributions or repurchase stock;

•	transfer and sell assets, or issue equity interests of subsidiaries;

•	make certain investments;

•	prepay indebtedness;

•	create liens;

•	enter into transactions with affiliates;

•	change the nature of our business;

•	merge, consolidate or make acquisitions; and

•	make capital expenditures.

Our new revolving credit facility also requires us to maintain compliance with a consolidated leverage ratio while any borrowings or any letters of credit are outstanding under the facility. Our ability to comply with this financial covenant may be affected by events beyond our control. For additional information regarding our new credit facilities, see “Description of new credit facilities.”

If we are unable to comply with the covenants contained in our new credit facilities, it could constitute an event of default under our new credit facilities and our lenders could declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable. If we are unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our credit facilities, which constitutes substantially all of our and our subsidiaries’ assets.

We have substantial leverage, and despite our substantial leverage, we and our subsidiaries may incur additional indebtedness.

As of March 31, 2011, as adjusted for the refinancing and the use of proceeds from this offering, our total indebtedness would have been approximately $         million. Our substantial level of indebtedness could have material negative consequences to us, including:

•	making it difficult to satisfy our obligations with respect to our indebtedness, which could ultimately cause our lenders to accelerate all amounts under our new credit facilities;

•	making it difficult to obtain financing in the future for working capital, capital expenditures, acquisitions or other purposes on commercially reasonable terms or at all;

•	increasing our vulnerability to general economic downturns and adverse industry conditions;

•	reducing our ability to further access the credit markets;

•	placing us at a competitive disadvantage compared to our competitors that have less indebtedness; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and industry, including our ability to invest in product development.

As of March 31, 2011, as adjusted for the refinancing, our new revolving credit facility would have provided for additional borrowings of $50.0 million. In addition, although our new credit facilities contain restrictions on the incurrence of other additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances indebtedness incurred in compliance with such restrictions could be substantial. To the extent new indebtedness is added to our current debt levels, the risks described in the paragraph above would increase.

An increase in interest rates would increase the interest costs on our new credit facilities and any additional variable rate indebtedness we may incur and could adversely impact our ability to refinance our indebtedness.

Borrowings under our new credit facilities are based on floating rates. An increase in interest rates would increase our debt service obligations and therefore reduce cash flow available for other corporate purposes. Further, rising interest rates could limit our ability to refinance our existing indebtedness when it matures and increase interest costs on any indebtedness that is refinanced. We may from time to time enter into agreements such as interest rate swaps or other interest rate hedging contracts. While these agreements may lessen the impact of rising interest rates, there can be no assurance that any hedging transactions will fully protect us from interest rate risk.

We are subject to certain safety and labor risks in our manufacturing facilities.

We employ approximately 2,200 employees worldwide, a large percentage of which work at our manufacturing facilities. Our business involves complex manufacturing processes that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities, there is a risk that an accident or death could occur in one of our facilities. Any accident could result in manufacturing delays, which could negatively affect our business, financial condition or results of operations. Also, the costs to defend any action or the potential liability resulting from any such accident or death, to the extent not covered by insurance, and any negative publicity associated therewith, could have a negative effect on our business, financial condition or results of operations. In addition, we have unionized workers in some of our European locations. Any strike, prolonged work stoppage or failure by us to reach a new agreement upon expiration of other union contracts could also have a negative effect on our business, financial condition or results of operations.

We are and may in the future be subject to product liability claims, recalls or warranty claims, which could be expensive or damage our reputation and result in a diversion of management resources.

We are and in the future may be subject to product liability claims and other claims relating to bodily injury, property damage or other losses that result, or allegedly result, from the failure of our products to perform as expected. We may incur losses resulting from these claims or the defense of these claims. Currently we maintain product liability coverage, but there is a risk that any claims or liabilities will exceed our insurance coverage or otherwise be limited. We also cannot guarantee that we will be able to maintain product liability coverage in the future.

In the past, some of our products have been subject to recalls and in the future we may be required to or voluntarily participate in recalls involving our bicycle components if any prove to be defective. In addition to the direct costs of any claim or product recall, any such claim or recall could adversely affect our brand image and have a negative effect on our business, financial condition or results of operations.

We rely on increasingly complex information systems for management of our manufacturing, distribution, sales and other functions. If our information systems fail to perform these functions adequately or if we experience an interruption in our operations, our business could suffer.

All of our major operations, including manufacturing, distribution, sales and accounting, are dependent upon our complex information systems. Our information systems are vulnerable to damage or interruption from, among other things:

•	earthquake, fire, flood, hurricane and other natural disasters;

•	power loss, computer systems failure, internet and telecommunications or data network failure; and

•	hackers, computer viruses, software bugs or glitches.

Any damage or significant disruption in the operation of such systems or the failure of our information systems to perform as expected could disrupt our operations, reduce our efficiency, delay our fulfillment of customer orders or require significant unanticipated expenditures to correct, and thereby have a negative effect on our business, financial condition or results of operations.

We depend on a limited number of suppliers for our materials and component parts for some of our products, and the loss of any of these suppliers or an increase in cost of raw materials could harm our business.

Because we dual or multi source most materials and component parts required for our products, we do not believe we are dependent on any single supplier. If, however, our current suppliers, in particular the minority of those which are single-source suppliers, are unable to fulfill orders, or if we are required to transition to other suppliers, we could experience significant production delays or disruption to our business.

In addition, we purchase various raw materials and component parts in order to manufacture our products. The main commodity items purchased for production include steel, aluminum, carbon fiber and plastic. Historically, price fluctuations for these raw materials and component parts have not had a material impact on our business. In the future, however, if we experience material increases in the price of raw materials or component parts and are unable to pass on those increases to our customers, or there are shortages in the availability of such raw materials or component parts, it could negatively affect our business, financial condition or results of operations. In addition, some of our raw materials are sourced from Japan, including a significant portion of our carbon fiber. Although the recent earthquake and tsunami in Japan have not had a negative impact on our business or supply of raw materials, we continue to monitor this matter.

Third party vendors manufacture and assemble approximately 15% our products, which may lead to delay in production or quality control issues.

Approximately 15% of our products are manufactured and assembled by seven different third party vendors located in Taiwan and China. The products manufactured by third parties are manufactured exclusively for us; however, we do not have any long term agreements with any of these vendors. We depend on these vendors to fill our orders on a timely basis and to manufacture our products at an acceptable cost. Should our current third party vendors become incapable of meeting our manufacturing requirements in a timely manner or cease doing business with us for any reason, we may not be able to obtain products at an acceptable cost, on a timely basis or in sufficient quantities. If we experience significant increased demand, or need to replace an existing vendor, there can be no assurance that additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all.

In addition, because of our reduced oversight, there can be no assurance that our vendors will continue to manufacture and assemble products that are consistent with our standards and that comply with all applicable laws and regulations. We have occasionally received, and may in the future receive shipments of products that fail to conform to our quality control standards. While these manufacturers are separate businesses, negative publicity regarding the quality of any of our products manufactured by them could adversely affect our reputation, which could have a negative effect on our business, financial condition and results of operations.

Changes in equipment standards promulgated by major cycling associations could negatively affect us.

We believe that we have products that conform to all equipment standards promulgated by major cycling associations, such as the Union Cycliste Internationale or the USA Triathlon. However, our future products may not satisfy these standards, or existing standards may be altered in ways that adversely affect the sales of our current or future products. If a change in rule were adopted and we did not have, or were unable to manufacture, a conforming product, we may be unable to sponsor athletes in various competitions, and our business, financial condition or results of operations could be negatively affected.

We are subject to environmental laws and regulation and potential exposure for environmental costs and liabilities.

Our operations, facilities and properties are subject to a variety of foreign, federal, state and local laws and regulations relating to health, safety and the protection of the environment. These environmental laws and regulations include those relating to the use, generation, storage, handling, transportation, treatment and disposal of solid and hazardous materials and wastes, emissions to air, discharges to waters and the investigation and remediation of contamination. Failure to comply with such laws and regulations can result in significant fines, penalties, costs, liabilities or restrictions on operations that could negatively affect our business, financial condition or results of operations. From time to time, we have been involved in administrative or legal proceedings relating to environmental, health or safety matters and have in the past incurred expenditures relating to such matters.

We believe that our operations are in substantial compliance with applicable environmental laws and regulations. However, additional environmental issues relating to presently known or unknown matters could give rise to currently unanticipated investigation, assessment or expenditures. Furthermore, through acquisitions over the years, we have acquired a number of facilities, and we could incur material costs and liabilities relating to activities that predate our ownership. Compliance with more stringent laws or regulations as well as different interpretations of existing laws, more vigorous enforcement by regulators or unanticipated events could require additional expenditures that may materially affect our business, financial condition or results of operations.

We may not be able to effectively integrate businesses we acquire or we may not be able to identify or consummate any future acquisitions on favorable terms, or at all.

Since 1995, we have achieved growth due in part to our ability to successfully acquire and integrate complementary businesses. Our acquisitions include the bicycle division of Mannesman Sachs AG (1997), RockShox, Inc. (2002), the bicycle business of Avid, LLC (2004), Truvativ International Co., Ltd. (2004) and Compositech, Inc. (Zipp) (2007). Acquisitions may continue to play a role in our future growth. Any future acquisitions that we might make, however, are subject to various risks and uncertainties and could have a negative impact on our results of operations. These risks include: the inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which may be spread out in different geographic regions) and the inability to achieve anticipated cost savings or operating synergies, or the risk we may not be able to effectively manage our operations at an increased scale of operations resulting from such acquisitions.

In addition, we may not be able to identify or consummate any future acquisitions on favorable terms, or at all. We may have limited opportunities to acquire businesses that we believe will enhance our product lines or our business.

Changes in our effective tax rate and our provision for income taxes could negatively affect our business, financial condition or results of operations.

Due to the global nature of our operations, we are subject to federal and state income taxes in the United States and various foreign jurisdictions. Our effective tax rate and our provision for income taxes is affected by changes in the mix of earnings and losses in jurisdictions with differing statutory tax rates, certain non-tax deductible expenses, including those arising from the requirement to expense stock options, changes in the valuation of our deferred tax assets and liabilities, and changes in accounting principles. Our tax liabilities are also impacted by the amounts we record in intercompany transactions for services, licenses, funding, and other items, which may be challenged by the tax authorities in the jurisdictions in which we operate. In addition, changes to tax laws in the jurisdictions in which we operate, such as an increase in tax rates or an adverse change in the treatment of an item of income or expense, could result in a material increase in our tax expense.

Currently, our foreign subsidiaries are treated as disregarded or transparent entities for U.S. federal income tax purposes, with the result that income generated by our foreign subsidiaries is subject to U.S. federal income tax on a current basis to the members of SRAM Holdings, LLC, in addition to the taxes imposed by the foreign jurisdictions in which the income is earned. Distributions of earnings and other payments to us from our foreign subsidiaries also may be subject to foreign withholding taxes. Prior to and in connection with the reorganization and this offering, we plan to implement a foreign holding company structure intended to facilitate global cash management strategies and minimize international operational and tax risks and which generally will allow us to defer U.S. income taxation of the income of our foreign subsidiaries until the earnings are repatriated to the United States by cash distributions or, in certain circumstances, deemed distributions under the U.S. tax law. In general, a U.S. taxpayer may claim a foreign tax credit against its U.S. federal income tax liability for foreign income and withholding taxes paid on its foreign-source income. However, the amount of foreign tax credit that we may claim against our U.S. federal income tax liability is subject to many limitations that may significantly restrict our ability to claim a credit for all of the foreign taxes we pay, and we may incur incremental tax costs as a result of these limitations.

Risks related to our corporate structure

Control by our principal stockholders could adversely affect our other stockholders.

When this offering is completed, the Day family will beneficially own approximately     % of the voting power of our common stock (or     % of the voting power if the underwriters exercise in full their option to purchase additional shares), which will be voted in accordance with the Day family voting trust agreement. As a result, the Day family will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. This concentrated control will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of SRAM, which in turn could cause the market price of our Class A common stock to decline or prevent our stockholders from realizing a premium over the market price for their Class A common stock. In addition, under the “controlled company” exemption to the independence requirements of the Nasdaq, we will be exempt from the rules of the Nasdaq that require that our board of directors be comprised of a majority of independent directors, that our compensation committee be comprised solely of independent directors and that our nominating and governance committee be comprised solely of independent directors.

We are a holding company with no operations of our own, and we will depend on distributions from SRAM Holdings, LLC and its subsidiaries to meet our ongoing obligations and, if applicable, to pay cash dividends on our common stock.

We are a holding company with no operations of our own and we have no independent ability to generate revenue. Consequently, our ability to obtain operating funds depends upon distributions from SRAM Holdings, LLC and its subsidiaries. The distribution of cash and other transfers of funds by SRAM Holdings, LLC and its subsidiaries to us will be subject to restrictions. For example, our new credit facilities limit our ability to distribute cash based upon certain covenants. We will be unable to pay dividends to our stockholders or pay other expenses outside the ordinary course of business if SRAM Holdings, LLC is unable to distribute cash to us.

Following the reorganization, we will hold directly or indirectly, 100% of the equity interests of SRAM Holdings, LLC. Because SRAM Holdings, LLC is treated as a partnership for U.S. federal and state income tax purposes, we and our subsidiaries, as members of SRAM Holdings, LLC, will incur U.S. federal and state income taxes on our proportionate shares of any net taxable income of SRAM Holdings, LLC. To the extent we and our subsidiaries need funds to pay such taxes or for any other purpose, and SRAM Holdings, LLC is unable to provide such funds because of limitations in its new credit facilities or other restrictions, such inability to pay could have a negative effect on our business, financial condition and results of operations.

A significant portion of our business is conducted through foreign subsidiaries and our failure to generate sufficient cash flow from these subsidiaries, or otherwise repatriate or receive cash from these subsidiaries, could result in our inability to repay our indebtedness and other liabilities.

For the year ended December 31, 2010, 86.4% of our net sales were generated outside of the United States. Our ability to meet our debt service and other obligations with cash from foreign subsidiaries will depend upon the results of operations of these subsidiaries and may be subject to legal, contractual or other restrictions and other business considerations. In addition, dividend, interest, royalty and other payments to us from our foreign subsidiaries may be subject to foreign withholding taxes, which could reduce the amount of funds we receive from our foreign subsidiaries. Distributions of earnings and other payments received from our foreign subsidiaries may also be subject to fluctuations in currency exchange rates and legal and other restrictions on repatriation, which could further reduce the amount of funds we receive from our foreign subsidiaries. Therefore, to the extent that we must use cash generated in foreign jurisdictions to make principal or interest payments on our indebtedness or other obligations, there may be a cost associated with repatriating cash to the United States.

Our anti-takeover provisions may delay or prevent a change of control, which could negatively affect our stock price.

Upon the consummation of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make it difficult to remove our board of directors and management and may discourage or delay “change of control” transactions, which could negatively affect the price of our stock. These provisions include, among others:

•

holders of our Class A common stock vote together with holders of our Class B common stock on all matters, unless otherwise required by law, including the election of directors, and our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors;

•

immediately following this offering, our board of directors will consist of a single class, with each director serving a one-year term. However, if all shares of our Class B common are converted into Class A common stock or otherwise cease to be outstanding, our board of directors will be divided into three classes, with each class serving for a staggered three-year term;

•

vacancies on our board of directors, and any newly created director positions created by the expansion of the board of directors, may be filled only by a majority of remaining directors then in office;

•

immediately following this offering, our stockholders may act by written consent. However, if all shares of our Class B common stock are converted into Class A common stock or otherwise cease to be outstanding, actions to be taken by our stockholders will only be permitted to be effected at an annual or special meeting of our stockholders and not by written consent;

•

special meetings of our stockholders may be called by our chairman, president, chief executive officer or a majority of our board of directors. In addition, immediately following this offering, our secretary must also call a special meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting. However, if all shares of our Class B common are converted into Class A common stock or otherwise cease to be outstanding, our stockholders will not be permitted to call special meetings of our stockholders;

•

our amended and restated bylaws establish an advance notice procedure for stockholders to submit proposed nominations of persons for election to our board of directors and other proposals for business to be brought before an annual or special meeting of our stockholders; and

•	our board of directors may issue up to shares of preferred stock, with designations, rights and preferences as may be determined from time to time by our board of directors.

Risks related to this offering

The requirements of being a public company may strain our resources and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the Securities and Exchange Commission (SEC) and the Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing and are difficult to predict. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation. In addition, our senior management has no prior experience managing a publicly traded company or complying with the increasingly complex laws pertaining to public companies described above. These obligations will require substantial attention from our senior management and partially divert their attention away from the day-to-day management of our business, which could negatively impact our business, financial condition or results of operations.

If we fail to maintain adequate internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley or if we do not remedy our material weaknesses or significant deficiencies in our internal controls it could result in inaccurate financial reporting and have a negative impact on the price of our Class A common stock or our business.

As a public company, we will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of Sarbanes-Oxley regarding internal control over financial reporting. Prior to becoming a public company, we are not required to be compliant with the requirements of Section 404. The process of becoming compliant with Section 404 may divert internal resources and will take a significant amount of time and effort to complete. We may experience higher than anticipated operating expenses, as well as increased independent auditor fees during the implementation of these changes and thereafter. We are required to be compliant under Section 404 with our second Annual Report on Form 10-K after the completion of this offering and at that time our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting. We will also be required to deliver an attestation report of our auditors on our management’s assessment of our internal controls. Completing documentation of our internal control system and financial processes, remediation of control deficiencies, and management testing of internal controls will require substantial effort by us.

In preparation for this offering and for future compliance with Section 404 of Sarbanes-Oxley, we and our independent auditors identified material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis. The material weaknesses were attributed to us not maintaining sufficient: external reporting, technical accounting and tax functions; financial reporting and closing processes with respect to complex transactions; and written policies and procedures, in each case to meet our needs as a public company. Specifically, we do not currently maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. generally accepted accounting principles as will be required of us as a public company. We have begun implementing measures and plan to take additional steps to remediate the underlying causes of our material weaknesses. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. We are enhancing the technical capability of our staff by adding resources and personnel to the accounting and finance team. Until such time as we are able to retain permanent personnel, we are engaging outside consultants to assist us.

If the steps we intend to take do not remediate these material weaknesses in a timely manner, we will not be able to conclude that we have and maintain effective internal control over financial reporting. In addition, we may identify additional material weaknesses or significant deficiencies in the future. In either case, our independent registered accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting. As a result, our ability to report our financial results on a timely and accurate basis may be adversely affected, we may be subject to sanctions or investigation by regulatory authorities and investors may lose confidence in our financial information, which in turn could adversely affect the market price of our Class A common stock.

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our competitors or the bicycle industry;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ or our own performance expectations;

•	risks relating to our business and industry, including those described above; and

•	general market, political and economic conditions.

As a result of these and other factors, investors in our Class A common stock may not be able to resell their shares at or above the initial offering price or may not be able to resell them at all.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our Class A common stock. Furthermore, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In addition, in the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources, and have a negative effect on our business, financial condition or results of operations.

No public market for our Class A common stock currently exists and an active trading market may not develop or be sustained following this offering.

Before this offering, there has been no public market for our Class A common stock. An active, liquid trading market for our Class A common stock may not develop or be sustained following this offering. We have applied to have our Class A common stock approved for quotation on the Nasdaq, but we cannot assure you that our application will be approved. In addition, we cannot assure you as to the liquidity of any such market that may develop or the price that our stockholders may obtain for their shares of our Class A common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The assumed initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock outstanding prior to this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur immediate substantial dilution in pro forma net tangible book value per share from the price you paid. For a further description of the dilution that you will experience immediately after this offering, please see “Dilution.”

The value of our Class A common stock may be adversely affected by additional issuances of common stock by us or sales by our principal stockholders.

Any future issuances or sales of Class A common stock by us will be dilutive to our existing common stockholders. Upon consummation of this offering, we will have             shares of Class A common stock outstanding and              shares of Class B common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. All              of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act. Subject to certain exceptions, the holders of approximately     % of the              shares of our common stock have signed lock-up agreements with the underwriters of this offering, under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock without the prior written consent of the underwriters for a period of 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus. See “Underwriting.” After this offering, the holders of approximately              shares of our Class B common stock will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement. See “Certain relationships and related person transactions—2011 refinancing and reorganization—Registration rights.” Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our Class A common stock.

We do not intend to pay cash dividends for the foreseeable future.

SRAM International Corporation was formed on April 29, 2011 and has never declared or paid cash dividends on its common stock. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, restrictions contained in current or future financing instruments, including our new credit facilities, and such other factors as our board of directors deems relevant.

Even if we decide in the future to pay any dividends, we are a holding company with no independent operations of our own. As a result, we depend on SRAM Holdings, LLC and its subsidiaries for cash to pay our obligations and make dividend payments. Deterioration in the financial conditions, earnings or cash flow of SRAM Holdings, LLC and its subsidiaries for any reason could limit or impair their ability to pay cash distributions or other distributions to us and thereby limit or impair our ability to pay dividends to our stockholders.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements. The words “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	our ability to introduce new products into the market;

•	changes in the competitive landscape for bicycle components;

•	unfavorable economic conditions;

•	a weakening of our brand image;

•	a disruption in the operations of our manufacturing facilities;

•	loss of our senior management;

•	changes in the popularity of cycling or the number of cycling enthusiasts; and

•	other risks included under “Risk factors” and risks described in “Management’s discussion and analysis of financial condition and results of operations” in this prospectus.

In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

The refinancing and reorganization

Current organizational and ownership structure

Since the completion of the 2008 recapitalization in which Trilantic and its co-investors acquired a $234.8 million equity interest in SRAM, our business has been conducted through SRAM, LLC, a wholly-owned subsidiary of SRAM Holdings, LLC. For a description of the 2008 transaction, see “Certain relationships and related person transactions—Trilantic 2008 investment and recapitalization.”

Immediately prior to the completion of the refinancing described below, the ownership of SRAM Holdings, LLC was as follows:

•

Trilantic and its co-investors owned 3,640,000 Class A units (100% of the Class A units). As Class A unit holders, Trilantic and its co-investors were entitled to a Class A priority interest in the amount of their initial $234.8 million investment plus a 10% annual preferred return, compounded quarterly. On June 7, 2011, the Class A priority interest consisted of the $234.8 million initial investment plus $71.4 million of accrued preferred return. The Class A unit holders were also entitled to participate in distributions after the repayment of their priority interest, which we refer to as the common participation right.

•

The Day family, SRAM management and current and former directors and employees indirectly owned 5,460,000 Class B units (100% of the Class B units) through two holding corporations: SRAM-SP2, Inc. and SRAM International Holdings, Inc. Class B unit holders were entitled to participate in distributions after the repayment of the Class A priority interest.

•

SRAM management and current and former directors and employees owned 538,237 incentive units. Incentive unit holders were entitled to participate in distributions after the repayment of the Class A priority interest subject to the distribution thresholds established at the time the incentive units were granted. Distributions payable with respect to unvested incentive units are retained by SRAM until the units vest. The board of SRAM Holdings, LLC will approve the immediate vesting of these units in connection with this offering.

Refinancing

On June 7, 2011, SRAM, LLC entered into new credit facilities consisting of a first-lien term and revolving facility and a second-lien term facility. The aggregate proceeds from the new credit facilities were $790.0 million. The proceeds from the new credit facilities were used to (i) repay the entire outstanding amount under our prior credit facilities, which as of June 7, 2011, was $194.8 million (including accrued interest), (ii) acquire all of the 3,640,000 Class A units of SRAM Holdings, LLC held by Trilantic and its co-investors for $575.0 million and (iii) pay all fees and expenses related to the refinancing. The $575.0 million received by Trilantic and its co-investors was in full payment for all of their interests in SRAM Holdings, LLC and consisted of $268.8 million in respect of the common participation right and $306.2 million in respect of the priority interests of the 3,640,000 Class A units held by Trilantic and its co-investors. In connection with these transactions, SRAM Holdings, LLC amended and restated its operating agreement to combine the Class A units and the Class B units into a single class of common units and eliminate the corporate governance and liquidity rights of Trilantic and its co-investors. We refer to the entering into of our new credit facilities, the use of proceeds therefrom and the related amendment to the SRAM Holdings LLC operating agreement as the refinancing. Following the refinancing, Trilantic and its co-investors have no remaining ownership of SRAM Holdings, LLC. For additional information regarding our new credit facilities, see “Description of new credit facilities.”

The following diagram depicts our organizational structure and economic ownership (which may differ from voting interests) upon consummation of the refinancing and prior to the completion of the reorganization and this offering:

Reorganization

On April 29, 2011, SRAM International Corporation, a Delaware corporation, was formed to be the issuer for this offering. Immediately prior to the consummation of this offering, the existing equity holders of SRAM Holdings, LLC will enter into a reorganization pursuant to which SRAM International Corporation will acquire 100% of the equity interests of SRAM Holdings, LLC, either directly or through its wholly-owned subsidiaries, and the equity holders of SRAM Holdings, LLC will exchange their direct or indirect equity interests in SRAM Holdings, LLC for shares of common stock of SRAM International Corporation.

The following steps will be taken to effect the reorganization:

•

SRAM International Corporation will file an amended and restated certificate of incorporation which will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of capital stock.”

•

SRAM Holdings, LLC will make a $             million distribution to its existing equity holders to cover the estimated federal and state income taxes payable with respect to their allocable shares of the estimated taxable income of SRAM Holdings, LLC from January 1, 2011 through the closing date of this offering.

•

SRAM International Corporation will indirectly acquire 5,391,839 common units of SRAM Holdings, LLC held by the Day family, SRAM management and current and former directors and employees through SRAM-SP2, Inc. and its subsidiaries. The Day family will receive              shares of Class B common stock of SRAM International Corporation in exchange for their shares of stock of SRAM-SP2, Inc. Of these shares,              shares will be converted to Class A common stock and will be sold in this offering. The SRAM management and current and former directors and employees will receive              shares of Class A common stock of SRAM International Corporation in exchange for their shares of stock of SRAM-SP2, Inc. Of these shares,              shares will be sold in this offering.

•

SRAM International Corporation will indirectly acquire the remaining 68,161 common units of SRAM Holdings, LLC held by foreign employees of SRAM through SRAM International Holdings, Inc. The stockholders of SRAM International Holdings, Inc. will receive              shares of Class A common stock of SRAM International Corporation in exchange for their shares of stock of SRAM International Holdings, Inc. Of these shares,              shares will be sold in this offering.

•

All unvested incentive units will immediately vest, and SRAM management and current and former directors and employees holding incentive units of SRAM Holdings, LLC will exchange their incentive units for              shares of Class A common stock of SRAM International Corporation. Of these shares,              shares will be sold in this offering.

We refer to the series of transactions listed above as the reorganization. In addition, prior to and in connection with the reorganization and this offering, we plan to implement a foreign holding company structure for our foreign subsidiaries intended to facilitate global cash management strategies and minimize international operational and tax risks.

New organizational and capital structure

The following diagram depicts our organizational structure and economic ownership (which may differ from voting interests) immediately after the completion of the reorganization and this offering:

SRAM International Corporation
6.15%
100%
SRAM-SP2, Inc.
100%
83.95%
100%
SRAM-SP3, LLC
SRAM-SP4, LLC
0.18%
9.72%
SRAM Holdings, LLC
100%
SRAM, LLC
Compositech, Inc.
100%
100%
Foreign Holding Corporation
100%
Forshan Shunde SRAM Bicycle Component Company Ltd. (China)
100%
100%
100%
100%
Sandleford Limited (Ireland)
SRAM Australia Pty Limited (Australia)
SRAM Hong Kong Trading Company Ltd. (Hong Kong)
Livisham Limited (Ireland)
100%
100%
100%
SRAM Service France SARL
SRAM Europe Sales & Service B.V. (Netherlands)
SRAM Deutschland GmbH (Germany)
70%
30%
SRAMPort – Transmissoes Mecanicas LDA (Portugal)

Immediately after the consummation of this offering, the ownership of SRAM International Corporation will be as follows:

•

The Day family will collectively own              shares of our Class B common stock, representing 100% of our Class B common stock and     % of the total voting power of SRAM International Corporation (or     % of the total voting power if the underwriters exercise in full their option to purchase additional shares).

•

SRAM management and current and former directors and employees will own              shares of our Class A common stock, representing     % of our Class A common stock and approximately     % of the total voting power of SRAM International Corporation (or     % of the total voting power if the underwriters exercise in full their option to purchase additional shares).

•

The investors in this offering will collectively own              shares of our Class A common stock, representing     % of our Class A common stock and     % of the total voting power of SRAM International Corporation (or     % of the total voting power if the underwriters exercise in full their option to purchase additional shares).

In addition,              shares of Class A common stock will be issuable under the SRAM International Corporation 2011 Incentive Award Plan that we will adopt prior to the consummation of this offering.

Holding company structure

Upon completion of this offering, SRAM International Corporation will be a holding company that, directly, and indirectly through its subsidiaries SRAM-SP2, Inc., SRAM-SP3, LLC and SRAM-SP4, LLC, controls SRAM Holdings, LLC, which in turn will control our operating company, SRAM, LLC. We will have no business operations or material assets other than our direct and indirect ownership of 100% of the outstanding equity interests in of SRAM Holdings, LLC and SRAM, LLC and its subsidiaries and we will control all of the business and affairs of SRAM Holdings, LLC and SRAM, LLC and its subsidiaries. We will consolidate the financial results of SRAM Holdings, LLC and SRAM, LLC and its subsidiaries into our consolidated financial statements. Our only source of cash flow from operations will be distributions from SRAM Holdings, LLC pursuant to its amended and restated operating agreement. See ‘‘Risk factors—Risks related to our corporate structure—We are a holding company with no operations of our own, and we will depend on the distributions from SRAM Holdings, LLC and its subsidiaries to meet our ongoing obligations and, if applicable, to pay cash dividends on our common stock.”

Use of proceeds

We estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be approximately $             million, based on an offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions payable by us. We intend to use $             million of the proceeds to us to repay $             million of indebtedness under our new credit facilities and $             million of the proceeds to us to pay fees and expenses related to this offering.

We expect the repayments under our new credit facilities to include $         million under our first-lien term facility, which bears interest at          and matures on June 7, 2018, and $         million under our second-lien term facility, which bears interest at          and matures on December 7, 2018. The proceeds of the new credit facilities were used to repay all outstanding amounts under our prior credit facilities, which as of June 7, 2011, 2011 were $194.8 million (including accrued interest), and to directly or indirectly acquire all of the equity interests in SRAM Holdings, LLC held by Trilantic and its co-investors. See “The refinancing and reorganization” and “Description of new credit facilities” for additional information.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions.

We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Dividend policy

We have never declared or paid cash dividends on our common stock. We do not anticipate declaring or paying any cash dividends on our common stock. We are a holding company and have no material assets other than our direct and indirect ownership of SRAM Holdings, LLC and SRAM, LLC and its subsidiaries following the reorganization. We depend on SRAM Holdings, LLC and its subsidiaries for cash to pay our obligations and make dividend payments. Our ability to pay dividends in the future is dependent upon our receipt of cash from SRAM Holdings, LLC and its subsidiaries.

In addition, we will need to comply with the restrictions contained in our financing instruments, including our new credit facilities in order to pay cash dividends. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Immediately prior to the consummation of this offering, SRAM Holdings, LLC will make a $         million distribution to its pre-offering equity holders to cover the estimated federal and state income taxes payable with respect to their allocable shares of the estimated taxable income of SRAM Holdings, LLC from January 1, 2011 through the closing date of this offering.

Capitalization

The following table sets forth our cash and capitalization as of March 31, 2011:

•	on an actual basis;

•

on a pro forma basis to give effect to the refinancing and reorganization, including (i) the incurrence of $         million of indebtedness under our new credit facilities and the application of the proceeds thereof, (ii) the application of purchase accounting, the allocation of estimated values of assets and liabilities, and the recognition of a related gain as a result of the reorganization, (iii) the vesting of all outstanding incentive units and the granting of new stock options, (iv) the conversion of 5,460,000 common units and 538,237 incentive units into              shares of Class A and              shares of Class B common stock of SRAM International Corporation and (v) the distribution of approximately $             to the pre-offering equity holders of SRAM Holdings, LLC to cover the estimated federal and state income taxes payable with respect to their allocable shares of the estimated taxable income of SRAM Holdings LLC from January 1, 2011 through the closing date of this offering; and

•

on a pro forma as adjusted basis, to also give effect to the issuance of             shares of Class A common stock in this offering (assuming an estimated public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus) and the use of proceeds from this offering.

You should read this capitalization table together with our historical financial statements and the related notes appearing at the end of this prospectus, “The refinancing and reorganization,” “Use of proceeds,” “Unaudited pro forma condensed consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of new credit facilities” and the other financial information included in this prospectus.

	Predecessor(1)	Successor(1)
As of March 31, 2011 (in thousands, except share/unit amounts)	Actual	Pro forma	Pro forma as adjusted

Cash and cash equivalents:	$15,374	$	$

Debt, current and long-term(2):	$198,753	$	$

Members’ / stockholders’ equity
Member units—Class A, 3,640,000 units authorized, issued and outstanding, actual; no units issued and outstanding, pro forma or pro forma as adjusted	60,262
Member units—Class B, 5,460,000 units authorized, issued and outstanding, actual; no units issued and outstanding, pro forma or pro forma as adjusted	—
Member units—Common Units, no units authorized, issued and outstanding; 5,460,000 units authorized, issued and outstanding, pro forma; units authorized, issued and outstanding, pro forma as adjusted	—
Member units—incentive units, 337,500 units authorized, 276,697 units issued, and 269,118 units outstanding, actual; no units issued and outstanding, pro forma or pro forma as adjusted	3,130
Accumulated deficit	(177,581)
Accumulated other comprehensive income	10,895
Class A common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Class B common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	—

Total members’ / stockholders’ equity (deficit)	(103,294)

Total capitalization	$95,459	$	$

(1)	Prior to this offering, the proceeds from the refinancing were used to directly or indirectly acquire all of the equity interests in SRAM Holdings, LLC held by Trilantic and its co-investors. As a result, SRAM-SP2, Inc. acquired control of SRAM Holdings, LLC and was required to apply acquisition accounting pursuant to ASC 805. Upon SRAM-SP2, Inc. obtaining control and a voting interest greater than 95%, SRAM Holdings, LLC was required to push down the new basis of SRAM-SP2, Inc. in accordance with Staff Accounting Bulletin Topic 5.J. Our historical financial statements for periods prior to the date of this transaction (our predecessor periods) were prepared on the historical cost basis of accounting, which existed prior to the acquisition. Our historical financial statements for periods subsequent to the date of this transaction (our successor periods) and our unaudited pro forma condensed consolidated financial statements will reflect the push down of the new basis of SRAM-SP2, Inc. upon acquisition with the recognition of assets and liabilities at their fair values pursuant to acquisition accounting. As a result, our results for the successor periods are not necessarily comparable to the predecessor periods.

(2)	Debt, current and long-term is defined as current portion of long-term debt and long-term borrowings.

Dilution

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the pro forma net tangible book value (deficit) per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

After giving effect to the refinancing and reorganization, our pro forma net tangible book value as of March 31, 2011 was $             million, or $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2011, prior to the sale of             shares of Class A common stock in this offering, but assuming the completion of the refinancing and reorganization. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the net tangible book value per share of our common stock outstanding immediately after this offering.

After giving effect to the completion of the refinancing, reorganization and the sale of             shares of Class A common stock in this offering, based upon an assumed initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our pro forma as adjusted net tangible book value as of March 31, 2011 would have been $             million, or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and immediate dilution of $             per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of March 31, 2011 (which gives effect to the refinancing and reorganization)	$
Increase in net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value (deficit) per share as of March 31, 2011 (which gives effect to the refinancing, reorganization and this offering)

Dilution per share to new investors		$

The following table summarizes, as of March 31, 2011, on a pro forma as adjusted basis giving effect to the reorganization, the refinancing and the sale of              shares of Class A common stock in this offering, the number of shares of our common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid to us by existing stockholders and paid by new investors purchasing shares of our common stock from us in this offering. The table assumes an initial public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

	Shares purchased		Total consideration		Average price per share
	Number	Percentage	Amount	Percentage

Existing stockholders		%	$	%	$

New investors

Total		100%	$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by investors participating in this offering by $             million, or increase (decrease) the percent of total consideration paid by investors participating in this offering by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The tables and calculations above are based on shares of common stock outstanding as of March 31, 2011 (after giving effect to the refinancing and reorganization) and exclude an aggregate of shares of Class A common stock reserved for issuance under the SRAM International Corporation 2011 Incentive Award Plan.

Unaudited pro forma condensed consolidated financial data

The following unaudited pro forma condensed consolidated financial data sets forth our unaudited pro forma and historical condensed consolidated statements of operations for the year ended December 31, 2010 and for the three months ended March 31, 2011 and our unaudited pro forma and historical condensed consolidated balance sheet at March 31, 2011. Historical information is based on the audited and unaudited consolidated financial statements of SRAM Holdings, LLC appearing elsewhere in this prospectus. Prior to the date of the reorganization, SRAM Holdings, LLC and its subsidiaries is considered to be our predecessor company.

The unaudited pro forma condensed consolidated balance sheet at March 31, 2011, and the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2010 and for the three months ended March 31, 2011, is presented on:

•	on an actual basis;

•

on a pro forma basis to give effect to the refinancing and reorganization, including (i) the incurrence of $790.0 million of indebtedness under our new credit facilities and the application of the proceeds thereof, (ii) the application of purchase accounting, and the recognition of a related gain as a result of the reorganization, (iii) the vesting of all outstanding incentive units and the granting of new stock options, (iv) the conversion of 5,460,000 common units and 538,237 incentive units into              shares of Class A and              shares of Class B common stock of SRAM International Corporation, (v) the distribution of approximately $             to the pre-offering equityholders of SRAM Holdings, LLC to cover the estimated federal and state income taxes payable with respect to their allocable shares of the estimated taxable income of SRAM Holdings, LLC from January 1, 2011 through the closing date of this offering, and (vi) a provision for corporate income taxes on the income attributable to SRAM International Corporation and its subsidiaries at an effective rate of             %; and

•

on a pro forma as adjusted basis, to also give effect to the issuance of             shares of Class A common stock in this offering (assuming an estimated public offering price of $             per share, the midpoint of the range set forth on the cover page of this prospectus) and the use of proceeds from this offering, as if such transactions occurred on March 31, 2011, for the unaudited pro forma condensed consolidated balance sheet, and as if such transactions occurred on January 1, 2010, for the unaudited pro forma condensed consolidated statements of operations.

Our unaudited pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. Presentation of our unaudited pro forma condensed consolidated financial data is prepared in conformity with Article 11 of Regulation S-X.

The unaudited pro forma condensed consolidated financial data should be read in conjunction with “The refinancing and reorganization,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes thereto, included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial data is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented, and it therefore should not be relied upon as being indicative of our results of operations or financial position had the refinancing, the reorganization and this offering occurred on the dates assumed. The unaudited condensed consolidated pro forma financial data is also not a projection of our results of operations, or financial position for any future period or date. The estimates and assumptions used in preparation of the unaudited pro forma condensed consolidated financial data may be materially different from our actual experience in connection with any specific sale by the selling stockholders.

Unaudited pro forma condensed consolidated balance sheet
	Predecessor(1)	Successor(1)
As of March 31, 2011 (in thousands, except share/unit amounts)	Actual	Adjustments for the refinancing(2)		Adjustments for the reorganization(3)	Pro forma	Adjustments for this offering(4)	Pro forma as adjusted

Assets
Cash and cash equivalents	$15,374	$(5,857	)(a)	$	$	$	$
Accounts receivable, net	88,843	—
Inventories	29,425	3,446	(c)
Other current assets	8,379	—

Total current assets	142,021	(2,411)
Property and equipment, net	34,268	13,131	(c)
Intangible assets, net	43,463	1,432,637	(c)
Goodwill	15,606	359,642	(c)
Deferred financing charges and other assets	5,451	7,649	(c)
		(9,816	)(c)

Total assets	$240,809	$1,800,832		$	$	$	$

Liabilities and members’ / stockholders’ (deficit) equity
Current portion of long-term debt	$—	$—		$	$	$	$
Accounts payable	67,105	—
Accrued personnel costs	19,361	—
Accrued expenses and other current liabilities	14,511	—
Accrued member units—incentive units	16,536	675	(c)
Income taxes payable	12,784	—

Total current liabilities	130,297	675
Long-term borrowings	198,753	577,219	(a)
Other noncurrent liabilities	15,053	—

Total liabilities	344,103	577,894

	Predecessor(1)	Successor(1)
As of March 31, 2011 (in thousands, except share/unit amounts)	Actual	Adjustments for the refinancing(2)		Adjustments for the reorganization(3)	Pro forma	Adjustments for this offering(4)	Pro forma as adjusted

Members’ / stockholders’ equity
Member units—Class A, 3,640,000 units authorized, issued and outstanding, actual; no units issued and outstanding, pro forma or pro forma as adjusted	60,262	(60,262	)(e)
Member units—Class B, 5,460,000 units authorized, issued and outstanding actual; no units issued and outstanding, pro forma or pro forma as adjusted	—	—
Member units—Common Units, no units authorized, issued and outstanding; 5,460,000 units authorized, issued and outstanding, pro forma; units authorized, issued and outstanding, pro forma as adjusted	—	1,102,433	(e)
Member units—incentive units 337,500 units authorized, 276,697 units issued, and 269,118 units outstanding, actual; no units issued and outstanding, pro forma or pro forma as adjusted	3,130	14,081	(e)
Accumulated deficit	(177,581)	177,581	(e)
Accumulated other comprehensive income	10,895	(10,895	)(e)
Class A common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—	—
Class B common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	—	—

Total members’ / stockholders’ (deficit) equity	(103,294)	1,222,938

Total liabilities and members’ / stockholders’ (deficit) equity	$240,809	$1,800,832		$		$	$

Unaudited pro forma condensed consolidated statement of operations
	Predecessor(1)	Successor(1)
Year ended December 31, 2010 (in thousands, except share/ unit amounts)	Actual	Adjustments for the refinancing(2)		Adjustments for the reorganization(3)	Pro forma	Adjustments for the offering(4)	Pro forma as adjusted

Net sales	$524,187	$—		$	$	$	$
Cost of sales	312,954	4,779	(d)

Gross profit	211,233	(4,779)

Operating expenses
General and administrative expense	29,922	869	(d)
Amortization expense	3,991	78,169	(d)
Sales and marketing expense	40,579	124	(d)
Product development expense	37,179	434	(d)

	111,671	79,596

Income from operations	99,562	(84,375)

Other income (expense)
Interest expense, net	(32,634)	(13,205	)(b)
Foreign currency exchange gain	237	—

Other expense, net	(32,397)	(13,205)
Income (loss) before income taxes	67,165	(97,580)
Income tax expense	17,193	—

Net income	$49,972	$(97,580)		$		$	$

Pro forma as adjusted weighted average common shares outstanding—basic and diluted
Pro forma as adjusted earnings per common share—basic and diluted							$

Unaudited pro forma condensed consolidated statement of operations
	Predecessor(1)	Successor(1)
Three months ended March 31, 2011 (in thousands, except share/ unit amounts)	Actual	Adjustments for the refinancing(2)		Adjustments for the reorganization(3)	Pro forma	Adjustments for the offering(4)	Pro forma as adjusted

Net sales	$146,460	$—		$	$	$	$
Cost of sales	86,267	1,104	(d)

Gross profit	60,193	(1,104)

Operating expenses
General and administrative expense	8,371	201	(d)
Amortization expense	997	19,542	(d)
Sales and marketing expense	11,525	29	(d)
Product development expense	10,296	100	(d)

	31,189	19,872

Income from operations	29,004	(20,976)

Other income (expense)
Interest expense, net	(3,716)	(7,497	)(b)
Foreign currency exchange gain	(3,058)	—

Other expense, net	(6,774)	(7,497)
Income (loss) before income taxes	22,230	(28,473)
Income tax expense	4,457	—

Net income	$17,773	$(28,473)		$		$	$

Pro forma as adjusted weighted average common shares outstanding—basic and diluted
Pro forma as adjusted earnings per common share—basic and diluted							$

Notes to unaudited pro forma condensed consolidated financial data

(in thousands, except share/unit amounts)

Basis of presentation

1.	As further described in “The refinancing and reorganization,” prior to this offering, the proceeds from the refinancing were used to directly and indirectly acquire all of the equity interests in SRAM Holdings, LLC held by Trilantic and its co-investors. As a result, SRAM-SP2, Inc. acquired control of SRAM Holdings, LLC and was required to apply acquisition accounting pursuant to ASC 805. Upon SRAM-SP2, Inc. obtaining control and a voting interest greater than 95%, SRAM Holdings, LLC was required to push down the new basis of SRAM-SP2, Inc. in accordance with Staff Accounting Bulletin Topic 5.J. Our historical financial statements for the periods prior to the date of this transaction (our predecessor periods) were prepared on the historical cost basis of accounting, which existed prior to the acquisition. Our historical financial statements for periods subsequent to the date of this transaction (our successor periods) and our unaudited pro forma condensed consolidated financial statements will reflect the push down of the new basis of SRAM-SP2, Inc. upon acquisition with the recognition of assets and liabilities at their fair values pursuant to acquisition accounting. As a result, our results for the successor periods are not necessarily comparable to the predecessor periods.

Pro forma adjustments

2.	The amounts in this column represent the pro forma adjustments to reflect the refinancing transactions described within “The refinancing and reorganization.”

a)	On June 7, 2011, SRAM Holdings, LLC entered into new credit facilities consisting of a first-lien term facility, a second-lien term facility, and a revolving facility, the proceeds of which were used to acquire approximately 80% of the Class A member units, approximately 10.5% of the Class B member units, and to refinance existing borrowings. The following table reflects the sources and uses of cash attributable to the refinancing and reorganization on a pro forma basis:

(in thousands)

Sources:
First-lien term facility	$605,000
Second-lien term facility	185,000
Revolving credit facility	—

Total sources	790,000
Uses:
Distribution to certain of Trilantic and its co-investors in redemption of their portion of the Class A interest in SRAM Holdings, LLC	459,850
Distribution to SRAM-SP2, Inc. in redemption of 575,820 Class B units in SRAM Holdings, LLC	115,150
Payoff of existing debt*	206,000
Transaction fees and expenses	14,857

Net cash and cash equivalents	$(5,857)

* The March 31, 2011 balance sheet reflects $198,753 in Long-term borrowings, which reflects gross borrowings of $206,000 net of unamortized original issue discount of $7,247.

b)	The first-lien term facility has a principal amount of $605,000, has a term of 7 years, and bears interest at a variable rate, as further described in “Description of new credit facilities.” Of the $605,000 borrowed on this term facility, $595,000 is comprised of Adjusted Base Rate (ABR) loans, for which the interest rate used in calculating interest expense on a pro forma basis is 4.75%, and $10,000 is comprised of a Eurodollar loan, for which the interest rate used in calculating interest expense on a pro forma basis was 5.75%.

The second-lien term facility has a principal amount of $185,000, has a term of 7.5 years, and bears interest at a variable rate, as further described in “Description of new credit facilities.” Borrowings under this term facility are Eurodollar loans, for which the interest rate used in calculating interest expense on a pro forma basis is 8.5%.

Our revolving credit facility provides for $50,000 in maximum borrowings, has a term of 5 years, bears interest based on the same terms as the first-lien term facility and has an annual commitment fee of 0.5% per year on the unused portion of our revolving credit facility.

As a result of the refinancing, the unaudited pro forma condensed consolidated statements of operations reflect incremental interest expense on a pro forma basis for the year ended December 31, 2010 and for the three months ended March 31, 2011. The following summarizes this incremental interest expense for both periods:

(in thousands)	Year ended December 31, 2010	Three months ended March 31, 2011

Pro forma interest expense
Predecessor interest expense
Contractual interest expense	$25,913	$3,372
Amortization of discount & deferred financing costs	7,821	866
Fair value adjustments on interest rate swaps	(1,005)	(514)
Interest income	(95)	(8)

Total predecessor interest expense	32,634	3,716
Successor interest expense
Contractual interest expense	44,973	11,244
Amortization of discount	1,966	491
Fair value adjustments on interest rate swaps	(1,005)	(514)
Interest income	(95)	(8)

Total successor interest expense	45,839	11,213

Pro forma incremental interest expense	$13,205	$7,497

A 1/8th% variance in the interest rates that apply to our borrowings would result in a change in pro forma interest expense of $988 and $247 for the year ended December 31, 2010, and the three months ended March 31, 2011, respectively.

c)	Using proceeds received from the refinancing, SRAM-SP2, Inc. indirectly acquired the remaining Class A member units and obtained control of SRAM Holdings, LLC resulting in acquisition accounting pursuant to ASC 805. As SRAM-SP2, Inc. acquired greater than 95% of the member voting interest in SRAM Holdings, LLC. SRAM-SP2, Inc.’s basis was pushed down to SRAM Holdings, LLC’s financial statements in accordance with Staff Accounting Bulletin Topic 5.J. As of the date of this amended registration statement, the valuation of the net assets has not been completed.

The following table summarizes the provisional allocation of fair value to the assets and liabilities, as of March 31, 2011.

(in thousands)	Historical	After giving effect to the refinancing	Fair value	Adjustment

Cash	$15,374	$9,517	$9,517	$—
Inventory	29,425	29,425	32,871	3,446
Other current assets	97,222	97,222	97,222	—
Property, plant, and equipment, net	34,268	34,268	47,399	13,131
Intangible assets, net	43,463	43,463	1,476,100	1,432,637
Goodwill	15,606	15,606	375,248	359,642
Deferred finance charges and other assets	5,451	13,100	3,284	(9,816)
Total current liabilities	(130,297)	(130,297)	(130,972)	(675)
Long-term borrowings	(198,753)	(779,311)	(775,972)	3,339
Other non-current liabilities	(15,053)	(15,053)	(15,053)	—

Net assets	$(103,294)	$(682,060)	$1,119,644	$1,801,704

d)	The unaudited pro forma condensed consolidated statement of operations includes adjustments to reflect incremental depreciation and amortization expense resulting from the application of acquisition accounting, using a weighted average useful life of tangible assets and definite-lived intangible assets of 2.7 and 18.0 years, respectively. Incremental depreciation and amortization expense for the year ended December 31, 2010 and for the three months ended March 31, 2011 was $84,375 and $20,976, respectively.
Depreciation has been appropriately allocated amongst Cost of sales, General and administrative expense, Sales and marketing expense, and Product development expense. Amortization expense consists of amortization related to our tradenames, trademarks, patents, and customer relationships.

e)	Following the purchase of Trilantic and its co-investors’ interest, SRAM Holdings, LLC amended and restated its operating agreement to combine the Class A units and Class B units into a single class of common units and eliminated the corporate governance and liquidity rights of Trilantic and its co-investors. Trilantic and its co-investors have no remaining ownership interest in SRAM Holdings, LLC following the refinancing.

The unaudited pro forma condensed consolidated balance sheet has been adjusted to eliminate SRAM Holdings, LLC’s historical equity pursuant to the push down of SRAM-SP2, Inc.’s new basis. Common units and incentive units have been adjusted to reflect their relative shares of SRAM-SP2 Inc.’s interest that has been pushed down to SRAM Holdings, LLC, resulting in total members’ capital of $1,119,644, allocated amongst the Common units and incentive units in accordance with the operating agreement. For the purposes of the allocation of members’ capital, the Company considered that 50% of incentive units are liability classified and accordingly excluded these units from the allocation.

3.	The amounts in this column represent the pro forma adjustments to reflect the reorganization described within “The refinancing and reorganization.”

a)	Pursuant to the reorganization, SRAM International Corporation will acquire control of SRAM Holdings, LLC through SRAM-SP2, Inc. SRAM International Corporation will indirectly acquire 5,460,000 Common units of SRAM Holdings, LLC held by the Day family, SRAM management and current and former directors and employees through SRAM-SP2, Inc. The Day family will receive shares of Class B common stock of SRAM International Corporation in exchange for their shares of stock of SRAM-SP2, Inc. Of these shares, shares will be converted into Class A common stock and will be sold in this offering. SRAM management and current and former directors and employees will receive shares of Class A common stock of SRAM International Corporation in exchange for their shares of stock of SRAM-SP2, Inc. Of these shares, will be sold in this offering. The reorganization will be accounted for as a common control transaction. Our basis of presentation upon the execution of reorganization reflects that of SRAM International Corporation.

b)	SRAM-SP2, Inc. will remove its previously recorded equity method investment in SRAM Holdings, LLC which had a carrying value of $0 as of March 31, 2011. SRAM-SP2, Inc. will record a gain for the difference between the carrying value and fair value of this equity method investment. The fair value of SRAM-SP2, Inc’s previously held equity method investment in SRAM Holdings, LLC was $ , resulting in a gain of $ .

c)	Concurrent with the reorganization, SRAM Holdings, LLC will make a $ tax distribution to its existing equity holders to cover the estimated federal and state income taxes payable with respect to their allocable shares of the estimated taxable income of SRAM Holdings, LLC from January 1, 2011 through the closing date of this offering, of which $ relates to Common Unit holders and of which $ relates to Incentive Unit holders.

d)	The change in control described in (2)(b) above did not result in a change in the terms of the incentive units. The following events will take place with respect to the incentive units:

•

Vesting of incentive units: The Board of Directors will elect to vest all outstanding incentive units on a date prior to the reorganization. The vesting of incentive units will result in $             additional compensation expense, of which $             will relate to equity classified awards and $                 will relate to liability classified awards.

•

Exchange of incentive units for Class A common stock in SRAM International Corporation: Concurrent with the reorganization, outstanding incentive units will be exchanged for Class A common stock in SRAM International Corporation. The exchange will result in the remeasurement of our equity classified awards to reflect the fair value of the Class A common shares for which they will be exchanged, resulting in $             additional compensation expense. The accrued liability for our liability classified awards of $             will be closed to additional paid in capital, resulting in a total adjustment to additional paid in capital of $            .

e)	Upon completion of this offering, we will establish a stock compensation plan, 2011 Incentive Award Plan, through which we will grant approximately stock options on SRAM International Corporation Class A common stock to our directors and employees. Options granted under the plan will have an exercise price of $ , a term of years, and will cliff vest over years. The assumed grant-date fair value of these awards, determined in accordance with ASC 718, Stock Compensation, is $ per share. The unaudited pro forma condensed consolidated statement of operations reflects additional share based compensation of $ and $ for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively.

f)	Prior to this offering, our predecessor company, SRAM Holdings, LLC was a limited liability company, with income and losses flowing directly to the members. Following the reorganization, our successor company, SRAM International Corporation, will incur taxes on its income and losses and will record deferred tax assets and liabilities.

The unaudited pro forma condensed consolidated statements of operations reflect an increase (decrease) in the tax provision for income taxes on a pro forma basis of $ and $ for the year ended December 31, 2010 and for the three months ended March 31, 2011 at an assumed pro forma tax rate of %, representing a combined federal, foreign and state statutory tax rate.

Our deferred tax balances will change as a result of the change in the book value of our assets and liabilities. After giving effect to the aforementioned book purchase accounting adjustments and other book-tax differences, our deferred tax balances will be as follows:

(in thousands)	March 31, 2011

Current deferred tax assets/(liabilities)	$
Non-current deferred tax assets/(liabilities)

Net deferred tax assets/(liabilities)	$

(4)

a)	Reflects the issuance of shares of Class A common stock in this offering, assuming an estimated public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts, commissions, and other offering costs of $ resulting in net proceeds of $ .

b)

Reflects the use of our equity proceeds of $             to pay down our outstanding borrowings. Our borrowings under our first-lien term facility and our-second lien term facility will decrease by $             and $            , respectively, resulting in a decrease in pro forma interest expense of $             and $             for the year ended December 31, 2010 and the three months ended March 31, 2011, respectively. After giving effect to the offering and the use of proceeds to pay down borrowings, a 1/8th% variance in the interest rates that apply to our borrowings would result in a change in pro forma interest expense of $ and $ for the year ended December 31, 2010, and the three months ended March 31, 2011, respectively.

We will not retain any of the net proceeds of the shares sold in this offering.

c)	Reflects the write-off of deferred financing costs and unamortized original issue discount related to the repayment of a portion of our first-lien term facility and all of our second-lien term facility using the offering proceeds.

d)	Reflects the tax impact of the adjustments related to the offering at an assumed pro forma tax rate of %, representing a combined federal, foreign and state statutory tax rate.

e)	The following table illustrates the calculation of pro forma as adjusted net income per share for the year ended December 31, 2010 and the three months ended March 31, 2011:

	Year ended December 31,2010	Three months ended March 31, 2011

Pro forma as adjusted net income	$	$

Calculation of weighted average numbers of shares outstanding:

	Year ended December 31,2010		Three months ended March 31, 2011
	Basic	Diluted	Basic	Diluted

Class A common stock
Class B common stock

	Year ended December 31, 2010	Three months ended March 31, 2011

Pro forma as adjusted earnings per share, basic and diluted	$	$

The participation and liquidation rights of both the Class A and Class B common stock are the same.

Stock options represent the only class of potentially dilutive financial instruments that will be outstanding after the refinancing.

Selected consolidated financial data

The following selected consolidated financial data of our predecessor companies should be read together with “The refinancing and reorganization,” “Management’s discussion and analysis of financial condition and results of operations” and the historical financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section is not intended to replace our historical financial statements and is qualified in its entirety by the historical financial statements and related notes included in this prospectus. Our predecessor companies will be SRAM Holdings, LLC and SRAM Corporation and their consolidated financial statements will be our historical financial statements following this offering.

The statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the balance sheet data as of December 31, 2009 and 2010 are derived from the audited consolidated financial statements of our predecessor companies included in this prospectus. The statement of operations data for the years ended December 31, 2006 and 2007 and the balance sheet data as of December 31, 2006, 2007 and 2008 are derived from the audited consolidated financial statements of our predecessor companies not included in this prospectus. For comparison purposes, certain balances with respect to the financial data for the years ended December 31, 2006 and 2007 have been reclassified in order to conform with the presentation for the years ended December 31, 2008, 2009 and 2010.

The statement of operations data for each of the three months ended March 31, 2010 and 2011 and the balance sheet data as of March 31, 2011 are derived from the unaudited consolidated financial statements of SRAM Holdings, LLC, which are included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

(in thousands, except per unit data)	Year ended December 31,					Three months ended March 31,
	2006	2007	2008	2009	2010	2010	2011

Statement of operations data:
Net sales	$283,806	$356,025	$478,354	$399,581	$524,187	$122,037	$146,460
Cost of sales	206,235	247,013	310,725	239,448	312,954	72,145	86,267

Gross profit	77,571	109,012	167,629	160,133	211,233	49,892	60,193
Operating expenses
General and administrative expense	12,444	23,215	77,846	29,042	33,913	6,999	9,368
Sales and marketing expense	19,729	22,621	49,480	27,934	40,579	8,684	11,525
Product development expense	21,702	27,568	46,506	27,799	37,179	8,603	10,296
Recapitalization costs(1)	—	—	8,952	—	—	—	—

	53,875	73,404	182,784	84,775	111,671	24,286	31,189

Income (loss) from operations	23,696	35,608	(15,155)	75,358	99,562	25,606	29,004
Other income (expense)
Interest expense, net	(3,205)	(2,736)	(21,703)	(36,245)	(32,634)	(8,395)	(3,716)
Foreign currency exchange gain (loss)	(3,734)	(3,993)	4,072	(3,221)	237	3,417	(3,058)

Total other expense, net	(6,939)	(6,729)	(17,631)	(39,466)	(32,397)	(4,978)	(6,774)

Income (loss) before income taxes	16,757	28,879	(32,786)	35,892	67,165	20,628	22,230
Income tax expense	5,169	10,866	15,838	14,373	17,193	4,348	4,457

Net income (loss)(2)	$11,588	$18,013	$(48,624)	$21,519	$49,972	$16,280	$17,773

(in thousands, except per unit data)	As of December 31,					As of March 31,
	2006	2007	2008	2009	2010	2011

Balance sheet data:
Cash and cash equivalents	$13,557	$10,309	$27,100	$33,689	$19,409	$15,374
Total assets	151,315	236,703	251,632	238,334	249,275	240,809
Loans and borrowings (including short-term borrowings)(3)	40,000	109,332	339,356	301,428	227,103	198,753
Stockholders’ loans	(156)	—	—	—	—	—
Total liabilities	121,679	216,477	441,193	404,655	373,185	344,103
Total Members’ equity (deficit)	29,636	20,225	(189,561)	(166,321)	(123,910)	(103,294)

(1)	The recapitalization costs relate to the 2008 recapitalization in which Trilantic and its co-investors purchased a $234.8 million equity interest in SRAM. See “Certain relationships and related person transactions–Trilantic 2008 investment and recapitalization” for a description of the 2008 recapitalization.

(2)	Net loss for 2008 includes expenses related to our 2008 recapitalization, including share-based compensation expense of $88.5 million in accordance with ASC 718, Compensation—Stock Compensation, which was allocated across our cost of sales, general and administrative expense, sales, and marketing expense and product development expense for the year. This expense was primarily due to the immediate vesting, exercise and repurchase of awards, triggered by the 2008 recapitalization. Net income for the years ended December 31, 2009 and 2010, and for the three months ended March 31, 2011 includes share-based compensation expense of $3.7 million, $12.4 million, and $3.6 million, respectively, similarly allocated.

(3)	Loans and borrowings (including short-term borrowings) are defined as (i) the current portion of long-term debt plus (ii) long-term borrowings.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus summary—Summary consolidated financial data,” “Selected consolidated financial data” and our historical financial statements included elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in the sections entitled “Risk factors” and “Special note regarding forward-looking statements” included elsewhere in this prospectus.

Overview

We are a leading global designer, manufacturer and marketer of premium bicycle components. We believe consumers recognize our brands for innovative design. Our products include drivetrain systems, suspension, brakes, internal gear hubs and wheelsets, all of which are essential components used on road bikes, mountain bikes or pavement bikes.

We operate in two distribution channels, the OEM and aftermarket channels, which correspond to our two reportable segments, OEM and aftermarket. In the OEM channel, we market our products to bicycle companies as original equipment components for new bikes that they sell to consumers through independent bicycle retailers. Although our products are specified for use by bicycle companies for their new bike models, we sell our products directly to the bicycle factories that manufacture bike frames and assemble bikes on behalf of bicycle companies in accordance with their specifications. Generally, during the second quarter we receive clarification of these specifications for our coming model year (July 1 through June 30). We then refine our internal forecast for annual production based on this information and historical production levels. However, production does not occur until receipt of customer orders. Given this process, we do not carry significant inventory and we have the flexibility to respond to subsequent changes in demand by adjusting production throughout the year.

We sell aftermarket products through distributors to independent bicycle retailers, who in turn sell them to consumers for replacements, upgrades or custom bike builds. Additionally, we sell a limited number of our premium aftermarket products directly to independent bicycle retailers in the United States. We base our production of aftermarket components on our frequent interaction with the distributors and dealers who sell our aftermarket products. Because we are able to achieve higher prices for our aftermarket components, our aftermarket components have higher margins than their OEM counterparts.

For the three months ended March 31, 2011, OEM and aftermarket sales represented 67% and 33%, respectively, of our total sales, as compared to 67% and 33% of our sales for the year ended December 31, 2010, 67% and 33% of our sales for the year ended December 31, 2009, and 74% and 26% of our sales for the year ended December 31, 2008. We attribute the growth of our aftermarket segment since 2008 to an increased internal focus and external marketing efforts, as well as general economic conditions, as discussed below. We expect the percentage of sales of our two segments in the foreseeable future to remain similar to 2010 and the three months ended March 31, 2011.

We focus on a variety of key indicators to monitor our financial performance, including net sales and operating income. For the three months ended March 31, 2011, our net sales increased from $122.0 million to $146.5 million and our operating income increased from $25.6 million to $29.0 million, as compared to the three months ended March 31, 2010. For the year ended December 31, 2010, our net sales increased from $399.6 million to $524.2 million and our operating income increased from $75.4 million to $99.6 million, as compared to 2009. We attribute these increases to increased market penetration due to new product introductions, increased cycling participation leading to growth in our industry and continued specification gains at our OEM customers.

Other significant activities during the year ended December 31, 2010 and the three months ended March 31, 2011 included:

•	The refinancing of our credit facilities in April 2010, which resulted in a significant decrease in the average interest rate on our indebtedness and lower interest expense.

•

The implementation of the first phase of a three-phase restructuring plan for our German operations, which reduces our German workforce as we shift manufacturing from Germany to our Taiwan plant. We implemented this restructuring plan in order to take advantage of lower manufacturing costs in Taiwan and to reduce excess capacity at our German facility resulting from a shift of bike production by bicycle companies from Europe to Asia. In the first phase of the plan, 74 employees were released as of December 31, 2010 through a combination of early retirement, voluntary resignations or the acceptance of a severance package that included severance pay, retraining and job search assistance. In the second phase of the plan, we expect to release up to 27 employees as of July 31, 2011 and provide them with a severance package that will include severance pay, retraining and job search assistance. In the third phase of the plan, we expect to release up to 29 employees as of July 31, 2012 and provide them with a severance package that will include severance pay, retraining and job search assistance. The restructuring plan was paid for by our contributions with additional benefits provided by the German government. The training and release of employees in phases two and three will depend upon the successful transfer of production to our Taiwan facility. The German facility will remain a product development center and customer training and service center. In connection with this restructuring plan, we expect to incur total severance expenses of $10.9 million, of which $8.0 million was incurred in 2010. We incurred an additional $0.8 million of expenses in the three months ended March 31, 2011.

•

Investments in property and equipment of $17.9 million, including the construction of our new Indianapolis manufacturing and product development facility, which provides us with additional production capacity in the U.S. and office space for our expanding product development and sales and marketing functions and replaces our old facility.

Key trends affecting our business

In the OEM channel, our business is impacted by global economic conditions. For example, in 2009, in response to the global recession, bicycle companies decreased production of new bikes, which in turn led to a decrease of our component sales in the OEM channel. According to the National Bicycle Dealers Association, the number of bikes sold in the United States decreased to 14.9 million in 2009 from 18.5 million in 2008, as reported in its U.S. Bicycle Market 2009 and 2008 reports. We believe this volume decrease is indicative of the volume change that occurred in the independent bicycle retailer market during this period. In response to these economic conditions, we took a number of steps in 2009 to reduce our expenses in order to mitigate the effect of the recession on our results of operations. The actions we took included a reduction in labor costs in our manufacturing facilities, reductions in bonuses and pay increases, a hiring freeze, reduced travel and outside consulting expenses, a decrease in marketing expenses and a reduction in capital expenditures. We were also able to partially offset our reduced net sales in the OEM channel in 2009 by increased sales of our higher-margin aftermarket products. In 2010, our expenses and capital expenditures increased from the reduced 2009 levels as economic conditions improved and our spending levels increased in response to increasing bike production volumes and to support further growth. According to the National Bicycle Dealers Association, the number of bikes sold in the United States increased to 19.8 million in 2010 from 14.9 million in 2009, as reported in its U.S. Bicycle Market 2010 and 2009 reports. We believe this volume increase is indicative of the volume change that occurred in the independent bicycle center market during this period.

We believe a key driver of our net sales and margins in both the OEM and aftermarket channels has been our ability to continually develop innovative new products, which enables us to increase specifications of our components on new bike models as well as increase aftermarket sales. Our product development lifecycle enables us to maintain a constant innovation pipeline, allowing us to continually capture specifications on new bike models. We expect our ability to continue to develop innovative new products will be key to our future growth. In addition, in recent years we have generally been able to achieve price increases of 2% to 3% on existing products across our product base.

We believe our business in both the OEM and aftermarket channels has also been impacted by other trends affecting the cycling industry generally, such as growth in the number of cycling enthusiasts, growing participation in cycling events and cycling related sports, improving cycling infrastructure, increasing consumer focus on healthier lifestyle trends, growing focus on the environment and increasing purchases of mid to high-end bikes in emerging markets. We expect these positive growth trends to continue in 2011. For additional information on factors that we believe may impact the cycling industry, see “Business—Market overview and opportunity—Outlook.”

Financial information and the refinancing and reorganization

The financial results presented in this section are those of our predecessors, SRAM Holdings, LLC and SRAM Corporation. See “Prospectus summary—Presentation of financial information.” Upon consummation of this offering, SRAM International Corporation will acquire 100% of the equity interests of SRAM Holdings, LLC. SRAM International Corporation will be a holding company that directly, and indirectly through its subsidiaries controls SRAM Holdings, LLC, which in turn will control our operating company, SRAM, LLC. We will have no business operations or material assets other than our ownership of 100% of the outstanding equity interests of SRAM Holdings, LLC and its subsidiaries, including SRAM, LLC, and we will control the business and affairs of SRAM Holdings, LLC and SRAM, LLC and its subsidiaries.

On June 7, 2011, SRAM, LLC entered into new credit facilities consisting of a first-lien term and revolving facility and a second-lien term facility. As a result of the refinancing, our results of operations and liquidity will be impacted by: a $2.8 million expense associated with the write-off of unamortized deferred financing costs with respect to our prior credit facilities, the incurrence of $790.0 million in additional debt under our new credit facilities and the payment of $575.0 million to Trilantic and its co-investors to acquire their equity interests in SRAM Holdings, LLC. In addition, as a result of the refinancing, SRAM-SP2, Inc. will recognize a gain of $             million by obtaining control of SRAM Holdings, LLC.

Our results of operations and liquidity will also be affected as a result of the reorganization and this offering in a number of significant ways. In the quarter in which the reorganization is consummated, our historical financial statements will reflect the gain recognized by SRAM-SP2, Inc. resulting from its obtaining control over SRAM Holdings, LLC during the refinancing. Also in this quarter, we expect to incur an expense of approximately $             million related to the immediate accelerated vesting of incentive compensation units of SRAM Holdings, LLC, to incur expenses and fees of approximately $             million related to the reorganization and this offering, and to make a distribution of approximately $             million to SRAM Holdings, LLC’s pre-offering equity holders to cover the estimated federal and state income taxes payable with respect to their allocable shares of the estimated taxable income of SRAM Holdings, LLC from January 1, 2011 through the closing date of this offering. In addition, prior to and in connection with the reorganization, we intend to liquidate SRAM Cycling Fund, LLC and donate its assets of $             million to a newly-formed non-profit entity, the purpose of which will be to make grants exclusively to charitable organizations that promote safe cycling and the public health and environmental benefits of cycling as a form of recreation or transportation. This donation represents the remaining undistributed amount from our initial $10.0 million capitalization of SRAM Cycling Advocacy Fund, LLC in 2008. As a result of this donation, we no longer expect to incur significant ongoing monthly or annual expenses for cycling advocacy efforts through SRAM Cycling Advocacy Fund, LLC. For additional information regarding the refinancing and reorganization, see “The refinancing and reorganization.”

In addition, we expect the following changes will have an ongoing impact on our results of operations and liquidity after the consummation of the refinancing, the reorganization and this offering: we will incur an annual expense in connection with the granting of awards under the new SRAM International Corporation 2011 Incentive Award Plan, depreciation and amortization expense will increase as a result of purchase accounting in connection with the refinancing, income tax expense will increase as a result of our reorganization as a C-corporation and interest expense will increase as a result of increased amounts outstanding under our new credit facilities.

2008 recapitalization

On September 30, 2008, we completed the 2008 recapitalization, pursuant to which Trilantic and its co-investors purchased a $234.8 million equity interest in SRAM. In connection with the 2008 recapitalization, we recorded $88.5 million of compensation expense due to the vesting of outstanding stock options and buyout of certain options, which was allocated across our cost of sales, general and administrative expense, sales and marketing expense and product development expense for the year. In addition, we incurred transaction expenses of $9.0 million, consisting of legal, accounting and investment banking fees in connection with the 2008 recapitalization.

Note about segments    We have two reportable segments, OEM and aftermarket. In addition, we report certain “corporate” costs, consisting of general and administrative costs not allocated to the OEM or aftermarket segments, separately in our segmented results of operations below. Unallocated general and administrative costs include the following: payroll and related benefits, stock option and incentive unit compensation, finance and IT costs, transaction costs, litigation costs and other corporate operating costs.

Results of operations

The statement of operations data for the years ended December 31, 2008, 2009, 2010, and for the three months ended March 31, 2010 and 2011 are derived from the consolidated financial statements of our predecessor companies, which, in the opinion of management, include all adjustments necessary for a fair presentation of our financial position and operating results for such periods and as of such dates. See note 13 of our annual financial statements and note 10 of our interim financial statements included elsewhere in this prospectus for additional information regarding our segment reporting.

Three months ended March 31, 2010 compared with three months ended March 31, 2011

	2010		2011
Three months ended March 31, (in thousands, except percentages)	Amount	As a % of net sales	Amount	As a % of net sales	Period-to-period change

Net sales	$122,037	100.0%	$146,460	100.0%	$24,423	20.0%
Cost of sales	72,145	59.1%	86,267	58.9%	14,122	19.6%

Gross profit	49,892	40.9%	60,193	41.1%	10,301	20.6%
Operating expenses
General and administrative expense	6,999	5.7%	9,368	6.4%	2,369	33.8%
Sales and marketing expense	8,684	7.1%	11,525	7.9%	2,841	32.7%
Product development expense	8,603	7.0%	10,296	7.0%	1,693	19.7%

	24,286	19.9%	31,189	21.3%	6,903	28.4%

Income (loss) from operations	25,606	21.0%	29,004	19.8%	3,398	13.3%
Other income (expense)
Interest expense, net	(8,395)	(6.9)%	(3,716)	(2.5)%	4,679	(55.7)%
Foreign currency exchange gain (loss)	3,417	2.8%	(3,058)	(2.1)%	(6,475)	(189.5)%

Total other expense, net	(4,978)	(4.1)%	(6,774)	(4.6)%	(1,796)	36.1%

Income before income taxes	20,628	16.9%	22,230	15.2%	1,602	7.8%
Income tax expense	4,348	3.6%	4,457	3.0%	109	2.5%

Net income	$16,280	13.3%	$17,773	12.1%	1,493	9.2%

Segment data
Net sales
OEM segment	$80,951	66.3%	$97,670	66.7%	16,719	20.7%
Aftermarket segment	41,086	33.7%	48,790	33.3%	7,704	18.8%

Total net sales	$122,037	100.0%	$146,460	100%	24,423	20.0%

Income (loss) from operations
OEM segment	$20,569	16.9%	$24,253	16.6%	3,684	17.9%
Aftermarket segment	13,224	10.8%	15,201	10.4%	1,977	15.0%
Corporate	(8,187)	(6.7)%	(10,450)	(7.1)%	(2,263)	27.6%

Total income (loss) from operations	$25,606	21.0%	29,004	19.8%	3,398	13.3%

Net sales increased $24.4 million, or 20.0%, to $146.5 million for the three months ended March 31, 2011 from $122.0 million in the prior year period. Net sales in the OEM and aftermarket segments as a percentage of total net sales remained steady at 67% and 33%, respectively, in the three months ended March 31, 2011, as compared to 66% and 34%, respectively, in the prior year period. We increased prices on our existing products by 2% to 3% on average, as compared to the prior year period. In the OEM segment, net sales increased $16.7 million, or 20.7%, to $97.7 million for the three months ended March 31, 2011 from $81.0 million in the prior year period. We attribute this increase primarily to specification gains across our bicycle company customers, particularly on mountain and road bikes, which led to volume increases. In the aftermarket segment, net sales increased $7.7 million, or 18.8%, to $48.8 million for the three months ended March 31, 2011 from $41.1 million in the prior year period. This increase was a result of increased volumes, which we attribute to increased consumer preference for custom bike builds and component upgrades to existing bikes, continued momentum of our brands and an increase in cycling participation.

Cost of sales increased $14.1 million, or 19.6%, to $86.3 million for the three months ended March 31, 2011 from $72.1 million in the prior year period. The increase was primarily attributable to higher net sales and volume of products produced during the period, as described above. Cost of sales as a percentage of net sales remained mostly flat, dropping slightly to 58.9% for the three months ended March 31, 2011 from 59.1% in the prior year period. The three components of cost of sales are material costs, labor costs and overhead costs. For the three months ended March 31, 2011, material costs increased as a percentage of net sales to 46.7% from 46.1% in the prior year period, driven by the transfer of certain products produced in our German facility to an outside vendor. Labor costs as a percentage of net sales decreased to 4.0% for the three months ended March 31, 2011 from 4.4% in the prior year period, which was attributable to improved labor efficiency and automation in our production facilities and the reduction in labor costs in our German facility from the restructuring program. Overhead costs as a percentage of net sales decreased to 8.3% for the three months ended March 31, 2011 from 8.6% in the prior year period, primarily as a result of continued factory efficiencies and higher sales volumes covering our fixed cost base. Overhead costs for the three months ended March 31, 2011 included $0.8 million of restructuring costs for our German facility.

Gross profit increased $10.3 million, or 20.6%, to $60.2 million for the three months ended March 31, 2011 from $49.9 million in the prior year period. This increase in gross profit was primarily attributable to the higher volumes and pricing that led to our increase in net sales, as described above. Gross margin increased slightly to 41.1% for the three months ended March 31, 2011 from 40.9% in the prior year period, which reflects cost of sales remaining proportional to our net sales growth and continued growth in our aftermarket sales.

General and administrative expense includes payroll and related benefits, and other general and administrative expense for our corporate, finance and information technology functions. General and administrative expense increased $2.4 million, or 33.8%, to $9.4 million for the three months ended March 31, 2011 from $7.0 million in the prior year period. This increase was attributable to an increase in employee-related expenses of $0.7 million resulting from increased headcount and travel costs, $1.4 million of transaction expenses incurred in connection with this offering and $0.2 million of information technology and insurance costs. As a result of the higher costs, general and administrative expense as a percentage of net sales increased to 6.4% for the three months ended March 31, 2011 from 5.7% in the prior year period.

Sales and marketing expense consists primarily of wages, salaries and other employee costs, as well as advertising, trade show and sponsorship costs. Sales and marketing expense increased $2.8 million, or 32.7%, to $11.5 million for the three months ended March 31, 2011 from $8.7 million in the prior year period. This increase was primarily a result of increased spending of $1.7 million for marketing activities, including advertising costs and team and event sponsorship. Additionally we incurred higher compensation expense of $0.6 million resulting from additional headcount and $0.3 million in increased travel costs. Sales and marketing expense as a percentage of net sales increased to 7.9% for the three months ended March 31, 2011 from 7.1% in the prior year period as a result of our allocation of additional resources to marketing activities aimed at continuing to increase our visibility in the market and supporting top line sales growth.

Product development expense consists primarily of wages, salaries and other employee costs, as well as product testing and prototype costs. Product development expense increased $1.7 million, or 19.7%, to $10.3 million for the three months ended March 31, 2011 from $8.6 million in the prior year period. The increase was primarily a result of higher compensation expense of $1.3 million from increased headcount from hiring of engineers and increased prototype and consulting costs of $0.3 million. Product development expense as a percentage of net sales was 7.0% for the three months ended March 31, 2011 and 2010.

Income (loss) from operations increased $3.4 million, or 13.3%, to $29.0 million for the three months ended March 31, 2011 from $25.6 million in the prior year period. The increase was a result of increased sales, which was partially offset by the increases in cost of goods sold and operating expenses, as described above. Operating margins dropped slightly to 19.8% for the three months ended March 31, 2011 from 21.0% in the prior year period. In the OEM segment, income from operations increased $3.7 million, or 17.9%, to $24.3 million for the three months ended March 31, 2011 from $20.6 million in the prior year period, while operating margins decreased slightly to 24.8% from 25.4%. The decrease in operating margin is primarily attributable to increased product development costs from additional hires and increased marketing costs. In the aftermarket segment, income from operations increased $2.0 million, or 15.0%, to $15.2 million for the three months ended March 31, 2011 from $13.2 million in the prior year period, while operating margins decreased slightly to 31.2% from 32.2%. The decline in operating margin was the result of our increased sales and marketing costs for the aftermarket segment as we continued to increase our focus on growth in this segment.

Interest expense, net decreased $4.7 million, or 55.7%, to $3.7 million for the three months ended March 31, 2011 from $8.4 million in the prior year period. The decrease was a result of lower interest rates on our prior credit facilities as a result of the refinancing of our credit facilities in April 2010, as well as a $29.0 million reduction of the amounts outstanding under our prior credit facilities throughout the three months ended March 31, 2011.

Foreign currency exchange gain (loss) changed by $6.5 million to a loss of $3.1 million for the three months ended March 31, 2011 from a gain of $3.4 million during the prior year period, primarily due to non-cash currency movement on intercompany balances between various subsidiaries, with $2.6 million of Euro-denominated balances being the largest driver of the loss.

Income tax expense increased $0.1 million, or 2.5%, to $4.5 million for the three months ended March 31, 2011 from $4.3 million in the prior year period. The increase was driven by higher foreign pretax income and corresponding tax expense. Our foreign pretax income as a percentage of total pretax income increased to 58.4% for the three months ended March 31, 2011 from 49.9% in the prior year period, and our effective foreign tax rate increased to 18.9% from 17.2% due to decreased income levels in foreign jurisdictions with lower tax rates.

Year ended December 31, 2009 compared with year ended December 31, 2010

	2009		2010
Year ended December 31, (in thousands, except percentages)	Amount	As a % of net sales	Amount	As a % of net sales	Period-to-period change

Net sales	$399,581	100.0%	$524,187	100.0%	$124,606	31.2%
Cost of sales	239,448	59.9%	312,954	59.7%	73,506	30.7%

Gross profit	160,133	40.1%	211,233	40.3%	51,100	31.9%
Operating expenses
General and administrative expense	29,042	7.3%	33,913	6.5%	4,871	16.8%
Sales and marketing expense	27,934	7.0%	40,579	7.7%	12,645	45.3%
Product development expense	27,799	7.0%	37,179	7.1%	9,380	33.7%

	84,775	21.2%	111,671	21.3%	26,896	31.7%

Income (loss) from operations	75,358	18.9%	99,562	19.0%	24,204	32.1%
Other income (expense)
Interest expense, net	(36,245)	(9.1)%	(32,634)	(6.2)%	3,611	(10.0)%
Foreign currency exchange gain (loss)	(3,221)	(0.8)%	237	0.0%	3,458	107.4%

Total other expense, net	(39,466)	(9.9)%	(32,397)	(6.2)%	7,069	(17.9)%

Income before income taxes	35,892	9.0%	67,165	12.8%	31,273	87.1%
Income tax expense	14,373	3.6%	17,193	3.3%	2,820	19.6%

Net income	$21,519	5.4%	$49,972	9.5%	$28,453	132.2%

Segment data
Net sales
OEM segment	$265,629	66.5%	$348,879	66.6%	$83,250	31.3%
Aftermarket segment	133,952	33.5%	175,308	33.4%	41,356	30.9%

Total net sales	$399,581	100.0%	$524,187	100.0%	$124,606	31.2%

Income (loss) from operations
OEM segment	$61,430	15.4%	$83,321	15.9%	$21,891	35.6%
Aftermarket segment	41,286	10.3%	53,440	10.2%	12,154	29.4%
Corporate	(27,358)	(6.8)%	(37,199)	(7.1)%	(9,841)	36.0%

Total income (loss) from operations	$75,358	18.9%	$99,562	19.0%	$24,204	32.1%

Net sales increased $124.6 million, or 31.2%, to $524.2 million in 2010 from $399.6 million in 2009. Net sales in the OEM and aftermarket segments as a percentage of total net sales remained steady at 67% and 33%, respectively, in 2010, as compared to 67% and 33%, respectively, in 2009. During 2010, we increased prices of our existing products by 2% to 3% on average. In the OEM segment, net sales increased $83.3 million, or 31.3%, to $348.9 million in 2010 from $265.6 million in 2009. We attribute this increase primarily to specification gains across our bicycle company customers, particularly on mountain and road bikes, as well as volume increases driven by a return to historical bike production levels in the OEM segment after the global recession in 2009 and increased cycling participation. In the aftermarket segment, net sales increased $41.4 million, or 30.9%, to $175.3 million in 2010 from $134.0 million in 2009. This increase was a result of increased volumes, which we attribute to increased consumer preference for custom bike builds and component upgrades to existing bikes, robust retail sales driven by economic recovery and an increase in cycling participation.

Cost of sales increased $73.5 million, or 30.7%, to $313.0 million in 2010 from $239.4 million in 2009. The increase was primarily attributable to higher net sales and volume of products produced during the year, as described above. Cost of sales as a percentage of net sales remained mostly flat, decreasing to 59.7% in 2010 from 59.9% in 2009. During 2010, material costs remained flat as a percentage of net sales at 45.9% as compared to 2009. Labor costs as a percentage of net sales decreased to 4.2% in 2010 from 4.9% in 2009, which was attributable to improved labor efficiency and automation in our production facilities. This decrease was offset by an increase in overhead costs. Overhead costs as a percentage of net sales increased in 2010 to 9.5% from 9.1% in 2009, primarily as a result of an $8.0 million expense related to the restructuring of our German operations.

Gross profit increased $51.1 million, or 31.9%, to $211.2 million in 2010 from $160.1 million in 2009. This increase in gross profit is attributable to the higher volumes and pricing that led to our increased net sales, as described above. Gross margin stayed relatively flat, increasing slightly to 40.3% in 2010 from 40.1% in 2009, which reflects cost of sales remaining proportional to our net sales growth.

General and administrative expense increased $4.9 million, or 16.8%, to $33.9 million in 2010 from $29.0 million in 2009. This increase was attributable to an increase in payroll-related expenses of $2.7 million resulting primarily from increased bonuses, an increase in incentive unit compensation expense of $3.4 million and a writedown of $1.3 million with respect to our old Indianapolis facility, which was partially offset by reduced litigation costs of $3.0 million. General and administrative expense as a percentage of net sales decreased to 6.5% in 2010 from 7.3% in 2009 as a result of our increase in net sales in 2010 coupled with the largely fixed nature of these costs.

Sales and marketing expense increased $12.6 million, or 45.3%, to $40.6 million in 2010 from $27.9 million in 2009. This increase was primarily a result of increased spending of $5.7 million for marketing activities, including advertising costs and team and event sponsorship. Additionally, we incurred an increased commission expense of $1.3 million from expansion of our independent representative program and a higher compensation expense of $2.1 million resulting from additional headcount and increased bonus expense due to our return to our regular bonus plan in 2010 following a reduction in bonuses in 2009 and a $2.1 million increase in incentive unit compensation expense. Sales and marketing expense as a percentage of net sales increased to 7.7% in 2010 from 7.0% in 2009, as a result of our allocation of additional resources to marketing activities aimed at increasing our visibility in the market and supporting top line sales growth after emerging from the recession in 2009.

Product development expense increased $9.4 million, or 33.7%, to $37.2 million in 2010 from $27.8 million in 2009. The increase was primarily a result of higher compensation expense of $4.4 million resulting from additional compensation expense due to higher headcount and bonus, increased incentive unit compensation expense of $2.7 million and increased prototype costs of $1.1 million. Product development expense as a percentage of net sales remained relatively flat from 2009 to 2010.

Income (loss) from operations increased $24.2 million, or 32.1%, to $99.6 million in 2010 from $75.4 million in 2009. The increase was a result of increased sales, which was partially offset by the increases in cost of sales and operating expenses, as described above. Operating margins remained relatively flat, increasing to 19.0% in 2010 from 18.9% in 2009. In the OEM segment, income from operations increased $21.9 million, or 35.6%, to $83.3 million in 2010 from $61.4 million in 2009, while operating margins increased slightly to 23.9% in 2010 from 23.1% in 2009. The increase in operating margin is primarily attributable to our ability to spread our cost basis over higher sales levels. In the aftermarket segment, income from operations increased $12.2 million, or 29.4%, to $53.4 million in 2010 from $41.3 million in 2009, while operating margins decreased slightly to 30.5% in 2010 from 30.8% in 2009. The decline in operating margin was the result of our increased sales and marketing costs for the aftermarket segment as we continued to increase our focus on growth in this segment.

Interest expense, net decreased $3.6 million, or 10.0%, to $32.6 million in 2010 from $36.2 million in 2009. The decrease was a result of lower interest rates on our existing credit facilities as a result of the refinancing of our credit facilities in April 2010, as well as a $75.4 million reduction of the debt outstanding under our prior credit facilities throughout the year.

Foreign currency exchange gain (loss) changed by $3.5 million to a gain of $0.2 million in 2010 from a loss of $3.2 million in 2009, primarily due to non-cash currency movement on intercompany balances between various subsidiaries, with Euro-denominated balances being the largest driver of the gain at $5.0 million.

Income tax expense increased $2.8 million, or 19.6%, to $17.2 million in 2010 from $14.4 million in 2009. The increase was a result of higher foreign tax expense as a result of higher net income in 2010. Our foreign pretax income as a percentage of total pretax income increased slightly to 82.8% in 2010 from 78.9% in 2009. The pretax income increase was partially offset by a decrease in the Taiwanese income tax rate, reducing our foreign effective tax rate from 19.0% in 2009 to 15.7% in 2010.

Year ended December 31, 2008 compared with year ended December 31, 2009

	2008		2009
Year ended December 31, (in thousands, except percentages)	Amount	As a % of net sales	Amount	As a % of net sales	Period-to-period change

Net sales	$478,354	100.0%	$399,581	100.0%	$(78,773)	(16.5)%
Cost of sales	310,725	65.0%	239,448	59.9%	(71,277)	(22.9)%

Gross profit	167,629	35.0%	160,133	40.1%	(7,496)	(4.5)%
Operating expenses
General and administrative expense	77,846	16.3%	29,042	7.3%	(48,804)	(62.7)%
Sales and marketing expense	49,480	10.3%	27,934	7.0%	(21,546)	(43.5)%
Product development expense	46,506	9.7%	27,799	7.0%	(18,707)	(40.2)%
Recapitalization costs	8,952	1.9%	—	—	(8,952)	(100)%

	182,784	38.2%	84,775	21.2%	(98,009)	(53.6)%

Income (loss) from operations	(15,155)	(3.2)%	75,358	18.9%	90,513	597.2%
Other income (expense)
Interest expense, net	(21,703)	(4.5)%	(36,245)	(9.1)%	(14,542)	67.0%
Foreign currency exchange gain (loss)	4,072	0.9%	(3,221)	(0.8)%	(7,293)	(179.1)%

Other expense, net	(17,631)	(3.7)%	(39,466)	(9.9)%	(21,835)	123.8%

Income (loss) before income taxes	(32,786)	(6.9)%	35,892	9.0%	68,678	209.5%
Income tax expense	15,838	3.3%	14,373	3.6%	(1,465)	(9.2)%

Net income (loss)	$(48,624)	(10.2)%	$21,519	5.4%	$70,143	144.3%

Segment data

Net sales:
OEM segment	$353,584	73.9%	$265,629	66.5%	$(87,955)	(24.9)%
Aftermarket segment	124,770	26.1%	133,952	33.5%	9,182	7.4%

Total net sales	$478,354	100.0%	$399,581	100.0%	$(78,773)	(16.5)%

Income (loss) from operations
OEM segment	$68,487	14.3%	$61,430	15.4%	$(7,057)	(10.3)%
Aftermarket segment	34,062	7.1%	41,286	10.3%	7,224	21.2%
Corporate	(117,704)	(24.6)%	(27,358)	(6.8)%	90,346	76.8%

Total income (loss) from operations	$(15,155)	(3.2)%	$75,358	18.9%	$90,513	597.2%

Net sales decreased $78.8 million, or 16.5%, to $399.6 million in 2009 from $478.4 million in 2008. This decrease was primarily the result of a decline in overall bike production due to the global recession, offset in part by increased sales of our aftermarket products, which have slightly higher prices than our OEM products. Net sales in the OEM segment decreased to 67% of total net sales in 2009 compared to 74% in 2008 while net sales in the aftermarket segment increased to 33% of total net sales in 2009 compared to 26% in 2008. Our net sales in 2009 benefitted from increased sales of components for road bikes, for which prices and margins are typically higher, and the introduction of a number of high-end mountain bike components. Additionally we increased prices on average of 2 to 3% during the year. In the OEM segment, net sales decreased $88.0 million, or 24.9%, to $265.6 million in 2009 from $353.6 million in 2008. During 2009, bicycle companies reduced bike production globally in anticipation of slower consumer demand for fully assembled bikes as a result of the recession, which in turn decreased demand for our components and resulted in this decline in net sales. Despite this overall decline in bicycle production, we increased specifications on new bike models, positioning us to take advantage of rebounding volumes after the recession. In the aftermarket segment, net sales increased $9.2 million, or 7.4%, to $134.0 million in 2009 from $124.8 million in 2008. This increase was a result of a shift in retail demand during the recession from new bike purchases to component replacements and upgrades purchased in the aftermarket.

Cost of sales decreased $71.3 million, or 22.9%, to $239.4 million in 2009 from $310.7 million in 2008. This decrease was primarily attributable to lower net sales and volume during the year, as described above. As production volume decreased during the year, we were able to reduce our labor and other manufacturing-related costs by reducing the size of our manufacturing labor force, bringing certain manufacturing processes in-house and ongoing efficiency gains. These efforts reduced our effective cost of sales per unit significantly, resulting in a decrease in cost of sales as a percentage of net sales to 59.9% in 2009 from 65.0% in 2008. Material costs as a percentage of net sales decreased to 45.9% in 2009 from 49.6% in 2008, largely as a result of our ability to bring more manufacturing processes in-house and our continued aftermarket growth. Labor costs as a percentage of net sales decreased to 4.9% in 2009 from 5.3% in 2008, which was a result of ongoing efficiency gains in our factories. Overhead costs as a percentage of net sales decreased to 9.1% in 2009 from 10.1% in 2008 as a result of the consolidation of our two facilities in China, which provided $3.0 million of savings, cost reduction efforts at our factories in response to lower sales volumes and $2.1 million of savings from reduced option compensation expense.

Gross profit decreased $7.5 million, or 4.5%, to $160.1 million in 2009 from $167.6 million in 2008. This decrease in gross profit was attributable to the lower volumes that led to the decrease in our net sales, as described above. Gross margin increased to 40.1% in 2009 from 35.0% in 2008. The increase in gross margin reflected increased net sales of our higher-margin aftermarket products, as well as the labor and other manufacturing-related cost reductions taken in response to decreased demand in our OEM segment resulting from the global recession.

General and administrative expense decreased $48.8 million, or 62.7%, to $29.0 million in 2009 from $77.8 million in 2008. This decrease was primarily a result of a reduction in share-based compensation expense of $50.1 million due to the expense recognized in 2008 of $51.3 million in connection with the 2008 recapitalization, partially offset by a litigation accrual of $3.0 million in 2009 related to a European patent case. In addition, as part of our cost-reduction efforts in 2009, we eliminated bonuses for certain senior employees and we reduced the bonus payout for all other employees, resulting in an expense reduction of $2.8 million. General and administrative expense as a percentage of net sales decreased to 7.3% in 2009 from 16.3% in 2008, which reflects the cost reductions discussed above.

Sales and marketing expense decreased $21.5 million, or 43.5%, to $27.9 million in 2009 from $49.5 million in 2008. This decrease was primarily a result of a reduction in share-based compensation expense of $16.8 million due to the expense of $17.8 million recognized in 2008 in connection with the 2008 recapitalization, a reduction in marketing and advertising spending of $2.2 million, employee-related cost reduction efforts of $0.9 million (which includes the elimination of bonuses for certain senior employees and reduced bonuses for all other employees) and a reduction in travel costs of $0.8 million. Sales and marketing expense as a percentage of net sales decreased to 7.0% in 2009 from 10.3% in 2008, which reflects the cost reductions discussed above.

Product development expense decreased $18.7 million, or 40.2%, to $27.8 million in 2009 from $46.5 million in 2008. The decrease was a result of a reduction in share-based compensation expense of $15.8 million due to the expense of $17.2 million recognized in 2008 in connection with the 2008 recapitalization, cost reduction efforts aimed at streamlining the product development process, including reductions in product development employee costs from decreased bonus payments and reduced hiring in this area of $1.9 million, reductions in product development-related spending on travel of $0.5 million and reductions in outside consulting and prototype costs of $0.4 million. Product development expense as a percentage of net sales decreased to 7.0% in 2009 from 9.7% in 2008, which reflects the cost reductions discussed above.

Income (loss) from operations changed by $90.5 million to $75.4 million in 2009 from a loss of $15.2 million in 2008. The change was primarily a result of the cost reduction measures taken in 2009 in response to the global recession, combined with the fact that our 2008 loss from operations included optionholder compensation expense of $88.5 million and transaction costs of $9.0 million related to the 2008 recapitalization. Operating margin changed to 18.9% in 2009 from (3.2)% in 2008. This change was a result of the expense reductions discussed above, increased sales of higher-margin products in the aftermarket and increased sales of components for road bikes, for which prices and margins are typically higher than mountain or pavement bikes, and the successful introduction of a number of high-end higher-margin mountain bike components. Income from operations in the OEM segment decreased $7.1 million, or 10.3%, to $61.4 million in 2009 from $68.5 million in 2008. The decrease was primarily a result of a decrease in net sales. Despite the decline in OEM sales, operating margin in the OEM segment increased to 23.1% in 2009 from 19.4% in 2008. This increase resulted from increased sales of components for road bikes and the introduction of a number of high-end higher-margin mountain bike components, as discussed above. In addition, operating margins improved as a result of the cost reductions we made in response to the global recession, as discussed above. Income from operations in the aftermarket segment increased $7.2 million, or 21.2%, to $41.3 million in 2009 from $34.1 million in 2008. This increase was the result of increased sales of our aftermarket products resulting from the shift in retail demand during the recession from new bike purchases to component replacements discussed above. Operating margin in the aftermarket increased to 30.8% in 2009 from 27.3% in 2008, primarily as a result of our 2009 cost reduction efforts.

Interest expense, net increased $14.5 million, or 67%, to $36.2 million in 2009 from $21.7 million in 2008. The increase was a result of increased indebtedness and higher average interest rates on the credit facilities entered into in connection with the 2008 recapitalization, which were outstanding for only the last quarter of 2008 and consisted of a $240.0 million term loan accruing interest at a floating rate of approximately 8.0% and a $110.0 million subordinated note accruing interest at 13.0%. Prior to the 2008 recapitalization, we had a $40.0 million term facility accruing interest at 6.6% and a revolving facility with an average outstanding balance of $59.0 million accruing interest at a 5.0% average interest rate.

Foreign currency exchange gain (loss) changed by $7.3 million from a gain of $4.1 million in 2008 to a loss of $3.2 million in 2009, primarily due to non-cash currency movement on intercompany balances between various subsidiaries, with Euro-denominated balances of $5.9 million being the largest driver of the gain.

Income tax expense decreased $1.5 million, or 9.2%, to $14.4 million in 2009 from $15.8 million in 2008. The decrease was a result of lower foreign taxes paid due to lower taxable income for the year. Foreign pretax income decreased to $28.3 million in 2009 from $64.4 million in 2008. During this same period, our effective foreign tax rate decreased to 19.0% from 21.4% as income and activity shifted to lower tax jurisdictions in Asia.

Liquidity and capital resources

Our primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures. Historically, our primary sources of liquidity have been cash flows from operations and the use of our credit facilities. We believe that the cash generated by operations and cash and cash equivalents, together with the borrowing availability under our new credit facilities, will be sufficient to meet our working capital needs for the foreseeable future, including investments made and expenses incurred in connection with our growth strategy.

Upon completion of this offering, we will have $             million outstanding under our new credit facilities, which will accrue interest at variable rates. Therefore, a substantial portion of our cash flows will be used to meet our interest obligations and will not be available for other purposes. Our ability to meet our debt service obligations under our new credit facilities and to reduce our total debt will depend on our future operating performance and on economic, financial, competitive and other factors, as well as future interest rates.

On or about the date of the closing of this offering, SRAM Holdings, LLC will make a $             million distribution to its pre-offering equity holders to cover the estimated federal and state income taxes payable with respect to their allocable shares of the estimated taxable income of SRAM Holdings, LLC from January 1, 2011 through the closing date of this offering. In addition, we expect to incur severance expenses in 2011 and 2012 related to the 2010 restructuring of our German operations. In the first quarter of 2011, we incurred $0.8 million of restructuring expenses, and we expect to incur $0.8 million in the second quarter of 2011 and $0.3 million in each of the third and fourth quarters of 2011 and the first and second quarters of 2012. For additional information regarding the impact of the refinancing and the reorganization on our financial condition, see “—Financial information and the refinancing and reorganization.”

Sources and uses of cash

The following table presents the major components of net cash flows provided by and used in operating, investing and financing activities for the periods indicated. As of March 31, 2011, we had cash and cash equivalents of $15.4 million, compared to $19.4 million as of December 31, 2010, and $33.7 million as of December 31, 2009.

	Year ended December 31,			Three months ended March 31,
(in thousands)	2008	2009	2010	2010	2011

Cash provided by (used in)
Operating activities	$19,136	$58,548	$88,691	$27,554	$28,423
Investing activities	(10,328)	(6,095)	(17,378)	(2,544)	(3,637)
Financing activities	6,871	(44,979)	(88,353)	(25,527)	(29,000)
Effect on exchange rates on cash	1,112	(885)	2,760	(76)	179

Net change in cash and cash equivalents	$16,791	$6,589	$(14,280)	$(593)	$(4,035)

Cash flows from operating activities

For the three months ended March 31, 2011, cash flows provided by operating activities totaled $28.4 million and consisted of $17.8 million of net income, non-cash items of $9.7 million plus $0.9 million for working capital activities, including sources of cash of $1.3 million from accounts receivable and $5.1 million from inventory, and a use of cash of $7.1 million from accounts payable, driven by increased net sales as compared to the same period in the prior year. Non-cash items for the three months ended included $4.0 million of depreciation and amortization, $3.6 million of incentive unit stock compensation expense resulting from an increase in SRAM’s valuation and $0.9 million in amortization of deferred financing fees related to our prior credit facility.

For the three months ended March 31, 2010, cash flows provided by operating activities totaled $27.6 million and consisted of $16.3 million of net income, non-cash items of $7.8 million plus $3.5 million for working capital activities, including sources of cash of $4.7 million from inventory and uses of cash of $1.0 million from accounts receivable and $4.8 million from accounts payable, driven by increased net sales as compared to the same period in the prior year. Non-cash items for the three months ended included $3.8 million of depreciation and amortization, $3.7 million of incentive unit stock compensation expense resulting from an increase in SRAM’s valuation and $0.7 million in amortization of deferred financing fees related to our prior credit facilities.

In 2010, cash flows provided by operating activities totaled $88.7 million and consisted of $50.0 million of net income, non cash items of $35.5 million plus $3.2 million for working capital activities, including uses of cash of $17.4 million from accounts receivables and $5.2 million from inventory, and a source of cash of $15.0 million from accounts payable, driven by increased net sales as compared to the prior year. Non-cash items for 2010 included $15.5 million of depreciation and amortization, $12.4 million of incentive unit stock compensation expense resulting from an increase in SRAM’s valuation and $7.8 million in amortization and write off of deferred financing fees related to our prior credit facilities, which we entered into in April 2010.

In 2009, cash flows provided by operating activities totaled $58.5 million and consisted of $21.5 million of net income, $23.2 million of non cash items plus $13.9 million of working capital activities, including sources of cash of $6.5 million from accounts receivable and $8.6 million from inventory, and a use of cash of $1.8 million from accounts payable, driven by decreased sales as compared to the prior year. Non-cash items included $15.2 million of depreciation and amortization, $3.7 million of incentive unit compensation expense, $2.9 million of amortization of deferred financing fees related to the 2008 recapitalization and $2.2 million of paid-in-kind interest on the mezzanine loan we entered into in connection with the 2008 recapitalization.

In 2008, cash flows provided by operating activities totaled $19.1 million and consisted of $(48.6) million of net loss, non cash items of $81.0 million less $13.2 million for working capital activities, including uses of cash of $1.7 million from accounts receivable and $4.6 million from inventory and a use of cash of $9.2 million from accounts payable, driven by increased net sales as compared to the prior year. Non-cash items included $15.8 million of depreciation and amortization, $61.6 million of stock option compensation expense related to accelerated vesting of stock options in connection with the 2008 recapitalization, $1.5 million in amortization and write off of deferred financing fees related to the 2008 recapitalization and $0.6 million of paid-in-kind interest related to the mezzanine loan.

Cash flows from investing activities

Net cash used in investing activities relates almost entirely to capital expenditures. The majority of our capital expenditures are used for machinery, equipment and tooling purchases for our production facilities in order to support our continued growth. For the three months ended March 31, 2011 and 2010, cash flows used in investing activities totaled $3.6 million and $2.5 million, respectively. In 2010, cash flows used in investing activities totaled $17.4 million, which included $6.1 million related to the construction of our new facility in Indianapolis. In 2009, net cash used in investing activities totaled $6.1 million. Our investment expenditures were lower in 2009 than either 2008 or 2010 as we curtailed capital expenditures in response to the global recession. The focus of capital spending in 2009 was on maintaining our existing machinery, equipment and tooling for new product introductions, as opposed to purchases of new equipment. In 2008, cash flows used in investing activities totaled $10.3 million. We expect our total capital expenditures for 2011 to be consistent with 2010, with a focus on machinery, equipment and tooling purchases to support the growth of our business.

Cash flows from financing activities

For the three months ended March 31, 2011 and 2010 cash flows used in financing activities totaled $29.0 million and $25.5 million, respectively, which was attributable to payments on our prior credit facilities.

In 2010, cash flows used in financing activities totaled $88.4 million. During the year, we reduced the outstanding amounts under our term facilities and prior mezzanine loans by $75.4 million. We also incurred debt issuance costs of $6.0 million related to the refinancing of our credit facilities in 2010. Additionally, we made a distribution of $7.0 million to SRAM Holdings, LLC unitholders for the income tax liability attributable to their earnings. In 2009, cash flows used in financing activities totaled $45.0 million. During 2009, we reduced the debt outstanding under our credit facilities by $42.4 million. Additionally, we made a distribution of $2.6 million to SRAM Holdings, LLC unitholders for the income tax liability attributable to their earnings. In 2008, cash flows provided by financing activities totaled $6.9 million, which was primarily attributable to the 2008 recapitalization and included borrowings under a new credit facility of $338.3 million, borrowings and repayment of debt under prior credit facilities of $86.9 million and $196.2 million, respectively, the payment of a distribution of $240.9 million to SRAM-SP2, Inc. proceeds of $12.2 million in connection with exercised options and a capital contribution for SRAM Cycling Advocacy Fund, LLC of $10.0 million.

Our borrowings

New credit facilities

Prior to this offering, SRAM, LLC entered into new credit facilities consisting of a first-lien term and revolving credit facility and a second-lien term facility. The proceeds from the new credit facilities were used to repay amounts outstanding under our prior credit facilities. For additional information regarding our new credit facilities, see “Description of new credit facilities.”

Prior credit facilities

Our prior credit facilities consisted of a $25.0 million revolving credit facility and a $290.0 million term loan facility, which would have matured on April 30, 2015. We refer to those credit facilities collectively as our prior credit facilities. The borrower under our prior credit facilities was SRAM, LLC. We entered into our prior credit facilities on April 30, 2010 to refinance the $172.1 outstanding under our then-existing credit facilities and the $113.3 million outstanding under a mezzanine credit facility, each of which we had entered into in connection with Trilantic and its co-investors’ 2008 equity investment in SRAM.

Revolving credit facility. In April 2010, SRAM, LLC entered into the revolving credit facility. The revolving credit facility included a $10.0 million letter of credit sub-facility and a swingline sub-facility of up to $10.0 million. Outstanding letters of credit were subject to a letter of credit fee equal to the Eurodollar margin on the revolver. The revolving credit facility was subject to an unused line fee of 0.50%. As of December 31, 2010 and March 31, 2011, we had no amounts drawn under the revolving credit facility and no outstanding letters of credit which would reduce the remaining undrawn portion of the revolving credit facility that is available for future borrowing.

Term loan. In April 2010, SRAM, LLC also entered into a $290.0 million term loan facility. The term loan facility was drawn in its entirety at the closing of the facility. As of March 31, 2011, we had $198.8 million outstanding under the term loan facility. Initially, the term loan amortized in quarterly installments of $0.7 million, which commenced on June 30, 2010, with a bullet payment due on the fifth anniversary of the closing date. As of March 31, 2011, no additional quarterly installments were required prior to maturity. In addition to the regularly scheduled amortization payments, an excess cash flow recapture equal to 50% is applied to the term loan for each year, with a step down to 0% based on leverage.

Collateral for prior credit facilities.    Collateral for the prior credit facilities included equity interests in our domestic subsidiaries and first priority security interests in substantially all of the existing and after-acquired real and personal property of SRAM Holdings, LLC and each guarantor (including guarantors that are foreign subsidiaries). Collateral also included 100% of the equity interests in the foreign subsidiaries of SRAM Holdings, LLC.

Financial covenants.     The financial covenants in our prior credit facilities include minimum fixed charge coverage and maximum total leverage ratios.

Contractual obligations and commitments

As of December 31, 2010, our commitments and contractual obligations are as follows:

As of December 31, (in thousands)	2011	2012	2013	2014	2015	After 2015	Total

Long term debt(1)
GE Capital Corporation senior note	$75,000	$80,000	$80,000	$—	$—	$—	$235,000
Interest on long term debt	12,263	6,107	2,075	—	—	—	20,445
Operating leases(2)	4,195	3,641	3,378	2,703	2,381	3,071	19,369
Postretirement obligations	602	634	695	762	1,017	3,679	7,389
Germany restructuring(3)	3,077	1,296	296	—	—	—	4,669
Litigation(4)	308	—	—	—	—	—	308
Other long term obligations(5)	384	125	125	125	42	—	801

Total contractual obligations	$95,829	$91,803	$86,569	$3,590	$3,440	$6,750	$287,981

(1)	Amounts represent expected principal and interest payments consistent with historical principal payments on our prior credit facilities. The total principal amount of $235.0 million was contractually due in full in 2015. 2011 also includes $0.8 million of accrued interest payable at December 31, 2010 due in January 2011. On June 7, 2011, we entered into our new credit facilities and repaid all outstanding amounts due under our prior credit facilities. See “The refinancing and reorganization.”

(2)	After 2015 amount represents certain operating lease obligations for our France, Germany, Ireland and Taiwan locations, converted at Euro rate of 0.7704 and New Taiwan Dollar rate of 30.479.

(3)	Germany restructuring amounts represent payments associated with the transfer of manufacturing to Asia.

(4)	Litigation amounts represent royalty payments and legal fees related to various legal proceedings. The royalty payments are the result of two settlement agreements entered into in connection with two patent infringement cases.

(5)	2011 other long term obligations represent a commitment fee of 0.50% on the unused portion of our prior revolving credit facility and commissions payable in January 2011. Other long term obligations from 2012 and onward represent only the unused fee owed on our prior revolving credit facility.

As of December 31, 2010, as adjusted for the refinancing, our commitments and contractual obligations are as folows:

(in thousands)	2011	2012	2013	2014	2015	After 2015	Total

Long term debt(1)
1st lien term facility	$3,025	$6,050	$6,050	$6,050	$6,050	$577,775	$605,000
2nd lien term facility	—	—	—	—	—	185,000	185,000
Interest on long term debt	27,137	44,947	44,256	44,198	44,070	84,997	289,605
Operating leases(2)	4,195	3,641	3,378	2,703	2,381	3,165	19,463
Postretirement obligations	602	634	695	762	1,017	3,679	7,389
Germany restructuring(3)	3,077	1,296	296	—	—	—	4,669
Litigation(4)	308	—	—	—	—	—	308
Other long term obligations(5)	403	254	254	254	254	624	2,043

Total contractual obligations	$38,747	$56,822	$54,929	$53,967	$53,772	$855,240	$1,113,477

(1)	On June 7, 2011, we entered into our new credit facility and repaid all outstanding amounts due under our prior credit facilities. See “The refinancing and reorganization”. Amounts represent expected principal and interest payments based on new credit facilities. 2011 also includes $0.8M of accrued interest payable at December 31, 2010 due in January 2011.

(2)	After 2015 amount represents certain operating lease obligations for our France, Germany, Ireland and Taiwan locations, converted at Euro rate of 0.7704 and New Taiwan Dollar rate of 30.479.

(3)	Germany restructuring amounts represent payments associated with the transfer of manufacturing to Asia.

(4)	Litigation amounts represent royalty payments and legal fees related to various legal proceedings. The royalty payments are the result of two settlement agreements entered into in connection with two patent litigation infrigements cases.

(5)	2011 other long term obligations represent a commitment fee of 0.50% on the unsued portion of our new revolving credit facility, commissions payable in January 2011 and capital lease payments on a fixed asset. Other long term obligations from 2012 and onward represent only the unused fee owed on new revolving credit facility and capital lease payments.

Off-balance sheet arrangements

We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical accounting policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations, and require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. In applying such policies, we must use some amounts that are based upon our informed judgments and best estimates. Estimates, by their nature, are based on judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Goodwill

We review goodwill for impairment at the end of each year, and on an interim basis whenever events or changes in circumstances indicate that the carrying value of our reporting units may not be recoverable. A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is prepared and is regularly reviewed by management. We define our reporting units as OEM and aftermarket, which are equivalent to our operating and reportable segments. The trends that we specifically monitor for each of our reporting units are as follows:

•	Significant variances in financial performance (e.g. revenues, earnings and cash flows) in relation to expectations and historical performance;

•	Significant changes in end markets or other economic factors; and

•	Significant changes in customer relationships and competitive conditions.

The impairment test for goodwill is a two-step process. The first step is to compare the fair value of a reporting unit with its carrying amount. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to measure the amount of the impairment loss, if any. In this second step, if the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess, not to exceed the carrying amount of goodwill.

We determine the fair value of our reporting units by combining two valuation methods. A discounted future cash flow analysis (DCF) is used to determine our consolidated enterprise value and market multiples of comparable publicly-traded companies are used to substantiate the fair value of our reporting units. For the DCF method, we prepare annual projections of future cash flows over a period of six years (the “discrete projection period”), and apply a terminal value assumption to the final year within the discrete projection period to estimate the total value of the cash flows beyond the final year. Projections of future cash flows are based on the estimated net debt-free cash flows. These cash flows are then discounted to their present value as of the valuation date at an estimated cost of capital. The estimated cost of capital is derived by a weighted average cost of capital (WACC) using the capital asset pricing model (CAPM), based in part on guideline publicly-traded companies. The terminal value is estimated using the Gordon Growth model, which is based on the expected cash flows of the last year in the discrete projection period, the expected long-term growth rate, and the WACC.

In the market multiples method, fair value is determined by applying a multiple to EBITDA (earnings before interest, taxes, depreciation and amortization). The EBITDA multiple reflects the risk of cash flows generated by an entity. We use peer groups with similar risk profiles as well as the implied multiple from our DCF analysis to determine the appropriate multiple for our reporting units.

The determination of the reporting unit fair value includes numerous uncertainties, and a material change in assumptions utilized or in the conditions and circumstances influencing fair values could have a significant effect on our goodwill impairment assessment.

No impairment charges to goodwill were recorded during 2008, 2009, 2010 or the three months ended March 31, 2011, and the fair value of our reporting units was substantially in excess of the respective carrying values. While the WACC is only one of several important estimates used in the analysis, we determined that an increase of one percentage point in the WACC used for each respective reporting unit would not have resulted in an impairment indicator for our reporting units at the time of this analysis.

Product warranty costs

Reserves are recorded on the balance sheet to reflect our contractual liabilities relating to warranty commitments to customers. After the original purchase date, two years of warranty coverage is provided to customers for defects in materials and workmanship. An estimate for warranty expense is recorded at the time of sale within cost of sales based on historical warranty return rates and all repair costs to satisfy claims, including labor and materials. Product warranty liabilities are included within accrued expenses and other current liabilities on the consolidated balance sheets. A 10% change in historical warranty rates used to estimate the liability would have affected net income by $0.3 million, $0.3 million and $0.4 million, for the years ended December 31, 2008, 2009 and 2010, respectively.

Stock based compensation

In accordance with the accounting standards for share based payments, all share based payments, including grants of equity-classified incentive units and stock options, are required to be recognized in the consolidated statement of operations as an operating expense, based on their grant date fair values, over the requisite service period.

The liability-classified incentive awards are re-measured at fair value at each reporting date until settlement and the changes in fair value are also recorded in the consolidated statement of operations as an operating expense.

Incentive units

As of each grant date and period end, we performed valuations consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (AICPA Practice Aid) to calculate the fair value of our incentive units.

Valuations as of December 31, 2008 and December 31, 2009

We used a Black-Scholes option pricing model to estimate the grant date fair value. Inputs include the fair value of the underlying assets distributable to award holders (based on our enterprise value and the terms of the awards), estimated price volatility, dividend yield and the risk-free interest rate. In determining our enterprise value, we used the DCF method. The expected volatility is based on the historical volatility of publicly-traded companies that are similar in size, industry, growth stage, or business model. The expected dividend yield represents the expected annual dividends to be paid to award holders over the term of the incentive units, and the risk-free interest rate is based on United States Treasury rates with remaining terms similar to the expected term of the incentive units. The 2008 and 2009 valuations utilized the following assumptions:

	December 31, 2008	December 31, 2009*

Expected volatility	39.6%	47.2%
Expected dividend yield	0%	0%
Expected term (in years)	6	5
Risk free interest rate	2.1%	2.0%

*	There was no material difference between the valuation performed on December 1, 2009 and December 31, 2009

Valuations as of July 23, 2010, December 31, 2010 and March 31, 2011

As we assessed the prospects of an initial public offering, starting in mid-2010 we began using multiple valuation techniques. We established our enterprise value through an equal weighting between (a) the income approach in the form of the DCF method and (b) the market approach in the form of the guideline public company method. For the guideline public company method, we selected a group of publicly-traded companies that are similar in size, industry, growth stage, or business model. The valuation multiples considered for providing indicated values were the ratio of enterprise value to the last twelve months and estimated future EBITDA and the ratio of the market value of equity (MVE) to the last twelve months and estimated future net income. Both enterprise value and MVE of each guideline public company were calculated based on closing stock prices as of the respective valuation dates.

After establishing our enterprise value, we added back cash and cash equivalents and deducted outstanding debt to determine our total equity value. We then allocated the total equity value among the securities that comprise our capital structure using an average of the Black-Scholes method and the probability-weighted expected return method (PWERM), as described in the AICPA Practice Aid.

The Black-Scholes method utilized the following assumptions:

	July 23, 2010	December 31, 2010	March 31, 2011

Expected volatility	35.0%	35.0%	35.0%
Expected dividend yield	0%	0%	0%
Expected term (in years)	1.0	0.5	0.25
Risk free interest rate	0.3%	0.2%	0.1%

We used the PWERM due to:

•	our improved financial results as demonstrated by strong sales growth and improving profitability;

•	our favorable growth prospects and expectations for continued improvement in profitability; and

•	the increasing prospects on an initial public offering or sale/merger.

The PWERM estimates value based upon an analysis of future values of the enterprise assuming various outcomes such as an IPO, merger or sale, dissolution or continued operation as a viable enterprise. Unit value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each unit class.

The PWERM utilized the following assumptions:

	July 23, 2010	December 31, 2010	March 31, 2011

IPO scenario	75.0%	75.0%	75.0%
M&A scenario	20.0%	20.0%	20.0%
No value scenario	5.0%	5.0%	5.0%

Incentive unit fair value under the IPO scenario reflects the equity value by the estimated IPO price, allocated according to (a) the projected Class A liquidation preference at the assumed IPO date, (b) the distribution thresholds associated with the incentive units and (c) the participating distribution ratios of each class of equity. Incentive unit fair value under the M&A scenario reflects the equity value by the estimated sales price allocated in the same manner as the IPO scenario. Under the no value scenario, upon a liquidity event, our distributions would not exceed the specified distribution thresholds, therefore resulting in a $0 value for the incentive units.

The suggested values from the Black-Scholes method and PWERM reflect a fully marketable security that is not burdened by limited marketability; however, our incentive units represent economic interests in a privately held company without a ready market for its units. Therefore, we considered it necessary to incorporate a discount for lack of marketability to reflect the most likely time horizons until an incentive unitholder can achieve liquidity.

The fair value per unit for each of our grants is summarized in the following table:

Grant date	Valuation date
	12/31/2008	12/1/2009	12/31/2009	7/23/2010	12/31/2010	3/31/2011

12/31/2008	$21.03	N/A	$29.04	N/A	$104.73	$118.01
12/1/2009	N/A	$29.04	29.04	N/A	104.73	118.01
7/23/2010	N/A	N/A	N/A	$81.01	98.16	111.14

Comparison from December 31, 2008 to December 31, 2009

The primary factors that supported these estimates, and which contributed to an increase in the estimated value of the incentive units were:

•	higher than expected operating results primarily driven by stronger than anticipated profitability;

•	strong demand for our products in the aftermarket channel;

•	increased retention of cash; and

•	improved forecast profitability.

Comparison from December 31, 2009 to July 23, 2010

The primary factors that supported these estimates, and which contributed to an increase in the estimated value of the incentive units were:

•	continued strong demand for our products in the aftermarket channel and a return to pre-recession demand in the OEM channel;

•	improved financial results as demonstrated by strong sales growth and profitability;

•	decreased market risk and uncertainty associated with continuing improvement of economic trends; and

•	improvement in the capital markets which generally increased business valuations.

Comparison from July 23, 2010 to December 31, 2010

The primary factors that supported these estimates, and which contributed to an increase in the estimated value of the incentive units were:

•	continued improvement in our financial results;

•	our favorable growth prospects and expectations for continued improvement in profitability;

•	improved guideline public company valuations;

•	continued improvement in the capital markets which generally increased business valuations; and

•	efforts undertaken to prepare for and expectations of an initial public offering.

Comparison from December 31, 2010 to March 31, 2011

The primary factors that supported these estimates, and which contributed to an increase in the estimated value of the incentive units were:

•	strong financial results for the first quarter 2011;

•	improved leverage levels from debt pay down;

•	macroeconomic trends favorable for continued growth;

•	continued efforts in the initial public offering process.

Stock options.    We used a Black-Scholes option pricing model to estimate the grant date fair value of our stock options. The inputs we use in estimating the fair value include expected stock price volatility over the term of the awards, dividend yield and the risk-free interest rate. The expected term of stock options granted represents the period of time that stock options granted are expected to be outstanding. The expected volatility is based on the historical volatility of publicly-traded companies that are similar in size, industry, growth stage, or business model. The expected dividend yield represents the expected annual dividends to be paid to stockholders over the term of the stock options, and the risk-free interest rate is based on United States Treasury rates with remaining terms similar to the expected term of the stock options. There were no options granted in 2008, 2009, 2010 or the three months ended March 31, 2011.

Income taxes

For federal income taxation purposes, SRAM Holdings, LLC is taxed as a partnership. Consequently, income and losses flow directly through to the members of SRAM Holdings, LLC. Accordingly, no provision for U.S. federal income taxes has been reflected in the consolidated financial statements of SRAM Holdings, LLC.

Income taxes in foreign jurisdictions and certain U.S. state taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the appropriate valuation allowance, we consider projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and the overall deferred tax position. As of December 31, 2010 and March 31, 2011, we believe that it is more likely than not that we will have future taxable income to utilize our deferred tax assets. Therefore, we have not provided a valuation allowance against any of our deferred tax assets.

The amount of income tax that we pay annually is dependent on various factors, including the timing of certain deductions and ongoing audits by foreign and state tax authorities, which may result in proposed adjustments. We perform reviews of our income tax positions on a quarterly basis and accrue for potential uncertain tax positions. Accruals for these uncertain tax positions are recorded based on an expectation as to the timing of when the matter will be resolved. As events change or resolution occurs, these accruals are adjusted, such as in the case of audit settlements with taxing authorities. We believe we have adequately provided for any reasonably foreseeable outcome related to these matters. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities due to closure of income tax examinations, statute expirations, new regulatory or judicial pronouncements, changes in tax laws, changes in projected levels of taxable income, future tax planning strategies or other relevant events.

Fair value of financial instruments

The fair value guidance establishes a three-level valuation hierarchy for financial instruments. These valuation techniques are based upon the transparency of inputs (observable and unobservable) to the valuation of an asset or liability as of the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Valuation is based on quoted prices for identical assets or liabilities in active markets;

Level 2—Valuation is based on quoted prices for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument; and

Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

Our financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, and long-term debt. Management considers the carrying values of cash and cash equivalents, trade receivables and trade payables to be representative of their respective fair values because of their short-term maturities or expected settlement dates. We measure the fair value of our long-term borrowings using a DCF technique that incorporates a market interest yield curve with adjustments for our projected payment schedule, duration, optionality and risk profile. In determining the market interest yield curve, the Company considered its corporate ratings from Moody’s and S&P, as well as other companies with similarly rated debt securities.

Effects of inflation

We do not believe that our sales or operating results have been materially impacted by inflation during the periods presented in our financial statements. There can be no assurance, however, that our sales or operating results will not be impacted by inflation in the future.

Quantitative and qualitative disclosures about market risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. In the ordinary course of business, we are primarily exposed to interest rate risks and changes in foreign currency exchange rates.

Interest rate risk

Our new credit facilities bear, and our prior credit facilities bore, interest at a variable rate tied to LIBOR or prime rate, at our option, and, therefore, our results of operations and our cash flows will be exposed to changes in interest rates. A one percentage point change in the interest rates applicable to our credit facilities during the year ended December 31, 2010 (for the respective periods for which they were effective) would have caused an increase to interest expense of approximately $2.6 million. As of December 31, 2010, we had one interest rate swap agreement for $75.0 million, effectively converting that portion of debt from variable rate to fixed rate. The swap agreement expires in October 2011. In the future, in an effort to mitigate losses associated with these risks, we may at times enter into additional derivative financial instruments.

Foreign currency risk

For the year ended December 31, 2010, we generated approximately 59% of our net sales in U.S. Dollars, 32% of our net sales in New Taiwan Dollars, 8% of our net sales in Euros and 1% of our net sales in RMB. The reporting currency for our consolidated financial statements is U.S. Dollars. Our results of operations could be adversely impacted by changes in exchange rates. For example, if we recognize international sales in local foreign currencies, as the U.S. Dollar strengthens it would have a negative impact on our international results upon translation of those results into U.S. Dollars upon consolidation. To an extent, there is a natural hedge against foreign currency changes due to the fact that, while certain receipts for international sales may be denominated in a foreign currency, certain production and distribution expenses are also denominated in foreign currencies, mitigating fluctuations to some extent depending on their relative magnitude. As a result, fluctuations of 10% in foreign currency rates would not have a material impact on our results of operations. We historically have not engaged in foreign currency hedging activities and do not intend to do so in the foreseeable future. However, in the future, in an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments.

Internal controls over financial reporting

As a public company, we will be required to comply with the standards adopted by the Public Company Accounting Oversight Board in compliance with the requirements of Section 404 of Sarbanes-Oxley regarding internal control over financial reporting. Prior to becoming a public company, we are not required to be compliant with the requirements of Section 404.

In preparation for this offering and for future compliance with Section 404, we and our independent auditors identified material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented, or detected and corrected on a timely basis. The material weaknesses were attributed to us not maintaining sufficient: external reporting, technical accounting and tax functions; financial reporting and closing processes with respect to complex transactions; and written policies and procedures, in each case to meet our needs as a public company. We have begun implementing measures and plan to take additional steps to remediate the underlying causes of our material weakness.

We are currently implementing a remediation plan to improve the effectiveness of our internal controls over financial reporting. The plan includes:

Financial Reporting Function

•	Implementing our recruiting plan to attract additional accounting and finance personnel.

•	Engaging outside consultants to assist our accounting and finance team until such time as we are able to retain permanent personnel.

•	Evaluating of skill sets and experience levels of existing financial reporting staff relative to those needed as a public company.

Controls Documentation/Testing Process

•	Reviewing and evaluating current documentation of internal controls.

•	Evaluating and documenting overall entity control environment.

•	Developing documentation standards/methodology.

•	Determining and documenting key controls in each functional area of our operations.

•	Developing and implementing a testing plan.

•	Implementing additional financial reporting system modules, which will help us assess and monitor segregation of duties.

If the steps we take do not remediate these material weaknesses in a timely manner, we will not be able to conclude that we have and maintain effective internal control over financial reporting. In addition, if we have material weaknesses, our independent registered accounting firm may not be able to issue an unqualified report on the effectiveness of our internal control over financial reporting.

Business

Overview

We are a leading global designer, manufacturer and marketer of premium bicycle components. We believe consumers recognize our brands for innovative product design. Our products include drivetrain systems, suspension, brakes, internal gear hubs and wheelsets, all of which are essential components used on road bikes, mountain bikes or pavement bikes. Many of the world’s elite cyclists use our components. We believe the success of elite cyclists using our products at the highest levels of competition, including the Tour de France and the Ironman Triathlon, creates aspirational demand for our components.

In 1987, our founders, including our CEO, Stanley R. Day, Jr., started SRAM to manufacture and market Grip Shift, a revolutionary product for shifting gears on bikes. After becoming a market leader in shifters in 1995, we began our transformation from a single product company to a full-line component supplier. We have grown through internal product development and a series of strategic acquisitions, including the acquisition of the bicycle division of Mannesman Sachs AG (1997), RockShox, Inc. (2002), the bicycle business of Avid, LLC (2004), Truvativ International Co., Ltd. (2004) and Compositech, Inc. (Zipp) (2007). We employ over 280 individuals in product development and for our 2011 (to-date), 2010 and 2009 model years, we have introduced 49, 30 and 25 new products, respectively. These new products build upon our portfolio of more than 550 existing patents. We believe we have the broadest product portfolio of any company in the industry.

We are the second largest supplier of bicycle components in the world, measured in 2010 net sales, based on publicly-filed information for some of our competitors and management estimates. We focus primarily on the independent bicycle retailer market, which sells mid to high-end bikes, ranging in price from $300 to over $10,000, in the United States, Europe and other developed markets. Due to our global production footprint, which consists of seven manufacturing facilities located in China, Germany, Portugal, Taiwan and the United States, 86.4% of our 2010 net sales were invoiced outside the United States, with 40.2% in Ireland and 33.8% in Taiwan. We believe however, that most of our products end up on bicycles or in retailers in the independent bicycle retailer market throughout the developed markets. Our portfolio of premium bike brands includes SRAM, RockShox, Zipp, Avid and Truvativ. Our brands are prominently displayed on our products. Our products are used on all of the major premium brands, including Trek, Specialized, Cannondale, Giant, Raleigh and Schwinn produced by bicycle companies. SRAM products have been used by the last two Tour de France winners, the 2010 Ironman World Championship winner, the winners of all six 2010 World Cup mountain bike races and the winners of the 2011 editions of Paris-Roubaix, the Tour of Flanders and Giro d’Italia.

To reach the independent bicycle retailer market, we operate through two distribution channels: the OEM channel and the aftermarket channel. In the OEM channel, we market our products to bicycle companies as original equipment components for new bikes that they sell to consumers through independent bicycle retailers. In the aftermarket channel, we sell products through distributors to independent bicycle retailers and sell a limited number of premium aftermarket products directly to independent bicycle retailers in the United States, who in turn sell them to consumers for replacements, upgrades or custom bike builds. For each of the year ended December 31, 2010 and the three months ended March 31, 2011, we generated 67% of our net sales from the sale of components in the OEM channel and 33% of our net sales from the sale of components in the aftermarket channel.

We employ approximately 2,200 people. To meet the global needs of our customers, we maintain a presence in fifteen locations in nine countries for design, sourcing, manufacturing and distribution. Our principal executive offices are located in Chicago, Illinois.

We believe our premium brands, technological innovation and product development have been key drivers of our strong financial performance. We grew our net sales from $283.8 million in 2006 to $524.2 million in 2010, representing a compound annual growth rate, or CAGR, of 16.6%. Our net sales for 2006, 2007, 2008, 2009 and 2010 were $283.8 million, $356.0 million, $478.4 million, $399.6 million and $524.2 million, respectively. Our net income (loss) for the same periods was $11.6 million, $18.0 million, ($48.6 million), $21.5 million and $50.0 million, respectively, representing a CAGR of 44.1%.

Market overview and opportunity

Bicycle industry overview

The National Bicycle Dealers Association estimates annual worldwide bike production in 2010 to be 130 million units, of which approximately 53 million were sold in developed markets, as reported in the U.S. Bicycle Market 2010 report. Developed markets include Australia, Europe, Japan, New Zealand and North America. There are two primary retail channels for the sale of bikes in developed markets: the independent bicycle retailer market (primarily independent bicycle retailers and to a lesser extent sporting good chains) and mass market retailers (e.g., Wal-Mart and Target). We estimate that in 2010 there were 18 million new bikes sold in the independent bicycle retailer market, representing $9.2 billion in retail sales, with an average retail price of approximately $500 per bike. Of these 18 million new bikes sold, we believe approximately 90% were sold in the United States, Europe and Japan.

There are three primary types of bikes:

•	Road bikes—Lightweight, performance oriented bikes, such as those used in the Tour de France.

•	Mountain bikes—Performance oriented bikes designed to ride off the road.

•	Pavement bikes—Bikes used for everyday recreation and commuting.

Independent bicycle retailer market

In developed markets, most mid to high-end bikes (i.e. bikes selling from $300 to over $10,000) are sold in the independent bicycle retailer market, and we estimate represent approximately 79% of the 2010 new bike retail sales in this market. This market also accounts for the vast majority of aftermarket bicycle component sales and almost all after-sale bicycle services. We believe the consumer in this market is generally the cycling enthusiast. We define the cycling enthusiast as a consumer who seeks higher performance, premium branded bikes and components and after-sale services that are not provided in the mass market, and who we believe to be less price-sensitive than the average consumer. Accordingly, we believe the independent bicycle retailer market is the highest margin segment of the market.

Bicycle industry supply chain

The supply chain for mid to high-end bikes sold in the independent bicycle retailer market consists of the participants illustrated below:

•

Component suppliers are the designers and manufacturers of branded bicycle components (e.g., SRAM and Shimano Inc.). In the OEM channel, component suppliers market their products directly to bicycle companies, who determine the component specifications on new bikes. After receiving these specifications, an OEM bicycle factory assembling a new bike will purchase components directly from a component supplier. In the aftermarket channel, component suppliers generally market components to distributors, who in turn sell to independent bicycle retailers for resale in the aftermarket.

•

OEM bicycle factories are the factories that manufacture bike frames and assemble bikes (e.g., Giant Bicycle Inc. and Merida Industry Co., Ltd.) in accordance with the specifications of individual bicycle companies and their brands.

•

Bicycle companies are the companies that engage in the design, specification, branding, marketing and distribution of bikes (e.g., Trek Bicycle Corporation, Specialized Bicycle Components, Giant Bicycle Inc. and Cannondale Bicycle Corporation). Individual bicycle companies may have several brands (e.g., Trek Bicycle Corporation sells bikes under the Trek and Gary Fisher brands). Bicycle companies are responsible for selecting and specifying the components that go onto each new bike model.

•

Distributors are logistics companies (e.g., Quality Bicycle Products (QBP), Security Bicycle Accessories (SBA) and Fisher Outdoor Leisure) that connect suppliers and independent bicycle retailers by carrying a large variety of bicycle components, accessories and apparel.

•

Independent bicycle retailers are specialty retail stores (also referred to as dealers or retailers) that sell new fully-assembled bikes, components, accessories and apparel and provide services to consumers.

Bike design and manufacturing process overview

Bicycle companies continuously strive to create new models with improved frame designs and specifications made of increasingly technologically advanced materials. Cycling enthusiasts evaluate bikes in terms of both the bike frame brand and the branded components on the bike. As a result, bicycle companies focus on assembling bikes with components that will be most appealing to consumers. During the bike design process, the bike brand product managers at bicycle companies work with several component suppliers to decide which branded components to specify as standard equipment on a new model. This process includes presentations, test rides and negotiations. Following the completion of the design and specification process, bike brand product managers provide their design and component specifications to OEM bicycle factories. OEM bicycle factories manufacture the bike frame, purchase the specified components from component suppliers and assemble the bikes, which are ultimately distributed to independent bicycle retailers for sale to the end user.

Bicycle component market

We believe branded bicycle components are key to the performance of mid to high-end bikes and strongly influence the buying decisions of cycling enthusiasts. New product introductions and technological innovations in the components space, such as fully adjustable hydraulic braking and suspension systems, help increase rider performance and make cycling more enjoyable. Industry publications, grass roots marketing efforts and sponsorships highlight branded bicycle component performance, which serves to build demand among cycling enthusiasts. On average, we estimate that the aggregate manufacturers’ sales price of bicycle components in the OEM channel represents 21% to 26% of the overall retail price of a new bike.

We estimate the size of the independent bicycle retailer market (independent bicycle retailers and sporting goods chains) for bicycle components to be approximately $3.5 billion, as measured in component suppliers’ sales. The following chart displays an overview of the independent bicycle retailer market for bicycle components, based on management estimates:

OEM and aftermarket channels

Bicycle component suppliers sell their products through two major channels: the OEM channel and the aftermarket channel.

OEM channel represents the sale of components to OEM bicycle factories for assembly on new bikes. The decision maker for the components specified on each model is the bike brand product manager at the bicycle company, who is typically an accomplished cyclist and experienced in the dynamics of the industry.

Aftermarket channel represents the sale of components, accessories and apparel to consumers primarily through independent bicycle retailers via distributors and, to a lesser extent, directly through independent bicycle retailers. We believe the most influential person to the consumer’s purchasing decision for this channel is the salesperson at the independent bicycle retailer. Aftermarket sales primarily include upgrades, replacements, components for custom bike builds and accessories.

Outlook

We expect the bicycle component market to continue to grow due to a variety of factors that we believe will impact the cycling industry, including:

•	continuing growth in the number of cycling enthusiasts;

•	increasing average retail selling prices driven by better-performing product designs and technologies;

•	growing participation in road racing, mountain bike racing, organized weekend rides and charity cycling events, as well as cycling related sports, such as triathlons and cyclo-cross;

•	improving cycling infrastructure, such as cycling lanes in urban areas;

•	increasing consumer focus on healthier lifestyle trends;

•	growing focus on the environment; and

•	increasing adoption of mid to high-end bikes in emerging markets.

However, if the popularity of cycling or the number of cycling enthusiasts does not increase, or declines, the bicycle component market may not continue to grow and we may fail to achieve future growth. See “Risk Factors—Risks related” to our business—Our beliefs regarding the future growth of the bicycle component market are supported by qualitative data, limited services and may not be reliable, and a reduction or lack of continued growth in the popularity of cycling or the number of cycling enthusiasts could adversely affect our product sales and profits.” In addition, we may be unable to capitalize on these trends due to a number of factors, including our substantial leverage. See “Risk Factors—Risks related to our business—we may not be able to sustain as past growth or successfully implement our growth strategy, which may have a negative effect on our business, financial condition or results of operations.”

Our strengths

We believe our success is attributable to the following factors:

Premium brand portfolio.    We have five premium brands under the SRAM umbrella: SRAM, RockShox, Zipp, Avid and Truvativ. Our brands are prominently displayed on all of our products, and we believe our brands are associated with innovation and performance by our customers, consumers and elite athletes.

•	SRAM is a leading brand in drivetrains and internal gear hubs with strong recognition among cycling enthusiasts for design and engineering.

•	RockShox introduced the first front suspension system for mountain bikes in 1989 and has become one of the most widely recognized brands in the components industry for its high-performance products.

•	Zipp is a high-end, race-proven brand name in carbon wheelsets. Its wheelsets are among the lightest, fastest and most aerodynamic in the industry.

•	Avid is recognized for innovative brake systems, offering leading hydraulic and mechanical braking technology.

•	Truvativ is a premium brand of high-performing cranksets, bottom brackets, handlebars, stems, seatposts and other accessories.

Our brands are a leading choice in performance products for the cycling industry. We sponsor professional cyclists and teams to build a race-proven image for our products. Our sponsored cyclists have appeared on the podiums at the Tour de France, Giro d’Italia and Vuelta a Espana, all major mountain biking world championships and the Ironman World Championship. This success has helped us increase our brand recognition at all skill levels of cyclists.

Cycling enthusiasts typically have strong preferences for both bike and component brands. We believe branded components, such as drivetrains, suspension, wheelsets and brakes, influence consumers’ buying decisions. We employ a multi-branded portfolio approach to marketing our products, which provides us the flexibility to respond to varying consumer preferences and to leverage the component specific technological strengths of each of our brands. Our multiple brand and product approach differentiates us from most other component suppliers who focus primarily on either a single brand or a single component category.

Innovation and product development.    Our ability to develop innovative products has been a key driver of our success and growth as a company. We generated over 50% of our 2010 model year (July 1 through June 30) net sales from products that were less than three years old. Our products, while appearing simple, require a significant breadth and depth of technical knowledge to be designed successfully. For example, a typical suspension design might have over 50 components packaged into five cubic inches and require knowledge of structural mechanics, fluid dynamics and heat transfer, as well as other engineering disciplines. We currently have more than 280 employees dedicated to product development. Our product development teams are knowledgeable in a wide variety of engineering disciplines and have developed, through cumulative experience, the engineering expertise required to successfully design high performance bicycle components. Our product development teams are strategically located in the United States and Western Europe, which are the two largest markets for mid to high-end bikes. Our presence in these markets enables our product development teams to more effectively interpret and integrate market trends in our product design. We also have an intellectual property portfolio of over 550 patents. Recent examples of products developed by our teams that have enjoyed industry-wide success include: SRAM Red road drivetrain systems, RockShox SID front suspension, Zipp 404 wheelsets and Avid Elixir brakes. We continue to launch numerous new products each year. For example, for our 2011 (to-date), 2010 and, 2009 model years, we launched 49, 30 and 25 new products, respectively.

Leader in independent bicycle retailer market.    We sell our products as original equipment specifications on new mid to high-end bikes and in the aftermarket primarily to cycling enthusiasts via independent bicycle retailers. Performance and technology are the primary drivers of purchases by cycling enthusiasts, and these consumers are likely to purchase new bikes or replace bicycle components with greater frequency than other consumers. As a result, we believe the independent bicycle retailer market is the highest margin segment of the bicycle component market. We believe, based on publicly-filed information for some of our competitors and management estimates, that we have an estimated 15% share of the approximately $3.5 billion of annual sales in the independent bicycle retailer market for bicycle components, as measured in 2010 component suppliers’ sales, including an estimated 32% share of suspension products and an estimated 23% share of brakes. We estimate that our primary competitor has approximately 47% of the independent bicycle retailer market. We believe a number of trends will continue to drive growth in the independent bicycle retailer market, including cycling’s increasing popularity, movement toward healthier lifestyles, concern for the environment, increased spending on cycling infrastructure and increasing price points for new technologies.

Differentiated business model.    Over the past 24 years, we have developed global design, production and distribution capabilities and established longstanding customer relationships that we believe are difficult to replicate. The bicycle component market is dependent on product innovation, which requires scale and ability to spread development costs across multiple customers. In the OEM channel, we work with each major bicycle company and are the only supplier offering a full-line of mid to high-end drivetrain, brakes, suspension components and wheelsets. We believe our in-house product development expertise and collaboration with these customers differentiates us from our competitors. Additionally, our strategically located manufacturing facilities provide advantages, such as flexible operations planning and the ability to offer just in time manufacturing from our largest factories in Asia. In the fragmented aftermarket channel, we have an established presence, with relationships with key distributors and numerous independent bicycle retailers. We also offer leading customer service and warranty support to independent bicycle retailers.

Committed management team with deep-rooted corporate culture.    Stanley R. Day Jr., one of our founders and our Chief Executive Officer, and our core senior management team have an average tenure with SRAM of approximately 18 years. Since founding SRAM, Mr. Day has recruited a talented team comprised of cycling enthusiasts and established a culture fostering innovation and creativity. Management’s extensive knowledge of the industry and their ability to identify opportunities for profitable growth through both internal product development and strategic acquisitions has transformed SRAM from a single product company in 1987 to a full-line bicycle component supplier with approximately 2,200 employees in nine countries around the world.

Our strategy

We intend to continue to increase our sales and profitability by strengthening our position in the bicycle component market. Key elements of our growth strategy are:

Extend our technological and product leadership.    We intend to continue to develop and market products that incorporate innovative design, advanced features and improved performance that differentiate us in the bicycle component market. These efforts will include enhancing existing products and developing next generation technologies in order to maintain our position as an industry leader. We also intend to develop new product offerings that leverage our existing product platforms. For example, we currently produce wheels for road and pavement bikes, and plan to utilize our existing platform to introduce wheels for mountain bikes in 2012.

Continue to increase our share of components on new bikes.    Although we have relationships with almost all bicycle companies in the OEM channel, we believe there is significant opportunity to increase our share of components on new bikes. We believe we are favorably positioned given the strength of our brands, the diversity of our product portfolio, and our innovation pipeline. We focus on the following key decision-makers who influence component specifications for new bikes:

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Bike brand product managers.    We work closely with the bike brand product managers of leading bicycle companies through collaborative product development, a dedicated sales force, and events such as ride camps and trade shows.

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Independent bicycle retailers.    The leading bicycle companies rely on key retailers to provide them market feedback and advice on the components to specify on their bikes. We engage these key retailers through frequent visits to review products, answer their questions, educate them and address their concerns. By turning these retailers into advocates for our products, we believe we can increase our share of components on new bikes.

•

Cycling industry media.    We believe the cycling industry is led by enthusiasts with a passion for high performance products, who rely on a wide variety of cycling media for facts and opinions about the products. We have an experienced public relations team which maintains relationships with cycling media editors. Our objective is to reinforce our position in the market through independent sources and enhance the perception of our brand.

•

Alpha enthusiasts.    We target amateur racers, triathletes and local independent bicycle retailers who are the opinion leaders in their communities through a range of activities including race and athlete sponsorship, grass root event support and advertising.

Increase aftermarket penetration.    We intend to increase our sales of aftermarket components by strengthening our relationships with independent bicycle retailers and increasing brand awareness at the consumer level. In February 2011, we established a dedicated aftermarket function led by a 15 year veteran of SRAM to focus solely on the aftermarket channel across all product areas. We will continue to invest in our retailer relationships by educating retailers about our full-line of aftermarket products, through our various dealer excitement programs, and by continuing to provide leading customer service and warranty support. This ongoing effort will help these retailers communicate the benefits of our products to end consumers. At the consumer level, we will continue our marketing efforts aimed at increasing our brand recognition among cycling enthusiasts, which creates additional demand for our aftermarket products. We also intend to expand product development efforts to enhance our aftermarket product offerings, such as increasing differentiation of our aftermarket channel components from our OEM channel components and, where appropriate, expanding into product areas adjacent to our current product lines.

Grow the industry while strengthening our leadership profile.    We are focused on a number of initiatives aimed at growing our industry and reinforcing our leadership position within it, including:

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Continued innovation.    We believe that our future technological advancements can serve to expand our industry by spurring additional demand among cycling enthusiasts and creating new cyclists. New and better products give cyclists a reason to invest more in their sport.

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Strengthen independent retailer network.    Independent retailers interact directly with end consumers and have a strong influence on the choices of consumers seeking advice and guidance on new bike and aftermarket component purchases. Within their communities, retailers play a vital role in promoting cycling and attracting new enthusiasts. As a result, retailers have the ability to impact the size and improve the health of our industry. We intend to continue to work with independent retailers to facilitate this process through our various dealer excitement and mobile marketing programs and by offering various educational services such as SRAM Technical University, online training and SRAM facility visits.

•

Promote cycling advocacy.    In 2008, we founded SRAM Cycling Advocacy Fund, LLC, a fund dedicated to supporting global advocacy efforts that enhance cycling infrastructure and safety. Through SRAM Cycling Advocacy Fund, LLC, we have been actively involved in, and have contributed to, advocacy groups that promote the use of bikes for environmental, health, recreational and transportation reasons. We believe these programs build a better environment for cycling and will help grow the overall industry and increase our market opportunity. For example, we believe the greatest barrier to increased bike usage in the United States is the lack of cycling infrastructure in major cities. We have been actively involved in the promotion of improved cycling infrastructure in the United States, which we believe will result in an expansion of the United States bike market.

The reorganization

For a detailed description of the refinancing and the reorganization, see “The refinancing and reorganization.”

History

SRAM International Corporation was incorporated on April 29, 2011 for the purpose of becoming the holding company of SRAM Holdings, LLC and SRAM, LLC immediately prior to the consummation of this offering. SRAM was originally founded in 1987 as SRAM Corporation, an Illinois corporation, to design, manufacture and market bicycle shifters. In 1995, after becoming a market leader in shifters, we began our transformation into a full-line component supplier. We have grown through internal product development and a series of strategic acquisitions, including the acquisition of the bicycle division of Mannesman Sachs AG (1997), RockShox, Inc. (2002), the bicycle business of Avid, LLC (2004), Truvativ International Co., Ltd. (2004) and Compositech, Inc.

(Zipp) (2007). One of our founders, Stanley R. Day, Jr., is our President, Chief Executive Officer and Chairman of the Board. On September 30, 2008, we completed a recapitalization transaction in which Trilantic and its co-investors purchased a $234.8 million equity interest in SRAM.

Our products

We produce a number of different types of components for road bikes, mountain bikes and pavement bikes, including drivetrain systems, suspension, brakes, internal gear hubs and wheelsets. The diagram below provides an overview of where our products appear on bikes.

We sell all of our major components in both the OEM and aftermarket channels. In 2010, the road, mountain and pavement product lines represented 26%, 62% and 12% of our net sales, respectively; in 2009, the road, mountain and pavement product lines represented 21%, 64% and 14% of our net sales, respectively; and in 2008, the road, mountain and pavement product lines represented 18%, 62% and 20% of our net sales, respectively. Price points depend on the component and can vary significantly between product line and technology. For example, wheelsets for road bikes can range from $750 (MSRP) for a pair of SRAM S30 Aluminum Clinchers to $2,950 (MSRP) for a pair of Zipp 808 Clinchers, while a SRAM derailleur on a road bike can range between $72 (MSRP) for a SRAM Apex Rear Derailleur to $320 (MSRP) for SRAM Red Rear Derailleur. The various types of components we produce for our three product lines are described below.

Drivetrain systems.    Our drivetrain systems for mountain and pavement bikes include front and rear derailleurs, shifters, cassettes, chains, cranksets and bottom brackets. Our drivetrain products are marketed under the SRAM and Truvativ brands.

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Derailleurs.    We offer a full range of front and rear derailleurs for use on mountain bikes and pavement bikes under the SRAM brand. We believe our SRAM XX derailleur, with its precise shifting technology and light weight, is one of the leading mountain bike derailleurs in the market.

•

Shifters.    We offer a full-line of both trigger and twist shifters for mountain bikes and pavement bikes under the SRAM brand. Our ZeroLoss SRAM XO trigger is the first trigger shifter to offer a fully adjustable pull lever and clamp position.

•	Cassettes/chains/cranksets/bottom brackets. We offer cassettes and chains under the SRAM brand and we offer cranksets and bottom brackets under the SRAM and Truvativ brands.

Suspension.    Our suspension products include front and rear suspension and are marketed under the RockShox brand. We design the majority of our suspension products for mountain bikes given the off-road use of such bikes. We expanded into the suspension market with our acquisition of RockShox in 2002. Our suspension products utilize technology aimed at decreasing weight and increasing rigidity while providing shock absorption on rough terrain.

Brakes.    Our brake products include hydraulic disc, mechanical disc and mechanical rim brakes, as well as brake levers and accessories. Our brake products are primarily used on mountain bikes and performance-oriented pavement bikes. We entered the performance brake market with our acquisition of Avid in 2004 and continue to market our brake products under the Avid brand. We have been able to differentiate our product offering and increase sales of our brake products through the use of advanced materials, such as carbon fiber and titanium, which yield increased performance and decreased weight, as well as technological advancements in aesthetic and physical design.

Internal gear.    Our internal gear products are used on pavement bikes and are marketed under the SRAM brand. We initially entered the internal gear hub market in 1997 with the acquisition of the bicycle components division of Mannesmann Sachs. Popular in Europe, internal gear hubs are an alternative to the derailleur technology found on most bikes sold in the United States. We believe our i-Motion 3 and Automatix internal gear hubs represent the current technology in internal gear hubs. Additional products related to internal gear hubs include shifters, brakes and dynamos.

Wheelsets.    Our wheelsets are used in road and pavement bikes, and we plan to introduce wheelsets for mountain bikes in 2012. We entered the wheelset market in 2007 through our acquisition of Compositech, Inc. (Zipp). We now market our high-end wheelsets under the Zipp brand, which are sold primarily through the aftermarket channel. Since acquiring Zipp in 2007, we have leveraged the acquired expertise in wheelset design and development to introduce SRAM branded wheelsets in both the OEM and aftermarket channels.

Road products.    Developed internally and originally introduced in 2006, our road products include drivetrain systems and brake components for racing-style bikes. Our road products have lightweight, efficient designs and utilize advanced materials. The highlight of our road products is the innovative DoubleTap shifting technology. DoubleTap’s single-lever design handles up-shifts and downshifts in one short, sweeping motion, providing superior engagement to traditional two-lever shifting systems. We market our road products under the SRAM, Truvativ and Zipp brands. Our SRAM road products include the SRAM Red road system, which is one of the leading premium products in the market and is used by a number of top professional cycling teams.

Product development

Our products, while appearing simple, require a significant breadth and depth of technical knowledge to be designed successfully. This technical complexity requires that we hire and train engineers who are competent in a wide variety of engineering disciplines. As of December 31, 2010, we had over 280 employees around the world dedicated to product development. Our product development teams work in seven different locations in three countries with design, testing and communication tools. Our product development teams interact with bike brand product managers throughout the product development process. Our engineers come from a variety of cultures and many are avid cyclists. We believe the size and geographic and cultural diversity of our product development teams differentiates us from our competitors. We currently have approximately 70 ongoing product development projects, which we believe exceeds those of most of our competitors. For our 2011 model year, our product development projects led to the launch of 49 new products (to date) and 30 and 25 new products in the 2010 and 2009 model years, respectively. In the last three years, our product development expenses were $37.2 million in 2010, $27.8 million in 2009 and $46.5 million in 2008. We believe the cumulative knowledge and development expertise built through years of our product development investment gives us an edge over our competitors. Despite the recent economic downturn, we continued to invest in product development consistent with historical levels, and we continue to emphasize product development as a key aspect of our strategy.

Distribution, marketing and sales

In the OEM channel, we believe purchasing decisions by bike brand product managers at bicycle companies are influenced by their personal evaluation of component performance, independent bicycle retailer feedback, magazine and web editorial, competing products and price. Our sales force in the OEM channel includes 22 account managers located around the world who interact directly with these bike brand product managers through product consultations, customer ride camps, trade shows, custom products and other direct marketing efforts. We believe this is an important differentiating factor as we believe the bike brand product managers who make product specification decisions respect a sales representative who can test-ride a prospective product with them under demanding and competitive conditions. This is especially important with respect to high-end products where performance is key. Our product development employees also participate in this process.

In the aftermarket channel, our marketing strategy focuses on the independent bicycle retailers who sell our aftermarket products and drive demand at the distributor level. The independent bicycle retailers promote products based on product attributes, brand excitement, availability, retailer or peer recommendations and magazine and web editorials. We have over 30 independent field sales representatives who interact with U.S. independent bicycle retailers. These representatives market the entire range of our products and provide a direct interface with the independent bicycle retailers. We also have various dealer excitement programs and other training programs, such as SRAM Technical University, aimed at educating, engaging and inspiring retailers. In addition, we maintain relationships with key distributors around the world who distribute our products to retailers.

Beyond the product managers at bicycle companies and retailers, we market directly to alpha enthusiasts, including amateur racers and triathletes. Alpha enthusiasts conduct their own research prior to going to the independent bicycle retailers and typically purchase the highest performance components. As opinion leaders in their cycling communities, alpha enthusiasts also influence the purchasing decisions of others. We reach the alpha enthusiast through media editorial support, race team and individual cyclist sponsorships, participation at cycling events and the endorsement of the leading bicycle retailers. We currently sponsor over 15 professional teams and over 40 individuals in competitive cycling, which creates an affiliation with grass roots, expert and professional cyclists.

Intellectual property

Intellectual property is an important aspect of our business. We have been issued over 550 patents and have obtained an average of over 50 new patents per year since 2002. Our principal intellectual property also includes our trademarks. We have over 350 registered trademarks, including U.S. and international protection for our five core brands: SRAM, RockShox, Zipp, Avid and Truvativ. Our practice is to seek protection for our intellectual property as appropriate, including by means of patent, trademark and trade secret protection. Although our intellectual property is important to our business operations and in the aggregate constitutes a valuable asset, we do not believe that any single patent, trademark or trade secret is critical to the success of our business as a whole.

Raw materials and suppliers

Our primary raw materials are steel, aluminum, carbon fiber and plastic. We dual or multi source the majority of our raw materials and we leverage our dual or multi source relationships to help manage these raw material costs. We may experience temporary shortages of certain materials due to weather, natural disasters or other factors, including disruptions in supply caused by material transportation, labor disputes or production delays. Such shortages have not previously had, and are not expected in the future to have, a material adverse effect on our operations.

Our community commitment

We are also focused on social responsibility and are actively involved in several bike-related organizations. We believe our efforts in this area strengthen consumers’ views of our brands. In 2008, we established SRAM Cycling Advocacy Fund, LLC, which we capitalized with $10 million. This fund has supported advocacy in the United States, Europe and Asia on issues affecting cycling infrastructure and the bicycle industry. Leading industry associations, such as Bikes Belong, have received support from the fund for industry-related programs. Since inception, approximately $3.0 million has been distributed to not-for-profit organizations from this fund. Prior to and in connection with this offering, we intend to liquidate SRAM Cycling Advocacy Fund, LLC and donate its assets to a newly-formed non-profit entity, SRAM Cycling Foundation, NFP. While we intend to continue to support non-charitable advocacy organizations that have received grants from the fund, SRAM Cycling Foundation, NFP will be dedicated to making grants exclusively to charitable organizations that promote safe cycling and the public health and environmental benefits of cycling.

Competition

We operate in highly competitive markets. Based on publicly-filed information for some of our competitors and management estimates, we are the second largest supplier of bicycle components, measured in net sales, with Shimano Inc. being the largest. Competition in the independent bicycle retailer market is principally based on product design, innovation, customer service, manufacturing and distribution capabilities, product quality and price. In the OEM and aftermarket channels, we compete primarily against branded components. Branded components are recognized by consumers and come with service support and warranty support that extend throughout the OEM and aftermarket channels. Alternatively, low-cost components typically enter the market several years behind branded component manufactures for a particular technology. In addition, we believe that we successfully compete by offering superior technology and customer service to consumers and by offering large scale manufacturing and distribution capabilities and a full-line of mid to high-end components to bicycle companies.

Our principal branded competitors include Shimano Inc. (the only other mid to high-end full-line component supplier) and Campagnolo S.r.l, Compass Group Diversified Holdings LLC (Fox brand), DT Swiss AG and Amer Sports Corporation (Mavic brand), each of which is a primary competitor of one or two of our product types. Due to the patent landscape, product scale issues and product development cycle requirements, most component suppliers concentrate on a limited number of components. Therefore, we have different primary competitors for our different types of products and there is limited competition by individual competitors for our full-line of mid to high-end components.

Customers

In the OEM channel, we consider our customers to be the bicycle companies who select our products for use on specific bikes, although the actual purchases of our components are made by OEM bicycle factories who assemble bikes in accordance with the specifications of the bicycle companies. Many bicycle companies have several bike brands. Our revenue is diversified among our customers, with no bicycle company representing 10% or more of our total net sales for the year ended December 31, 2010. We have relationships with almost all major bicycle companies.

In the aftermarket channel, we sell the majority of our products to bicycle distributors who then sell our products to independent bicycle retailers. We also sell some products directly to independent bicycle retailers in the United States. We focus most of our marketing efforts on the retailers, since the retailers drive demand at the distributor level. Our revenue is diversified among our bicycle distributors and independent bicycle retailers, with no distributor or retailer representing more than 4.5% of our total net sales for the year ended December 31, 2010. We have relationships with over 90 bicycle distributors.

Insurance and risk management

We purchase insurance to cover standard risks in our industry, including policies to cover general and products liability, workers compensation, and other casualty and property risks. Our insurance rates are based on our safety record as well as trends in the insurance industry.

We face an inherent risk of exposure to product liability claims in the event that, among other things, the use of our products results in injury. With respect to product liability coverage, we carry insurance coverage typical of our industry and product lines. We believe we have obtained a prudent amount of insurance for the insurable risks associated with our business. We do not currently hold patent infringement insurance.

Employees

We have approximately 2,200 full-time employees. We do not have unionized employees in any of our facilities, other than our European facilities, with unionized employees representing less than 10% of our total employees. We have never experienced a material company-related work stoppage or a material disruption to our business for employee matters. We consider our relationships with our employees to be good.

Properties

We maintain fifteen facilities located around the world, seven of which have manufacturing capabilities. The following table lists our fifteen facilities:

Facility Location	Function	Leased/Owned

Chicago, Illinois, United States	Global headquarters and product development (OEM and aftermarket)	Leased
Colorado Springs, Colorado, United States	Product development (OEM and aftermarket)	Leased
Coimbra, Portugal	Manufacturing (OEM and aftermarket)	Owned
Dali City, Taichung County, Taiwan	Manufacturing (OEM and aftermarket)	Leased(1)
Francin, France	Sales and customer service (OEM and aftermarket)	Leased
Melbourne, Australia	Sales and customer service (OEM and aftermarket)	Leased
Shunde, China	Manufacturing (OEM and aftermarket)	Leased
Nijkerk, Netherlands	European sales and marketing (OEM and aftermarket)	Leased
San Luis Obispo, California, United States	Product development (OEM and aftermarket)	Leased
Schweinfurt, Germany	Manufacturing, product development and customer service (OEM and aftermarket)	Leased(2)
Shen Kang, Taichung County Taiwan	Manufacturing, sales, finance and administration (OEM and aftermarket)	Leased(3)
Spearfish, South Dakota, United States	Manufacturing and product development (aftermarket)	Leased
Indianapolis, Indiana, United States	Manufacturing, product development, sales and customer service (OEM and aftermarket)	Owned
Taichung, Taiwan	Product development (OEM and aftermarket)	Leased
Waterford, Ireland	Finance and administration (OEM and aftermarket)	Leased

(1)	Facility is comprised of nine separate lease agreements.

(2)	Facility is comprised of 3 separate lease agreements.

(3)	Facility is comprised of 24 separate lease agreements.

Manufacturing and backlog

We manufacture and complete the final assembly on approximately 85% of the products we sell. The remaining 15% of our products are manufactured and assembled by seven different vendors located in Taiwan and China. We have no material or long-term agreements with any of these suppliers. By manufacturing our own products, we are able to significantly improve quality control, quickly respond to feedback on our designs and maintain strong relationships with the bicycle companies. Many of our manufacturing facilities are located in close proximity to bicycle factories, which enables us to provide short lead times from those facilities.

If necessary, we are able to increase capacity by increasing the number of shifts at our manufacturing facilities, expanding existing facilities, or sourcing additional components from suppliers. As an example, we recently expanded capabilities at our Taiwan manufacturing facility by adding a new in-house anodizing line and adding extensive CNC machining capability.

Our production forecast is based on estimated future demand, but production generally does not occur until the receipt of customer orders. As a result, we do not carry significant inventory and we have flexibility to respond to subsequent changes in demand by adjusting production throughout the year. In addition, since orders generally do not extend beyond 30 days and we generally meet all order requirements, backlog volume is not significant to our business.

Seasonality

Generally, our net sales and operating results have not been particularly seasonal due, in part, to the expansion of our product offering and aftermarket presence in recent years. However, our third and fourth quarter sales are slightly higher than our first and second quarter sales. We believe this is a result of sales of bicycle components generally following production of bike models, and the fact that bicycle companies typically transition their model year during the second quarter. Therefore, bike production is slightly lower during first and second quarters.

Financial Information about segments and geographical information

For information regarding our reportable business segments and geographical information, see note 13 to our historical audited financial statements included elsewhere in this prospectus.

Environmental

Our operations, facilities and properties are subject to a variety of foreign, federal, state and local laws and regulations relating to health, safety and the protection of the environment. Failure to comply with such laws and regulations can result in significant fines, penalties, costs, liabilities or restrictions on operations that could negatively affect our operations or financial condition. From time to time we have been involved in administrative or legal proceedings relating to environmental, health or safety matters and have in the past incurred expenditures relating to such matters.

We believe that our operations are in substantial compliance with applicable environmental laws and regulations. Our compliance with such laws and regulations has not had, nor is it expected to have, a material impact on our capital expenditures, earnings or competitive position. Additional environmental issues relating to presently known or unknown matters could give rise to currently unanticipated investigation, assessment or expenditures. In addition, future events, such as changes in existing laws and regulations or their interpretation could give rise to additional compliance costs, capital expenditures or liabilities. Compliance with more stringent laws or regulations as well as different interpretations of existing laws, more vigorous enforcement by regulators or unanticipated events could require additional expenditures that may materially affect our business, financial condition or results of operations.

Our manufacturing operations involve the handling of materials and wastes, some of which are or may be regulated as hazardous substances. We could be subject to requirements related to the remediation of, or the liability for, substances that have been or are released to the environment at properties currently or formerly owned or operated by us, at or from adjacent properties, or at properties to which we send substances for treatment or disposal. Such remediation requirements and liability may be imposed without regard to fault and damage from releases can be substantial.

Government regulation

We are subject to numerous federal, foreign, state and local government laws and regulations, including laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions, hiring and firing, non-discrimination for disabilities and other individual characteristics, work permits and benefit offerings. We believe that our business is conducted in substantial compliance with applicable laws and regulations.

Legal proceedings

We are currently and in the future may continue to be subject to litigation incidental to our business, including patent infringement litigation and product liability claims, as well as other litigation of a non-material nature in the ordinary course of business. We believe that the outcome of any existing litigation, either individually or in the aggregate, will not have a material impact on our business, or financial condition.

Management

The following table provides information regarding our executive officers and directors as of July 15, 2011. Other than Thomas E. Bergmann and Michael A. Smith, who were appointed on July 15, 2011, each director and executive officer became a director or executive officer of SRAM International Corporation on April 29, 2011.

Name	Age	Position(s)

Stanley R. Day, Jr.	52	President, Chief Executive Officer and Chairman of the Board
Michael R. Herr	43	Chief Financial Officer
Jeffrey M. Shupe	47	Chief Operating Officer
Frederick K. W. Day	51	Executive Vice President and Director
Gidon Cohen	53	Director
Jack Smith	63	Director
Charles C. Moore	45	Director
Thomas E. Bergmann	45	Director
Michael A. Smith	56	Director

Executive officers and directors

Stanley R. Day, Jr. is our founder. He has served as our Chief Executive Officer since February 2007 and as Chairman of our board of directors and President since 1987. Prior to founding SRAM, Mr. Day was a marketing manager at Molex Company for the Personal Computer and Telecom industries. At the time, Molex was a leading supplier of electrical connectors to the Automotive, White Goods, and Data Products industries. In addition, Mr. Day currently serves on the board of World Bicycle Relief, a not-for-profit organization. Mr. Day holds a B.S. in Management from Tulane University and a Masters in Management from the Kellogg Graduate School of Management of Northwestern University. Mr. Day is a brother of Mr. Frederick K. W. Day, who is our Executive Vice President and a member of our board of directors.

We believe Mr. Day’s qualifications to serve on our board of directors include his extensive knowledge of our company and the bicycle component industry and the accumulated experience from his years of leadership at our company.

Michael R. Herr has served as our Chief Financial Officer since 1999. Prior to becoming Chief Financial Officer, Mr. Herr held a variety of accounting positions at SRAM since joining us in 1994. Prior to joining us, Mr. Herr worked as an accountant at GE Capital and in public accounting for Crowe Chizek and Company. Mr. Herr, a C.P.A., holds a B.S. in Accounting from the University of Dayton and an M.B.A. from DePaul University.

Jeffrey M. Shupe has served as our Chief Operating Officer since 2007. Mr. Shupe is one of our co-founders. Prior to serving as Chief Operating Officer, Mr. Shupe was our Vice President of Asian Operations from 2001 to 2007 and our Vice President of Manufacturing from 1997 to 2001. From 1987 to 1997, Mr. Shupe was our Director of Manufacturing. As our Director of Manufacturing, Mr. Shupe’s responsibilities included establishing our factories in Chicago, Ireland and Mexico. Mr. Shupe holds a B.S. in Electrical Engineering from Notre Dame University.

Frederick K. W. Day has served as our Executive Vice President since 2006 and has been a member of our board of directors since 1987. Mr. Day has worked at SRAM since 1987, during which time he has served in various roles, including Director of Aftermarket Sales, Director of European Operations, Research and Development, Vice President of Product Management and Vice President of Product Development. Mr. Day is

also the President of World Bicycle Relief. In addition, Mr. Day currently serves on the Board of Trustees of South Kent School and Rock Island Company. Mr. Frederick K. W. Day is a brother of Mr. Stanley R. Day Jr., who is our President and Chief Executive Officer, and Chairman of the Board.

We believe Mr. Day’s qualifications to serve on our board of directors include his knowledge of our company, his executive management experience and his extensive knowledge of the bicycle component industry.

Gidon Cohen has been a member of our board of directors since 2003. Mr. Cohen is President and Chief Executive Officer of Highland Capital LLC, a private equity company he founded in 2000. Prior to forming Highland Capital, Mr. Cohen was an investment banker for 18 years. In addition, Mr. Cohen served on the Board of Pharmedium Healthcare Corporation from 2003 to 2007 and currently serves on the Board of Blue Star Lubrication Technology, LLC. Mr. Cohen holds a Master of Management from Northwestern University’s J.L. Kellogg Graduate School of Management and a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa.

We believe Mr. Cohen’s qualifications to serve on our board of directors include his mergers and acquisitions, restructuring, and general corporate finance experience and his experience with private and public offerings of equity and debt.

Jack Smith has been a member of our board of directors since 2004. Mr. Smith is Chairman, Director and co-owner of Silversmith Inc., a producer of natural gas well metering and automated data reporting systems. Mr. Smith co-founded Silversmith Inc. in 2003. Prior to Silversmith, Mr. Smith was President and Chief Executive Officer of Holland Neway International, a producer of commercial vehicle suspensions and brake systems. Mr. Smith serves on the Board of Beacon Power Corp, Bissell Corporation and Weasler Engineering. He is a Trustee of Grand Valley State University Foundation. Mr. Smith is also a member of the Executive Council of American Securities. Mr. Smith received a Bachelor of Science and Masters Degree in Mechanical Engineering and a Masters Degree in Business Administration from the University of Michigan.

We believe Mr. Smith’s qualifications to serve on our board of directors include his entrepreneurial background, manufacturing and engineering experience and leadership.

Charles C. Moore has been a member of our board of directors since 2008. Mr. Moore is a Partner of Trilantic Capital Partners, a middle market private equity firm. Prior to joining Trilantic Capital Partners in 2008, Mr. Moore worked at The Carlyle Group from 2005 to 2008, where he was a Managing Director in the firm’s middle market buyout and growth equity fund. Prior to joining Carlyle, Mr. Moore was a Managing Director of Perseus LLC, a private equity firm. Earlier in his career, Mr. Moore practiced law at Williams & Connolly LLP, clerked at the U.S. Supreme Court, and worked in strategy consulting at McKinsey & Co. and Mercer Management Consulting. Mr. Moore serves on the Board of Fortitech, Inc. and is a member of the Board of Visitors of Stanford Law School. Mr. Moore previously served on the Board of RMI, Inc., Apollo Global, Inc., Command Information, Inc., Comark Building Systems, Inc., Workflow Management, Inc. and Acirca, Inc. Mr. Moore holds an A.B. from Princeton University, an M.St. from Oxford University, and a J.D. from Stanford Law School.

We believe Mr. Moore’s qualifications to serve on our board of directors include his expertise in the consumer sector, his knowledge of our company and his prior board experiences.

Thomas E. Bergmann has been a member of our board of directors since July, 2011. Mr. Bergmann has been the Chief Financial Officer of Amsted Industries Incorporated, a diversified manufacturer of industrial components primarily serving the railroad, vehicular and construction and building markets, since 2009. Prior to joining Amsted, Mr. Bergmann was the Chief Financial Officer of Harley-Davidson, Inc. from 2006 through 2009. Mr. Bergmann served as Chief Financial Officer and Interim Chief Executive Officer for USF Corporation

during 2004 and 2005. Mr. Bergmann holds a Bachelor of Arts from the University of St. Thomas and a Masters in Management from the Kellogg Graduate School of Management of Northwestern University.

We believe Mr. Bergmann’s qualifications to serve on our board of directors include his extensive financial expertise and leadership skills gained from serving as the Chief Financial Officer of large and complex public companies, as well as his experience in the manufacturing and component industries.

Michael A. Smith has been a member of our board of directors since July, 2011. Mr. Smith has been the Chairman and Chief Executive Officer of FireVision LLC, a private investment firm, since 2000. Prior to joining FireVision, Mr. Smith was the Senior Managing Director and Manager, Investment Banking, M&A, at the BA Partners unit of Bank of America (and its successor entities). Mr. Smith also currently serves on the boards of Zebra Technologies Corporation, a public company and Blue Star Lubrication Technologies, LLC, a private company. He is also a member of the audit, compensation and nominating committees of Zebra Technologies. Mr. Smith holds a Bachelor of Arts from the University of Wisconsin (Madison) and an M.B.A. (finance) from the University of Chicago Booth School of Business.

We believe Mr. Smith’s qualifications to serve on our board of directors include his leadership skills, over 25 years of service on other public boards and his financial expertise, which includes extensive experience with debt and equity securities issuances, restructurings, company valuations and mergers and acquisitions.

Other than the relationship of Mr. Stanley R. Day Jr. and Mr. Frederick K. W. Day as described above, there are no family relationships among any of our directors or executive officers. Each executive officer is elected or appointed by, and serves at the discretion of, our board of directors.

Board composition following this offering

Effective upon the consummation of this offering, our board of directors will be authorized to have seven members. Upon the consummation of this offering, our board of directors will consist of Messrs. S. Day, Jr., F. Day, Bergmann, Cohen, Moore, J. Smith and M. Smith.

The Day family as a group, owns more than 50% of our outstanding voting securities and we are therefore considered a “controlled company” within the meaning of the Nasdaq rules. Following the consummation of this offering, we expect to remain a “controlled company” and we intend to rely upon the “controlled company” exception to the board of directors and committee independence requirements under the Nasdaq rules. Pursuant to this exception, we will be exempt from the rules that would otherwise require that our board of directors be comprised of a majority of independent directors and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee. Our board of directors has undertaken a review of the independence of each director and considered whether any director has a maternal relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result, our board of directors has determined Messrs. Bergmann, Cohen, Moore, M. Smith and J. Smith are “independent directors” as defined under the applicable rules and regulations of the SEC and the Nasdaq Stock Market.

Leadership structure

Our board of directors believes that Mr. Stanley R. Day Jr.’s service as both Chairman of the Board and Chief Executive Officer is in the best interests of our company and our stockholders. Mr. Day possesses detailed and in-depth knowledge of the issues, opportunities and challenges we face, and we believe he is the person best positioned to develop agendas that ensure that our board of directors’ time and attention is focused on the most critical matters. While we do not currently intend to separate these positions, a change in leadership structure would be made if our board of directors determines it is in the best long-term interests of our stockholders.

Board committees

Our board of directors will have the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

Our audit committee will oversee our corporate accounting, financial reporting and internal controls process. Among other matters, the audit committee will evaluate the independent auditors’ qualifications, independence and performance, determine the engagement of the independent auditors, review and approve the scope of our annual audit and audit fee, discuss with management and the independent auditors the results of our annual audit and the review of our quarterly consolidated financial statements, approve the retention of the independent auditors to perform any proposed permissible non-audit services, monitor the rotation of partners of the independent auditors on the engagement team as required by law, review our critical accounting policies and estimates, oversee our internal audit function and annually review the audit committee charter and the committee’s performance. The members of our audit committee will be Messrs. Bergmann, Cohen and Moore, with Mr. Bergmann serving as the chair of the committee. Messrs. Bergmann, Cohen and Moore meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq. Our board has determined that Mr. Bergmann is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the Nasdaq. Our audit committee will consist of at least one member that is independent upon the effectiveness of our registration statement of which this prospectus forms a part, a majority of members that are independent within ninety days thereafter and all members that are independent within one year thereafter. Our board of directors has affirmatively determined that each of Messrs. Bergmann, Cohen and Moore meets the definition of “independent director” as defined under the applicable rules and regulations of the SEC and the Nasdaq listing rules. The audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the Nasdaq.

In 2010, the members of the audit committee of SRAM Holdings, LLC were Stanley R. Day, Jr., Charles C. Moore and Gidon Cohen.

Compensation committee

Our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees. The compensation committee will review and set the compensation of our Chief Executive Officer and other executive officers relative to their execution of the corporate plan and achievement of targeted financial results. The compensation committee will also consider recommendations of our Chief Executive Officer with respect to the compensation of other executive officers. Our Chief Executive Officer will evaluate each other executive officer’s overall performance and contributions to us at the end of each year and report to the compensation committee his recommendations as to the other executive officers’ compensation. The compensation committee will also administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The members of our compensation committee will be Messrs. S. Day, Jr., J. Smith and M. Smith, with Mr. J. Smith serving as the chair of the committee.

As a “controlled company,” we will qualify for, and intend to rely on, exemptions from the Nasdaq corporate governance requirements that require such committee to be composed entirely of independent directors.

Notwithstanding our intended reliance on the controlled company exemption, our board of directors has affirmatively determined that each of Messrs. J. Smith and M. Smith meets the definition of “independent director” for purposes of the Nasdaq listing rules.

In 2010, the members of the compensation committee of SRAM Holdings, LLC were Stanley R. Day, Jr., Charles C. Moore and Charles Walker.

Nominating and corporate governance committee

The nominating and corporate governance committee will be responsible for making recommendations regarding candidates for directorships and the size and composition of our board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The nominating and corporate governance committee will be comprised of Messrs. F. Day, J. Smith and M. Smith, with Mr. M. Smith serving as the chair of the committee. Potential candidates for nomination to the board of directors will be discussed by the committee.

As a “controlled company,” we will qualify for, and intend to rely on, exemptions from the Nasdaq corporate governance requirements that require such committee to be composed entirely of independent directors. Notwithstanding our intended reliance on the controlled company exemption, our board of directors has affirmatively determined that each of Messrs. J. Smith and M. Smith meets the definition of “independent director” for purposes of the Nasdaq listing rules.

SRAM Holdings, LLC did not have a nominating and governance committee in 2010.

Code of business conduct and ethics

Our board of directors has adopted a Code of Ethics and Business Conduct. The Code of Ethics and Business Conduct is applicable to all members of the board, executive officers and employees, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Ethics and Business Conduct will be available on our website at under “Code of Ethics.” The Code of Ethics and Business Conduct addresses, among other things, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the Code of Ethics and Business Conduct is to deter wrongdoing and to promote, among other things, honest and ethical conduct and to ensure to the greatest possible extent that our business is conducted in a legal and ethical manner. We intend to promptly disclose (1) the nature of any amendment to our code of ethics that applies to our directors, executive officers or other principal financial officers and (2) the nature of any waiver, including an implicit waiver, from a provision of our code of ethics that is granted to a director, executive officer or other principal financial officer, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

Compensation committee interlocks and insider participation

Mr. Stanley R. Day Jr. will serve on our compensation committee and served on the compensation committee of SRAM Holdings, LLC during the last completed fiscal year. No executive officer currently serves, or has served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. See “Certain relationships and related person transactions” for information with respect to transactions with Mr. Stanley R. Day, Jr.

Executive compensation

Compensation discussion and analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2010 should be read together with the compensation tables and related disclosures set forth below. This discussion is based on our current plans, considerations and expectations regarding our compensation programs. Compensation policies that we adopt in the future may differ materially from the policies summarized in this discussion.

The following individuals were our “named executive officers” for 2010:

•	Stanley R. Day Jr., Chief Executive Officer, or CEO;

•	Michael R. Herr, Chief Financial Officer, or CFO;

•	Jeffrey M. Shupe, Chief Operating Officer, or COO;

•	Frederick K. W. Day, Executive Vice President.

Overview of compensation objectives

We recognize that our success is in large part dependent on our ability to attract and retain talented employees. We endeavor to create and maintain compensation programs based on performance, teamwork, rapid progress, democratic principles and to align the interests of our employees and equity holders. As such, we have designed our compensation program to achieve the following objectives:

•	attract and retain highly-talented, experienced employees in our industry;

•	motivate and reward employees whose knowledge, skills and performance contribute to our success;

•	align compensation with our business and financial objectives; and

•	offer total compensation that is competitive and fair.

To meet these objectives, the principle components of compensation in 2010 consisted of base salary and annual cash incentive awards for all employees. Additionally, each of our named executive officers holds equity, either as a founder or through equity incentive units granted at the time of the 2008 recapitalization, or both. Other than the equity compensation, our compensation programs are applied equally to each employee of the company, varying only in the amount of compensation received. Each component of compensation is designed to have a role in meeting the objectives above by rewarding and motivating for both short-term (annual salary and incentives) and long-term performance (equity ownership). We intend to continue to set our compensation policies with the goal of achieving the same compensation objectives identified above and to ensure that total compensation reflects our overall success.

Compensation setting process

Historically, the compensation of our named executive officers has been largely determined on an individual basis and was principally based on paying them a total compensation package that was both competitive at the time they were hired and competitive based on the salaries paid to other executives in the manufacturing sector per our analysis of general salary surveys and market data. Each year our CEO reviews with the compensation committee the performance of each named executive officer (other than himself) and, based on this review and our CEO’s and compensation committee’s understanding of current market conditions, sets the executive compensation package for the named executive officers for the coming year. Our compensation committee reviews our CEO’s compensation each year and sets his compensation package based on its understanding of current market conditions and his performance.

We have not historically engaged compensation consultants to assist our compensation committee with compensation policies, nor have we benchmarked our compensation policies against a peer group. For determining competitive salaries and compensation for 2010, the Company obtained from Salary.com a general survey of salaries and total cash compensation for executive positions at companies with revenues between $200-500 million in the manufacturing sector. This survey contained aggregated data for companies within the specified criteria and did not contain any company-specific data. For each position, the compensation committee reviewed the 25th, 50th and 75th percentile for base and total cash compensation from the survey data, and how the named executive officer’s salary compared. For example, the materials presented to the compensation committee showed that the base salaries for each of our named executive officers was within the 50th percentile range (with Mr. Frederick K. W. Day’s being at the upper end of the range and Messrs. Herr and Stanley Day’s being at the lower end of the range). The survey showed that the total cash compensation for our NEOs, other than Frederick K. W. Day, for 2010 was solidly within the middle of the 25th percentile range. Mr. Day’s total cash compensation was between the 50th and 75th percentiles. Based on this information, the compensation committee determined in its discretion whether the executive’s compensation was at or below what it considered to be market for the position. Based on this information, the individual’s past performance and any increases in responsibilities and duties, the compensation committee increased salaries as it deemed appropriate to bring them in line with what it considered to be market for the position, resulting in the 2010 base salaries listed on the chart under “—Compensation discussion and analysis—Annual bonus”. The compensation committee did not benchmark to any particular percentile level or against any particular company. In addition, management and the compensation committee engaged Towers Watson in 2011 to perform due diligence with respect to certain aspects of our executive compensation program in anticipation of this offering.

Elements of compensation

For 2010, the principal components of executive compensation consisted of base salary and annual cash incentive awards. Each component of compensation has a role in meeting the compensation objectives described above. The following summarizes our objectives for each of the principal components of executive compensation for 2010:

Base Salaries

•	Reward individuals’ current contributions to the company; and

•	Compensate individuals for their expected day-to-day performance.

Annual cash incentive compensation

•	Align executive compensation with annual performance;

•	Enable us to attract, retain and reward individuals who contribute to our success; and

•	Motivate individuals to enhance the value of our company.

If our corporate objectives are not achieved, a portion of the compensation for our named executive officers is not earned. In this way, our executive compensation program is directly aligned with the interests of our equity holders.

Each component of our executive compensation is discussed in more detail below.

Base salary

Base salaries are reviewed annually and are initially based on arm’s length negotiations at the time of hire and are later adjusted based on individual performance, competitiveness versus the external market, and internal merit increases. Factors that are taken into account to increase or decrease compensation include significant changes in individual job responsibilities, individual performance and/or our growth. Base salaries of our named executive officers are annually reviewed by the compensation committee, with significant input from our CEO for our other named executive officers, to determine whether an adjustment is warranted.

In early 2010, the compensation committee reviewed the base salaries of our named executive officers. The compensation committee, in consultation with our CEO (with respect to the salaries of our other named executive officers), determined that internal merit based increases were warranted for each of our named executive officers. Accordingly, Messrs. Stanley R. Day Jr., Jeffrey M. Shupe and Frederick K. W. Day received a 4% increase in base salary and Mr. Michael R. Herr received an 8% increase due to his strong individual performance and our comparison of his salary, using the general surveys and market data described previously, to the salaries of other individuals in similar positions in the manufacturing sector. By reviewing general salary surveys, the compensation committee determined that these increases were necessary in order for us to remain competitive. The actual salaries of our named executive officers as of December 31, 2009 and 2010 are set forth in the table below.

Name	2009 Base Salary	2010 Base Salary

Stanley R. Day, Jr.	426,000	443,040
Michael R. Herr	242,000	261,360
Jeffrey M. Shupe	305,000	317,200
Frederick K. W. Day	203,000	211,120

Annual Bonus

We have an Annual SRAM Bonus Pool, which is based on the achievement of pre-established company objectives for the year. Its purpose, generally, is to fund bonuses to our employees when the company achieves or exceeds its annual financial targets. However, the compensation committee retains the discretion to pay bonuses in such amounts as it may determine regardless of whether or not there is funding, or the level of funding, of the Annual SRAM Bonus Pool. For model year 2010, the two performance measures that were used for determining the amount of the Annual SRAM Bonus Pool were bonus operating income margin and bonus operating income growth. The maximum funding for the Annual SRAM Bonus Pool is a total of four months of the aggregate salaries of all employees determined based on the following matrix:

The Annual SRAM Bonus Pool is determined by the intersection of our bonus operating income margin and our bonus operating income growth financial metrics, as shown above. For 2010, a bonus operating income margin of 23.7% was used and a bonus operating income growth of 40.0% was used, resulting in a full four month funding of the Annual SRAM Bonus Pool of approximately $9.5 million. Bonus operating income is an internal metric we use to evaluate our performance which is calculated by adding back to operating income (as it appears on our financial statements) certain expenses we believe are not indicative of our operating performance. The bonus operating income for 2010 was $111.4 million. The chart below shows the add-backs that were used in calculating the bonus operating income.

Model Year 2010

Operating Income	$101,800
(in thousands)
Adjustments:
Incentive Unit Comp Expense	3,684
(Gain)/Loss on Disposal of Assets	1,267
Royalty Income	(3)
Litigation Accrual	3,350
Severance	1,476
Other	(151)

9,623

Bonus Operating Income	$111,423

Once the amount of the Annual SRAM Bonus Pool is established, then the pool is allocated to individual participants in a discretionary manner (which may result in participants receiving less or more than the exact funding level). There is no formula for setting any individual’s bonus amount or guarantee that an individual will receive a bonus just because the Annual SRAM Bonus Pool is funded. Amounts funded which are not used to pay bonuses in one year are not carried forward for use in future years. Additionally, bonuses can be paid at the discretion of the compensation committee even if the Annual SRAM Bonus Pool measures are not met and no amount is funded. As a result, the Annual SRAM Bonus Pool serves only as a guideline for awarding of bonuses. Our CEO determines in his discretion based on a pool approved by the compensation committee the amount of bonus the other named executive officers receive based on his subjective assessment of their performance and contributions during the year. The CEO’s bonus is determined by the compensation committee based on their subjective discretionary assessment of his performance and contribution for the year. During 2010, Messrs. S. Day, Jr., Herr, Shupe and F. Day earned bonuses equal to 18.4%, 40.1%, 32.7%, and 18.4% of their salaries as of year end. Messrs. S. and F. Day both received the average bonus equal to four months salary for 2010. Mr. Shupe received a higher bonus amount based on his leadership abilities and contributions to our achieving our overall corporate results. Mr. Herr also received a higher bonus due to his strong performance in connection with the completion of our debt refinancing in April 2010 and preparing our accounting group for a possible initial public offering of our shares. We believe that the ability to reward individuals in a discretionary manner, not locked into specific goals and targets, allows our executives to better respond to the fluid nature of our business. We also believe that making the funding of the Annual SRAM Bonus Pool subject to the achievement of company performance goals, motivates employees to increase their efforts on behalf of the company.

Benefits and perquisites

In line with our general democratic principles, the named executive officers are not eligible for special perquisites or other benefits that are not available to all of our employees. We offer a 401(k) plan, basic group health, disability and life insurance. In addition, all employees are entitled to a discount on purchases of our products.

The compensation committee has not found it necessary for the attraction or retention of our named executive officers to provide them with perquisites or other personal benefits except for those described above. In the future, the compensation committee, in its discretion, may revise, amend or add to any executive officer’s benefits and perquisites as it deems appropriate.

Equity compensation

Each of our named executive officers holds equity in the company in the form of Class B units, and in the case of Messrs. Herr and Shupe, through incentive units that were granted at the time of the 2008 recapitalization. The incentive units vest over a five year period beginning in model year 2009. Provided that Messrs. Herr and Shupe have not terminated their services with our company, or one of our affiliates, their incentive units will vest each year that we meet our model year EBITDA target, as defined in each incentive unit agreement. If the model year EBITDA target is not met for a particular year and the incentive units for that model year do not vest, such incentive units will be forfeited and cancelled. The model year EBITDA target for 2010 was $118 million. Because the 2010 model year actual EBITDA was approximately $123 million, both Messrs. Herr and Shupe vested in a portion of their incentive units for that model year. In addition, the vesting of any incentive units held by Messrs. Herr and Shupe may be accelerated, at the board’s discretion, upon the sale of the company or the consummation of an IPO. The board has determined that the vesting of all incentive units held by employees, including Messrs. Herr and Shupe, will accelerate upon the completion of this offering.

The incentive units are intended to provide Messrs. Herr and Shupe with long-term incentives tied to financial performance and to align their interests with our equity holders.

Due to their existing ownership positions in the Company Messrs. S. Day, Jr. and F. Day did not receive incentive units.

Change in control and severance agreements

Again, in line with our democratic principles, each of our named executive officers is an employee-at-will, meaning that his employment may be terminated at any time and for any reason. None of our named executive officers are parties to any employment, change in control or severance agreements (other than with respect to potential vesting of incentive units upon a sale of the Company) and we do not have any obligations to pay severance in the event their employment were to be terminated.

Summary compensation table

The following table summarizes the total compensation earned by each of our named executive officers for the year ended December 31, 2010.

Name	Year	Salary	Bonus	All Other Compensation(1)	Total

Stanley R. Day Jr. Chief Executive Officer	2010	$434,520	$79,875	$27	$514,422
Michael R. Herr Chief Financial Officer	2010	$251,680	$100,833	$27	$352,540
Jeffrey M. Shupe Chief Operating Officer	2010	$311,100	$101,667	$27	$412,794
Frederick K. W. Day Executive Vice President	2010	$207,060	$38,063	$27	$245,150

(1)	Reflects premiums paid on $25,000 of group term life insurance, which is available to all salaried employees.

Outstanding equity awards at December 31, 2010

The following table sets forth certain information regarding outstanding equity awards for each of our named executive officers as of December 31, 2010. We did not grant any incentive units to our named executive officers in 2010.

	Incentive Unit Awards
Name	Number of Units of That Have Not Vested	Market Value of Units That Have Not Vested(1)

Stanley R. Day, Jr.	—	—
Michael R. Herr(2)	18,652.8	$1,953,507.74
Jeffrey M. Shupe(3)	34,197.0	$3,581,451.81
Frederick K. W. Day	—	—

(1)	Determined based on a value of the incentive units equal to $104.73 per unit as of December 31, 2010.

(2)	On December 31, 2008 Mr. Herr was granted 31,088 incentive units, which vest in five installments of 6,217.6 incentive units for each model year, for model years 2009-2013; provided, that no termination event has occurred and we achieve our model year EBITDA for such model year. All unvested incentive units will fully vest upon the completion of this offering.

(3)	On December 31, 2008 Mr. Shupe was granted 56,995 incentive units, which vest in five installments of 11,399 incentive units for each model year, for model years 2009-2013; provided, that no termination event has occurred and we achieve our model year EBITDA for such model year. All unvested incentive units will fully vest upon the completion of this offering.

Equity awards vested in 2010

The following table sets forth information regarding the equity awards that vested during the year ended December 31, 2010.

	Incentive Unit Awards
Name	Number of Units of Acquired on Vesting	Value Realized on Vesting(1)

Stanley R. Day, Jr.	—	—
Michael R. Herr	6,217.6	$651,169.25
Jeffrey M. Shupe	11,399.0	$1,193,817.27
Frederick K. W. Day	—	—

(1)	Determined based on a value of the incentive units equal to $104.73 per unit as of December 31, 2010.

Change in Control

The board, in its discretion, may cause all incentive units to become fully vested upon a sale of the company. Assuming such a sale on December 31, 2010, and that the board exercised its discretion to vest the units, and using a value of the Company of $104.73 per unit the value of the acceleration of Messrs. Herr’s and Shupe’s incentive units would have been $1,953,508 and $3,581,452 respectively. None of our named executive officers is party to any employment or severance agreement and we do not have any obligations to pay severance in the event their employment is terminated.

Compensation of directors

Beginning in 2011, management and the compensation committee engaged Towers Watson to assist the compensation committee in benchmarking outside director compensation against a peer group. We expect that the compensation committee will continue to review relevant market peer group data in connection with setting the compensation we offer our outside directors to help ensure that our compensation programs are competitive and fair.

Only three of the directors of SRAM Holdings, LLC, Messrs. Walker, Cohen and Smith, have received any compensation in connection with their service on our board of directors. In 2010, Messrs. Walker and Moore were the non-employee directors on the compensation committee of SRAM Holdings, LLC; and Messrs. Cohen and Moore were the non-employee directors on the audit committee of SRAM Holdings, LLC.

In general, Messrs. Walker, Cohen and Smith are paid a quarterly director fee of $2,500; a quarterly committee fee of $750; $2,000 for attending regular board meetings of SRAM Holdings, LLC and $250 for participating in telephonic board meetings of SRAM Holdings, LLC. Only non-employee directors and those directors who are not affiliated with Trilantic are paid fees in connection with their service on the board of SRAM Holdings, LLC. Messrs. Moore and James are affiliated with Trilantic and, therefore, received no fees in 2010 for their service on the board of SRAM Holdings, LLC. The following table sets forth the compensation paid to the non-employee directors of SRAM Holdings, LLC with respect to their services as such during the year ended December 31, 2010.

Name	Fees paid in cash ($)

Charles R. Walker	21,000
Gidon Cohen	21,000
Jack Smith	21,000
Charles C. Moore	0
E. Daniel James	0

2011 Incentive Award Plan

We intend to adopt the 2011 Incentive Award Plan, or the 2011 Plan, which will be effective on the date of adoption. The principal purpose of the 2011 Plan is to attract, retain and engage selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The principal features of the 2011 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2011 Plan, which is filed as an exhibit to the registration statement.

Share Reserve

Under the 2011 Plan,              shares of our Class A common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards.

The following counting provisions will be in effect for the share reserve under the 2011 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2011 Plan;

•

to the extent shares are (i) tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2011 Plan; (ii) subject to a SAR and are not issued in connection with the stock settlement of the SAR on the exercise thereof; and (iii) purchased on the open market with cash proceeds from the exercise of options, such shares will not be available for future grants under the 2011 Plan;

•

to the extent that shares of our common stock that are subject to restricted stock awards are repurchased by us at the same price paid by the holder so that such shares are returned to us, such shares will be available for future grants under the 2011 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2011 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2011 Plan.

Administration

The compensation committee of our board of directors will administer the 2011 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The 2011 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers.

Subject to the terms and conditions of the 2011 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2011 Plan. The administrator is also authorized to establish, adopt, or revise rules relating to administration of the 2011 Plan.

Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2011 Plan. The full board of directors will administer the 2011 Plan with respect to awards to non-employee directors.

Eligibility

Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2011 Plan may be granted to individuals who are then our officers, employees or consultants. Such awards also may be granted to our directors. Only employees of our company may be granted incentive stock options, or ISOs.

Awards

The 2011 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator that does not exceed ten years.

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Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2011 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire. With respect to restricted stock with performance based vesting, dividends or dividend equivalents which are paid prior to vesting will only be paid to the extent that the performance based vesting conditions are satisfied and the share of restricted stock vests.

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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

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Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

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Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2011 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2011 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2011 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

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Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable. Dividend equivalents with respect to awards with performance based vesting that are based on dividends paid prior to the vesting of such award will be paid once the performance based vesting conditions are satisfied and the award vests.

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Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

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Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control

In the event of a change in control where the acquirer does not assume or replace awards granted under the 2011 Plan, the administrator may cause any or all of such awards to become fully exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on any or all such awards to lapse. If the acquirer does assume or replace the awards granted under the 2011 Plan and the individual’s service with us or the acquiring entity is subsequently terminated without cause within twelve months following the change in control event, all such awards will become fully vested, exercisable and payable.

Under the 2011 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of our board of directors were elected through one or more contested elections;

•

a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination, which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	our liquidation or dissolution.

Adjustments of Awards

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2011 Plan or any awards under the 2011 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2011 Plan;

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the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2011 Plan.

Option Repricing

The 2011 Plan contains a general prohibition on repricing pursuant to which shareholder approval is required to:

•	reduce the exercise price per share of any option or SAR granted under the 2011 Plan and

•	cancel any option or SAR in exchange for cash or other awards with an exercise price per share that is less than the exercise price per share of the original option or SAR price per share.

Notwithstanding the foregoing, any outstanding award may be amended to increase the price per share or to cancel and replace an award with the grant of an award that has a price per share that is greater than or equal to the price per share of the original award without receiving additional stockholder approval.

Amendment and Termination

Our board of directors or the committee (with board of director approval) may terminate, amend, suspend or modify the 2011 Plan at any time and from time to time. However, we must generally obtain stockholder approval to increase the number of shares available under the 2011 Plan (other than in connection with certain corporate events, as described above).

Expiration Date

The 2011 Plan will expire on, and no option or other award may be granted pursuant to the 2011 Plan after, the tenth anniversary of the effective date of the 2011 Plan. Any award that is outstanding on the expiration date of the 2011 Plan will remain in force according to the terms of the 2011 Plan and the applicable award agreement.

Securities Laws and U.S. Federal Income Taxes

The 2011 Plan is designed to comply with various securities and U.S. federal tax laws as follows:

Securities Laws

The 2011 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. The 2011 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code

Certain awards under the 2011 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2011 Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the Code

In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2011 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that become publicly held in an initial public offering, the 2011 Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of the 2011 Plan;

•	the issuance of all of the shares of our common stock reserved for issuance under the 2011 Plan;

•	the expiration of the 2011 Plan; or

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the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

After the transition date, rights or awards granted under the 2011 Plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, after the transition date, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2011 Plan.

Certain relationships and related person transactions

We describe below transactions and series of similar transactions, during our last three years, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Trilantic 2008 investment and recapitalization

On September 30, 2008, we effected a recapitalization in connection with the acquisition by Trilantic and its co-investors of a $234.8 million equity interest in us. Pursuant to the recapitalization, the stockholders of SRAM Corporation contributed their shares to newly formed SRAM-SP2, Inc. in exchange for shares of SRAM-SP2, Inc., and SRAM Corporation thereafter merged into SRAM, LLC, a wholly-owned subsidiary of SRAM Holdings, LLC. As part of this financing and reorganization;

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Trilantic and its co-investors purchased 3,640,000 Class A units (100% of the Class A units) of SRAM Holdings, LLC from SRAM-SP2, Inc. As of the completion of the refinancing, Trilantic and its co-investors have no remaining ownership of SRAM Holdings, LLC. As Class A unitholders, Trilantic and its co-investors were entitled to a Class A priority interest in the amount of their initial $234.8 million investment plus a 10% annual preferred return, compounded quarterly (increasing to 15% on September 30, 2014). As of June 7, 2011, the Class A priority interest consisted of their $234.8 million initial investment plus $71.4 million of accrued preferred return. The Class A holders were also entitled to participate in all distributions after the repayment of their priority interest. Additionally, the Class A holders appointed two of the seven managers of SRAM Holdings, LLC and were entitled to certain other governance rights, as described below;

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SRAM-SP2, Inc. used $224.8 million of the proceeds of the sale of Class A units to Trilantic and its co-investors to fund a repurchase of SRAM-SP2, Inc. shares held by the pre-transaction holders of the capital stock of SRAM Corporation; and

•	We entered into a $240.0 million term loan credit facility, of which $236.4 million was used to fund a special distribution to pre-transaction stockholders of SRAM-SP2, Inc.

We refer to the transactions above collectively as the 2008 recapitalization.

Credit Facilities

In connection with the 2008 recapitalization, in September 2008, we entered into a $240.0 million term loan credit facility, of which $236.4 million was used to fund a special distribution to SRAM-SP2, Inc. SRAM-SP2, Inc. distributed these funds as a special dividend of approximately $32.00 per share to its stockholders. Of the $240.0 million term loan credit facility, $1.6 million of the term loan was funded by Stanley R. Day, Jr., our President and Chief Executive Officer and $1.4 million was funded by Frederick K. W. Day, our Executive Vice President. The interest rate on the loan was 8.07%, 7.35% and 7.57% in 2008, 2009 and 2010, respectively. In 2008, 2009 and 2010, Stanley R. Day, Jr. received interest and principal payments of approximately $22,844, $356,902 and $133,315, respectively, and Frederick K. W. Day received payments of approximately $19,988, $312,290 and $116,650, respectively, for interest and principal on these loans to SRAM Holdings, LLC. In March 2010, a member of the lending syndicate purchased their portions of the loan. Certain holders of the Class A units of SRAM Holdings, LLC, including certain affiliates of our selling stockholders, were lenders in this term loan credit facility, including General Electric Capital Corporation and JP Morgan Chase Bank, N.A. Simultaneous with the term loan facility, we entered into a $110.0 million mezzanine credit facility. Certain holders of Class A units of SRAM Holdings, LLC, including certain affiliates of our selling stockholders, were lenders in the mezzanine credit facility, including JPM Mezzanine Capital, LLC, Gleacher Mezzanine Fund II, L.P. and Southern Farm Bureau Life Insurance Company.

Option Exercise and Distribution

Pursuant to the 2008 recapitalization, each U.S. resident, including Gidon Cohen, one of our directors, Frederick K. W. Day, Stanley R. Day, Jr., John W. Stroh, III, brother-in-law to Stanley R. and Frederick K. W. Day, Michael R. Herr, our Chief Financial Officer, Jeffrey M. Shupe, our Chief Operating Officer, Jack Smith, one of our directors, Charles R. Walker, a director of SRAM Holdings, LLC, Robert Perkowitz, a former director of SRAM Holdings, LLC and Jack Smith, a former director of SRAM Holdings, LLC, who held stock options to purchase shares of SRAM Corporation having a value in excess of $100,000 in the aggregate exercised such options and received shares of SRAM-SP2, Inc., and each U.S. resident who held stock options to purchase shares of SRAM Corporation having a value of less than $100,000 in the aggregate and each non-U.S. resident who held stock options to purchase shares of SRAM Corporation cancelled their options in exchange for a cash payment. Non-U.S. residents who received proceeds in excess of $100,000 were required to invest at least 25% of their net proceeds in SRAM International, Inc., a newly-formed corporation. SRAM-SP2, Inc. sold 68,161 of its Class B units in SRAM Holdings, LLC to SRAM International, Inc. for approximately $4.4 million. SRAM-SP2, Inc. distributed the proceeds of this sale as a special dividend of approximately $0.95 per share to its stockholders.

Trilantic Investment and repurchase

As described above, in the 2008 recapitalization, SRAM-SP2, Inc. sold 100% of the Class A units (3,640,000 Class A units) in SRAM Holdings, LLC to Trilantic and its co-investors for $234.8 million, which constituted a 40% minority interest in SRAM Holdings, LLC. SRAM-SP2, Inc. used $224.8 million of the sale proceeds to redeem 40% of its outstanding shares (less the number of options purchased by SRAM Corporation as described above) from certain electing stockholders. In connection with this repurchase, each of the non-Day family stockholders of SRAM-SP2, Inc. were offered the opportunity to sell up to 75% of their shares in SRAM-SP2, Inc., and the Day family stockholders agreed to sell the portion of their shares of SRAM-SP2, Inc., necessary to cause the total number of shares repurchased to equal 40% of the outstanding SRAM-SP2, Inc. shares. The repurchase price per share of SRAM-SP2, Inc. was approximately $80.79, payable in two separate installments in 2008 and 2009. Repurchase proceeds paid to Stanley R. Day, Jr. and a trust for his benefit, Frederick K. W. Day and a trust for his benefit, Lincoln W. Day (brother to Stanley R. and Frederick K. W. Day), Vivian W. Day (sister to Stanley and Frederick Day), John W. Stroh, III, Gidon Cohen and a trust for his benefit, Michael R. Herr, Jeffrey M. Shupe, Jack Smith and Charles R. Walker in 2008 and 2009 were as follows: $50,615,584 and $8,667,379, respectively; $45,604,728 and $7,809,323, respectively; $23,347,894 and $3,998,078, respectively; $13,463,466 and $2,305,476, respectively; $811,975 and $139,042, respectively; $2,050,686 and $350,494, respectively; $3,919,297 and $670,437, respectively; $8,133,573 and $1,390,657, respectively; $1,681,585 and $287,500, respectively; and $4,507,467 and $770,395, respectively.

Operating Agreement

In connection with the 2008 recapitalization, the holders of the Class A units of SRAM Holdings, LLC were granted certain governance rights, which were set forth in the amended and restated limited liability company operating agreement of SRAM Holdings, LLC and included the following:

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The holders of the Class A units were entitled to designate two of the seven managers of SRAM Holdings, LLC, and also had various approval rights with respect to certain extraordinary transactions or activities of SRAM Holdings, LLC and its subsidiaries, as well as certain liquidity rights and customary registration rights commencing between September 30, 2012 and September 30, 2013. The Class A holders were also entitled to veto certain actions in the ordinary course of business. At the time of the 2008 recapitalization, we entered into an indemnification agreement with Mr. Moore.

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The holders of the Class A units received a 10% cumulative preferred return, compounded quarterly, payable on their $234.8 million initial capital contribution and on any accrued but unpaid preferred return (with the preferred return increasing to 15% on September 30, 2014).

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The holders of the Class A units were entitled to a return of their entire $234.8 million initial capital contribution and any accrued but unpaid preferred return thereon, as compounded at the preferred return rate, before any distributions (other than mandatory tax distributions) were made to the holders of the Class B units or to the holders of any incentive units. Once the holders of the Class A units would have received a distribution equal to their entire $234.8 million initial capital contribution and any accrued but unpaid preferred return thereon, as compounded at the preferred return rate, they were also entitled to share in further distributions by SRAM Holdings, LLC.

2011 refinancing and reorganization

Refinancing

On June 7, 2011, SRAM, LLC entered into new credit facilities consisting of a first-lien term facility, a second-lien term facility and a revolving facility. The aggregate proceeds from the new credit facilities were approximately $790.0 million. The proceeds from the new credit facilities were used to repay all outstanding amounts under our prior credit facilities, which as of June 7, 2011, were $194.8 million (including accrued interest), to directly or indirectly acquire all of the equity interests in SRAM Holdings, LLC held by Trilantic and its co-investors for $575.0 million and to pay fees and expenses related to the refinancing. In connection with these transactions, SRAM Holdings, LLC amended and restated its operating agreement to combine the Class A units and the Class B units to create a single class of common units and eliminate the corporate governance and liquidity rights of the Class A unit holders. Following the refinancing, Trilantic and its co-investors have no remaining ownership of SRAM Holdings, LLC. See “The refinancing and reorganization” for additional information.

Reorganization

Immediately prior to the consummation of this offering, the existing equity holders of SRAM Holdings, LLC will enter into a reorganization pursuant to which SRAM International Corporation will acquire 100% of the equity interests of SRAM Holdings, LLC, either directly or through its wholly-owned subsidiaries, and the equity holders of SRAM Holdings, LLC will exchange their direct or indirect equity interests in SRAM Holdings, LLC for shares of common stock of SRAM International Corporation. The existing equity holders will include the Day family, SRAM management and current and former directors and employees. A portion of the shares of common stock issued to the existing equity holders will be sold in the secondary portion of this offering. SRAM Holdings, LLC will continue to hold 100% of the equity interests of our operating company, SRAM, LLC. Immediately prior to this offering, SRAM Holdings, LLC will make a $             million distribution to its existing equity holders to cover the estimated federal and state income taxes payable on their allocable shares of estimated taxable income of SRAM Holdings, LLC from January 1, 2011 through the closing date of this offering. See “The refinancing and reorganization” for additional information.

Registration rights

In connection with this offering, we intend to enter into a registration rights agreement with each member of the Day family holding shares of our common stock. The registration rights agreement will grant registration rights with respect to the shares of our Class A common stock issuable or issued upon conversion of shares of our Class B common stock. Holders of our Class A common stock who hold more than 1% of our total outstanding stock prior to the completion of this offering may also become parties to the registration rights agreement with respect to such shares. We refer to the shares covered by the registration rights agreement as registrable securities.

The registration rights agreement will provide the holders of registrable securities with customary piggyback and demand registration rights, commencing      days after the closing of this offering. Pursuant to the piggyback rights, if we register shares of our common stock, either for our own account or for the account of other securityholders, these holders will be entitled to include their shares of common stock in the registration, subject to certain exceptions and limitations. Pursuant to the demand registration rights, holders of     % of the registrable securities may demand that we file a registration statement registering their shares, including on a shelf registration statement, and that their sales of such shares be sold in an underwritten offering, subject to certain exceptions and limitations. All fees, costs and expenses of any registration covered by the registration rights agreement will be paid by us, other than underwriting discounts and commissions and certain other selling expenses, which, if applicable, will be paid by the holders of the securities being registered. The registration rights agreement will also contain customary indemnification provisions. The registration rights agreement will remain in effect for so long as there are outstanding registrable securities.

Voting trust agreement

We expect that each Day family member holding shares of our Class B common stock at the time of the closing of this offering will deposit his or her or its shares of Class B common stock into a voting trust, which shall govern the voting and transfer of the Class B common stock.

Pursuant to the trust agreement, each member of the Day family will agree to deposit his, her or its shares of Class B common stock with a trustee, and the shares will thereafter be voted by the trustee in accordance with the trust agreement. Pursuant to the trust agreement, the trustee will vote all shares held in trust on all matters presented for vote to our stockholders in accordance with the direction of the holders of a majority of the shares held in trust who vote on such matters, subject to certain exceptions. The trustee will hold office until he or she resigns, dies, becomes incapacitated, or refuses to act or is removed by the beneficiaries pursuant to the terms of the trust agreement. The initial trustee under the trust agreement will be Stanley R. Day, Jr.

Interests in the voting trust are transferable only on the books of the trustee and to permitted transferees of Class B common stock under our amended and restated certificate of incorporation. If a holder wishes to sell or otherwise transfer or dispose of any or all of his, her or its shares deposited in the trust, or whenever such holder ceases to be eligible to be a party to the trust, the trust will have the right to purchase such shares from the withdrawing holder, subject to the terms and procedures set forth in the trust agreement. If the trust does not purchase any or all of the shares, the holder may withdraw the shares that were not purchased for transfer or disposal. Otherwise, shares may only be withdrawn from the trust with the consent of the trustee and the holders. Pursuant to the terms of our amended and restated certificate of incorporation, withdrawals described in this paragraph would cause the automatic conversion of the withdrawn shares.

The trust agreement will remain in effect for 30 years, and will automatically renew for additional 30 year renewal periods thereafter, unless earlier terminated pursuant to its terms.

Policies and Procedures for related person transactions

Our board of directors intends to adopt a written related person policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Principal and selling stockholders

The following table sets forth information regarding beneficial ownership of SRAM International Corporation’s capital stock immediately prior to the consummation of this offering, giving effect to the refinancing and the reorganization, including the filing of our amended and restated certificate of incorporation, and immediately after this offering for the following:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock or Class B common stock;

•	each of our directors;

•	each of our named executive officers;

•	each of the selling stockholders; and

•	all of our executive officers and directors as a group.

Beneficial ownership according to the rules of the SEC generally means that a person possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

The information shown in the table below with respect to the percentage of shares of Class A common stock beneficially owned is based on          shares of Class A common stock outstanding prior to the offering and          shares of Class A common stock outstanding after the offering (and in each case does not assume the conversion of any outstanding shares of Class B common stock). The information shown in the table with respect to the percentage of shares of Class B common stock beneficially owned is based on          shares of Class B common stock outstanding prior to the offering and          shares of Class B common stock outstanding after the offering. The information shown in the table with respect to total common stock beneficially owned and total voting power is based on          total shares of Class A common stock and Class B common stock outstanding prior to the offering and          total shares of Class A common stock and Class B common stock outstanding after the offering.

Unless otherwise noted below, the address for each of the stockholders in the table below is c/o SRAM, 1333 North Kingsbury Street, 4th Floor, Chicago, Illinois 60622.

See “Certain relationships and related person transactions” and “Management” for information with respect to certain selling stockholders and their relationship with us.

	Beneficial ownership prior to the offering(1)							Beneficial ownership after the offering
	Class A common stock(2)		Class B common stock					Class A common stock(2)		Class B common stock
Name and address of beneficial owner	Shares	%	Shares	%	Percent of total common stock prior to offering	Percent of total voting power prior to offering(2)	Class A shares being offered	Shares	%	Shares	%	Percent of total common stock after the offering	Percent of total voting power after the offering(2)

5% stockholders, executive officers and directors:
Day family voting trust(3)
Stanley R. Day, Jr.(4)
Frederick K. W. Day(5)
Lincoln W. Day(6)
Vivian W. Day(7)
Michael R. Herr(8)
Jeffrey M. Shupe
Gidon Cohen(9)
Jack Smith
Charles C. Moore(10)
Other selling stockholders:
Charles Becker
John Cheever
John Dixon
Ted Homewood
Mike Mercuri
Michelle Miller
John Nedeau
John Stroh III(11)
Christopher Stroh Trust(12)
Elizabeth Stroh Trust(13)
Jeffrey Winterkorn
All executive officers and directors as a group (7 persons)

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)	Gives effect to the refinancing and the reorganization. Shares shown in the table above may include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock. As a result, a holder of shares of Class B common stock is deemed to beneficially own an equal number of shares of Class A Common Stock. However, to avoid overstatement of the aggregate beneficial ownership of both classes of our outstanding capital stock, the shares of Class A Common Stock listed in the table do not include shares of Class A Common Stock that may be acquired upon the conversion of outstanding shares of Class B Common Stock. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of our stockholders. The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to ten votes per share.

(3)	The trustee of the Day family voting trust is Stanley R. Day, Jr. and his address is c/o SRAM, 1333 North Kingsbury Street, 4th Floor, Chicago, Illinois 60622. As trustee, Mr. Day may be deemed to have voting power over these shares. Pursuant to the terms of the Day family voting trust agreement, the trustee will vote all shares held in trust on all matters presented for vote to our stockholders in accordance with the direction of the holders of a majority of the shares held in trust who vote on such matter, except under the limited circumstances otherwise specified in the Day family voting trust. For additional information regarding the Day family voting trust, see “Description of capital stock—Voting trust agreement.” Each party to the Day family voting trust disclaims beneficial ownership of any shares held by the Day family voting trust or any other party to the Day family voting trust for which it could be deemed to have beneficial ownership, except to the extent of such Beneficiary’s pecuniary interest in such shares.

(4)

Shares of Class B common stock to be converted into shares of Class A common stock and sold in this offering include (i)             shares beneficially owned by the Stanley R. Day Jr. Trustee U/A, dated 10/22/04 with Stanley R. Day Jr.; (ii)             shares held of record by S.R. Day Jr. and C.P. Stroh Trustees U/A dated 2/28/01 with Vivian W. Day and John W. Stroh III f/b/o Christopher R.W.D. Stroh Trust and (iii)             shares held of record by S.R. Day Jr. and C.P. Stroh Trustees U/A dated 5/15/96 with Vivian W. Day and John W. Stroh III f/b/o Elizabeth R.W.D. Stroh Trust. Stanley R. Day, Jr. is the sole trustee of the Stanley R. Day Jr., Trustee U/A dated 10/22/04 with Stanley R. Day Jr. and as such, has investment and voting power as to these shares. Mr. Day is co-trustee of S.R. Day Jr. and C.P. Stroh

Trustees U/A dated 2/28/01 with Vivian W. Day and John W. Stroh III f/b/o Christopher R.W.D. Stroh and S.R. Day Jr. and C.P. Stroh Trustees U/A dated 5/15/96 with Vivian W. Day and John W. Stroh III f/b/o Elizabeth R.W.D. Stroh Trusts and, as such, has shared investment and voting power as to these shares. Mr. Day disclaims beneficial ownership of the shares listed in (ii) and (iii), except to the extent of his pecuniary interest therein, if any. In addition,             shares of Class B common stock owned through the trusts described above will be deposited in and subject to the Day family voting trust upon consummation of this offering. Mr. Day, as trustee of the Day family voting trust, may be deemed to have beneficial ownership of all             shares of Class B common stock subject to the Day family voting trust. Mr. Day disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. For additional information regarding the Day family voting trust, see footnote 2 above.

(5)	Frederick K. W. Day is the sole trustee of the F.K.W. Day Trust U/A dated 6/9/04 and as such, has investment and voting power as to the shares of Class B common stock to be converted into shares of Class A common stock and sold in this offering. In addition, shares of Class B common stock held through this trust will be deposited in and subject to the Day family voting trust upon consummation of this offering. For additional information regarding the Day family voting trust, see footnote 2 above.

(6)	Lincoln W. Day has sole investment and voting power as to the shares of Class B common stock to be converted into shares of Class A common stock and sold in this offering. The address of Mr. Day is 30 E. 7th Street, Suite 2000, St. Paul, Minnesota 55101. In addition, shares of Class B common stock will be deposited in and subject to the Day family voting trust upon consummation of this offering. For additional information regarding the Day family voting trust, see footnote 2 above.

(7)	The shares of Class B common stock to be converted into shares of Class A common stock and sold in this offering include (i) shares beneficially owned by Vivian W. Day and (ii) shares held by Vivian W. Day’s spouse. Vivian W. Day has sole investment and voting power as to shares listed in (i). Ms. Day disclaims beneficial ownership of the shares listed in (ii), except to the extent of her pecuniary interest therein. The address of Ms. Day is 300 River Place, Suite 5000, Detroit, Michigan 48207. In addition, shares of Class B owned by Vivian Day and shares held by her spouse will be deposited in and subject to the Day family voting trust upon consummation of this offering. Ms. Day disclaims beneficial ownership of such shares of Class B common stock, except to the extent of her pecuniary interest therein. For additional information regarding the Day family voting trust, see footnote 2 above.

(8)	Includes shares of Class A common stock beneficially owned by the Michael R. Herr Trust, dated 10/26/00, as amended. Mr. Herr is the sole trustee of the Michael R. Herr Trust. Mr. Herr has sole investment and voting power as to all of these shares.

(9)	Gidon Cohen is sole trustee of the Gidon Cohen Revocable Trust dated 5/8/90 and, as such, has investment and voting power as to these shares.

(10)	Charles C. Moore is a partner of Trilantic Capital Partners. Mr. Moore was elected to our Board of Directors as a Trilantic Capital Partners designee in 2008 as part of the 2008 recapitalization. See “Certain relationships and related person transactions—Trilantic 2008 investment and recapitalization.” Following the refinancing, Mr. Moore is no longer a Trilantic designee; however, he remains a member of our Board of Directors.

(11)	The shares of Class B common stock not being sold in this offering will be deposited in and subject to the Day family voting trust upon consummation of this offering. For additional information regarding the Day family voting trust, see footnote 2 above.

(12)	S.R. Day Jr. and C.P. Stroh are co-trustees of the U/A dated 5/15/96 with Vivian W. Day and John W. Stroh III f/b/o Elizabeth R.W.D Stroh Trust and, as such Mr. Day and Mr. Stroh share investment and voting power as to the shares of Class B common stock to be converted into shares of Class A common stock and sold in this offering. In addition, shares of Class B common stock held through this trust will be deposited in and subject to the Day family voting trust upon consummation of this offering. For additional information regarding the Day family voting trust, see footnote 2 above.

(13)	S.R. Day Jr. and C.P. Stroh are co-trustees of U/A dated 2/28/01 with Vivian W. Day and John W. Stroh III f/b/o Christopher R.W.D Stroh Trust and, as such Mr. Day and Mr. Stroh share investment and voting power as to the shares of Class B common stock to be converted into shares of Class A common stock and sold in this offering. In addition, shares of Class B common stock held through this trust will be deposited in and subject to the Day family voting trust upon consummation of this offering. For additional information regarding the Day family voting trust, see footnote 2 above.

Description of capital stock

General

The following is a summary of the material rights of our capital stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation, amended and restated bylaws, the Day family voting trust agreement and the Day family registration rights agreement, which we have included as exhibits to the registration statement of which this prospectus is a part.

Our amended and restated certificate of incorporation provides that, upon the closing of this offering, we will have two classes of common stock: Class A common stock, which will have one vote per share, and Class B common stock, which will have ten votes per share. Any holder of Class B common stock may convert his or her shares at any time into shares of Class A common stock on a share-for-share basis and, under certain circumstances, the shares of Class B common stock will be automatically converted into shares of Class A common stock on a share-for-share basis. Otherwise the rights of the two classes of our common stock will be identical. The rights of these classes of our common stock are discussed in greater detail below.

After completion of this offering, our authorized capital stock will consist of              shares, each with a par value of $0.01 per share, of which:

•	shares will be designated as Class A common stock;

•	shares will be designated as Class B common stock; and

•	shares will be designated as preferred stock.

Our Class A common stock is the class of stock we are proposing to sell in our initial public offering and will be the only class of stock which is publicly traded. After completion of this offering, there will be              shares of Class A common stock outstanding and              shares of Class B common stock outstanding (assuming the underwriters do not exercise their right to purchase additional shares).

Common stock

Voting rights

Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or specified in the certificate of incorporation. Delaware law could require either our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•

If we were to seek to amend our amended and restated certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

If we were to seek to amend our amended and restated certificate of incorporation in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Dividend rights

Subject to preferences that may apply to any outstanding shares of preferred stock, holders of Class A common stock and Class B common stock will be entitled to share equally in any dividends that our board of directors may declare from time to time, unless otherwise approved by the holders of our Class A and Class B common stock voting as separate classes. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, holders of Class A common stock will receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and holders of Class B common stock will receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

Liquidation

Upon any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our corporation, holders of our Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in all our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of preferred stock, unless otherwise approved by the holders of our Class A and Class B common stock voting as separate classes.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including the following:

•	transfers between members of the Day family;

•

transfers for tax and estate planning purposes, including to trusts, corporations and partnerships controlled by a holder of Class B common stock, or transfers to certain qualified charitable foundations; and

•

transfers approved in advance by our board of directors or a majority of the independent directors on our board of directors after making a determination that the transfer is consistent with the purposes of the other types of transfers that are permitted.

All shares of Class B common stock will convert automatically into shares of Class A common stock if, on any record date for determining the stockholders entitled to vote at an annual or special meeting of stockholders, the aggregate number of shares of our Class A common stock and Class B common stock owned, directly or indirectly, by the holders of our Class B common stock is less than 10% of the aggregate number of shares of our Class A common stock and Class B common stock then outstanding.

Once converted into Class A common stock, the Class B common stock shall not be reissued except under limited circumstances as provided in our amended and restated certificate of incorporation. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Other than in connection with dividends and distributions, subdivisions or combinations, or mergers, consolidations, reorganizations or other business combinations involving stock consideration as provided for in our amended and restated certificate of incorporation, we are not authorized to issue additional shares of Class B common stock.

Preferred stock

Following this offering, our board of directors will be authorized, without any further action by our stockholders, but subject to the limitations imposed by Delaware law, to issue up to                      shares of preferred stock in one or more series. Our board of directors may fix the designations, powers, preferences and rights of the preferred stock, along with any qualifications, limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock, or rights to acquire preferred stock, could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Registration rights

In connection with this offering, we intend to enter into a registration rights agreement with each member of the Day family holding shares of our common stock. The registration rights agreement will grant registration rights with respect to the shares of our Class A common stock issuable or issued upon conversion of shares of our Class B common stock. Holders of our Class A common stock who hold more than 1% of our total outstanding stock prior to the completion of this offering may also become parties to the registration rights agreement with respect to such shares. We refer to the shares covered by the registration rights agreement as registrable securities.

The registration rights agreement will provide the holders of registrable securities with customary piggyback and demand registration rights, commencing      days after the closing of this offering. Pursuant to the piggyback rights, if we register shares of our common stock, either for our own account or for the account of other securityholders, these holders will be entitled to include their shares of common stock in the registration, subject to certain exceptions and limitations. Pursuant to the demand registration rights, these holders may, from time to time, demand that we file a registration statement registering their shares, including on a shelf registration statement, and that their sales of such shares be sold in an underwritten offering, subject to certain exceptions and limitations. All fees, costs and expenses of any registration covered by the registration rights agreement will be paid by us, other than underwriting discounts and commissions and certain other selling expenses, which, if applicable, will be paid by the holders of the securities being registered. The registration rights agreement will also contain customary indemnification provisions. The registration rights agreement will remain in effect for so long as there are outstanding registrable securities.

Anti-takeover provisions

Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws that will become effective upon completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. In particular, our dual class common stock structure will concentrate ownership of our voting stock in the hands of the Day family. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to allow management to continue making decisions for the long-term best interest of SRAM International Corporation and all of our stockholders and encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Dual class structure

Our Class B common stock is entitled to ten votes per share, while our Class A common stock is entitled to one vote per share. Our Class A common stock is the class of stock we are proposing to sell in our initial public offering and will be the only class of stock which is publicly traded. Following this offering, the Day family will

beneficially own, in the aggregate, all of our Class B common stock, representing     % of the total voting power of our outstanding common stock (or             % of the total voting power of our outstanding common stock if the underwriters exercise in full their option to purchase additional shares). As a result, the Day family will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets and any other significant transaction. Because of our dual class common stock structure, holders of our Class B common stock will continue to exert a significant degree of influence or actual control over matters requiring stockholder approval, even if they own less than 50% of the outstanding shares of our common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Certificate of incorporation and bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon completion of this offering will include the following provisions, among others:

•

holders of our Class A common stock vote together with holders of our Class B common stock on all matters, unless otherwise required by law, including the election of directors, and our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors;

•

immediately following this offering, our board of directors will consist of a single class, with each director serving a one-year term. However, if all shares of our Class B common stock are converted into Class A common stock or otherwise cease to be outstanding, our board of directors will be divided into three classes, with each class serving for a staggered three-year term;

•

vacancies on our board of directors, and any newly created director positions created by the expansion of the board of directors, may be filled only by a majority of remaining directors then in office;

•

immediately following this offering, our stockholders may act by written consent. However, if all shares of our Class B common stock are converted into Class A common stock or otherwise cease to be outstanding, actions to be taken by our stockholders will only be permitted to be effected at an annual or special meeting of our stockholders and not by written consent;

•

special meetings of our stockholders may be called by our chairman, president, chief executive officer or a majority of our board of directors. In addition, immediately following this offering, our secretary must also call a special meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting. However, if all shares of our Class B common stock are converted into Class A common stock or otherwise cease to be outstanding, our stockholders will not be permitted to call special meetings of our stockholders;

•

our amended and restated bylaws establish an advance notice procedure for stockholders to submit proposed nominations of persons for election to our board of directors and other proposals for business to be brought before an annual or special meeting of our stockholders; and

•	our board of directors may issue up to shares of preferred stock, with designations, rights and preferences as may be determined from time to time by our board of directors.

Section 203 of the Delaware General Corporation Law

Immediately following this offering, we will not be governed by Section 203 of the Delaware general corporation law. However, our amended and restated certificate of incorporation provides that we will be governed by Section 203 if all shares of our Class B common are converted into Class A common stock or otherwise cease to be outstanding. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s outstanding voting stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Voting trust agreement

We expect that each Day family member holding shares of our Class B common stock at the time of the closing of this offering will deposit his or her or its shares of Class B common stock into a voting trust, which shall govern the voting and transfer of the Class B common stock.

Pursuant to the trust agreement, each member of the Day family will agree to deposit his, her or its shares of Class B common stock with a trustee, and the shares will thereafter be voted by the voting trustee in accordance with the trust agreement. Pursuant to the voting trust agreement, the trustee will vote all shares held in trust on all matters presented for vote to our stockholders in accordance with the direction of the holders of a majority of the shares held in trust who vote on such matters, subject of to certain exceptions. The trustee will hold office until he or she resigns, dies, becomes incapacitated, or refuses to act or is removed by the beneficiaries pursuant to the terms of the trust agreement. The initial trustee under the trust agreement will be Stanley R. Day, Jr.

Interests in the voting trust are transferable only on the books of the trustee and to permitted transferees of Class B common stock under our amended and restated certificate of incorporation. If a holder wishes to sell or otherwise transfer or dispose of any or all of his, her or its shares deposited in the trust, or whenever such holder ceases to be eligible to be a party to the trust, the trust will have the right to purchase such shares from the holder, subject to the terms and procedures set forth in the trust agreement. If the trust does not purchase any or all of the shares, the holder may withdraw the shares that were not purchased for transfer or disposal. Pursuant to the terms of our amended and restated certificate of incorporation, such withdrawal would cause the automatic conversion of the withdrawn shares.

The trust agreement will remain in effect for 30 years, and will automatically renew for additional 30 year renewal periods thereafter, unless earlier terminated pursuant to its terms.

Nasdaq Stock Market listing

We have applied to have our Class A common stock approved for quotation on the Nasdaq stock market under the symbol “SRAM.”

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 17 Battery Place, 8th floor New York, NY 10004 and its telephone number is (800) 509-5586.

Description of new credit facilities

On June 7, 2011, our wholly-owned subsidiary SRAM, LLC entered into new credit facilities consisting of (i) a first-lien loan facility comprised of a term loan facility in the principal amount of $605.0 million and a revolving credit facility (which includes a letter of credit facility) in the principal amount of up to $50.0 million, which we collectively refer to as the first-lien credit facility, and (ii) a second-lien term loan facility in the principal amount of $185.0 million, which we refer to as the second-lien credit facility. We refer to our first-lien credit facility and second-lien credit facility collectively as our new credit facilities. The aggregate proceeds from the new credit facilities were $790.0 million. As of                     , 2011, we had no amounts drawn under our revolving credit facility.

First-lien credit facility

Interest and fees. Interest on our borrowings under the first-lien credit facility accrues at a per annum rate equal to: (1) the Eurodollar rate (LIBOR for the applicable interest period adjusted for reserve requirements, subject to a floor of 1.25%) plus a margin which is initially 3.50% but which may be adjusted in future periods to 3.25%, if our consolidated leverage ratio is less than or equal to 3.50 to 1.00 but greater than 3.00 to 1.00, or 3.00%, if our consolidated leverage ratio is less than or equal to 3.00 to 1.00, or (2) the ABR (defined as the greatest of (a) the prime rate, (b) the federal funds rate plus 0.50%, and (c) one-month LIBOR plus 1.00%) plus a margin which is initially 2.50% but which may be adjusted in future periods to 2.25%, if our consolidated leverage ratio is less than or equal to 3.50 to 1.00 but greater than 3.00 to 1.00, or 2.00%, if our consolidated leverage ratio is less than or equal to 3.00 to 1.00. With some exceptions, we may elect from between these two rates. For borrowings which bear interest at the rate based on the Eurodollar rate, with some exceptions we can select interest periods of one, two, three, or six months. The first-lien credit facility requires the payment of certain fees, including letter of credit fees, commitment fees for our revolving credit facility based on the unutilized portion of the available commitment, and other fees payable to the administrative agent. Our current consolidated leverage ratio as of May 31, 2011, as adjusted for the refinancing, is 5.30 to 1.00.

Maturity and Payments. The term loan facility matures on June 7, 2018 and the revolving credit facility matures on June 7, 2016. The term loan facility requires quarterly principal payments of $1.5 million. With some exceptions, interest is payable quarterly. We are also required to use a portion of our excess cash flow (50%, 25%, or 0% depending on our consolidated leverage ratio), the net proceeds of certain asset sales, and the net proceeds of certain debt issuances, to make mandatory prepayments. Voluntary prepayments before June 7, 2012 with the primary purpose of refinancing our term loan facility at a lower interest rate are subject to a prepayment fee of 1.00%.

Guarantees and security. All obligations under the first-lien credit facility are unconditionally guaranteed by our domestic wholly-owned subsidiary, Compositech, Inc., and by SRAM Holdings, LLC. SRAM International Corporation, SRAM-SP2, Inc., SRAM SP3, LLC, and SRAM-SP4, LLC will be required to guaranty the obligations after the completion of this offering. All of SRAM, LLC’s obligations under the first-lien credit facility, and all of the obligations of the guarantors with respect to their guarantees under the first-lien credit facility, are secured by substantially all of SRAM, LLC’s and the guarantors’ assets, subject to certain exceptions. In addition, SRAM Holdings, LLC has pledged all of the outstanding membership interests of SRAM, LLC, and SRAM, LLC has pledged all of the outstanding capital stock and membership interests of each of its direct and indirect domestic subsidiaries and 65% of the outstanding capital stock and membership interests of each of SRAM, LLC’s first-tier foreign subsidiaries.

Covenants. The first-lien credit facility contains a number of customary affirmative and negative covenants which, among other things, restrict our ability to do the following, subject to exceptions:

•	incur additional debt;

•	create liens;

•	make certain investments;

•	transfer and sell assets, or issue equity interests of subsidiaries;

•	pay dividends, make distributions, or repurchase stock;

•	prepay indebtedness;

•	merge, consolidate, or make acquisitions;

•	change the nature of our business;

•	enter into transactions with affiliates; and

•	make capital expenditures.

In addition, while any borrowing under the revolving credit facility or any letter of credit remains outstanding, we are subject to a financial covenant which prohibits us from having a consolidated leverage ratio in excess of specified levels as described below.

If we have amounts outstanding under our revolving credit facility or if we have a letter of credit outstanding, as of the last day of each fiscal quarter set forth below, our consolidated leverage ratio must not be greater than the maximum ratio set forth opposite such fiscal quarter.

Fiscal quarter(s) ending	Maximum consolidated leverage ratio

September 30, 2011	4.50:1.00(1)

December 31, 2011	4.25:1.00

March 31, 2012	3.75:1.00

June 30, 2012	3.50:1.00

September 30, 2012 - December 12, 2012	3.25:1.00

March 31, 2013 - December 31, 2013	3.00:1.00

March 31, 2014 - June 30, 2016	2.75:1.00

(1)	If an IPO has not occurred by September 30, 2011, the maximum consolidated leverage ratio for the fiscal quarter ending September 30, 2011 will be 6.25:1.00.

Events of Default.    The first-lien credit facility provides for customary events of default. In the case of an event of default arising from specified events of bankruptcy or insolvency, all outstanding obligations under the first-lien credit facility will automatically become due and payable immediately without further notice. If any other event of default under the first-lien credit facility occurs, the administrative agent may, and at the request of the lenders holding a majority of the first-lien credit facility commitments shall, among other things, declare all outstanding amounts under the first-lien credit facility due and payable.

Second-lien credit facility

Interest and fees.    Interest on our borrowings under the second-lien credit facility accrues at a per annum rate equal to: (1) the Eurodollar rate (LIBOR for the applicable interest period adjusted for reserve requirements, subject to a LIBOR floor of 1.50%) plus 7.00%, or (2) the ABR (defined as the greatest of (a) the prime rate, (b) the federal funds rate plus 0.50%, and (c) one-month LIBOR plus 1.00%) plus 6.00%. With some exceptions, we may elect from between these two rates. For borrowings which bear interest at the rate based on the Eurodollar rate, with some exceptions we can select interest periods of one, two, three, or six months. The second-lien credit facility requires the payment of certain fees to the administrative agent.

Maturity and Payments.    The second-lien credit facility matures on December 7, 2018. With some exceptions, interest is payable quarterly. We are required to use a portion of our excess cash flow (50%, 25%, or 0% depending on our consolidated leverage ratio), the net proceeds of certain asset sales, and the net proceeds of certain debt issuances, to make mandatory prepayments, with such mandatory prepayment amounts being reduced by the amounts prepaid under the corresponding provisions of the first-lien credit facility. We are also required to use the net proceeds of this offering to prepay the second-lien credit facility. Voluntary prepayments are subject to a prepayment fee of 3.00% during the first eighteen months following the closing date of the second-lien credit facility, 2.00% during the next succeeding twelve months, and 1.00% during the next succeeding twelve months.

Guarantees and Security.     All obligations under the second-lien credit facility are unconditionally guaranteed by the same guarantors which guarantee the first-lien credit facility. All of our obligations under the second-lien credit facility are secured by substantially all of the same collateral which secures the first-lien credit facility.

Covenants.    The second-lien credit facility contains affirmative and negative covenants which are substantially the same as those contained in the first-lien credit facility, but with quantitative limitations and exceptions generally being slightly less restrictive. The second-lien credit facility does not contain any financial covenants.

Events of Default.    The second-lien credit facility contains customary events of default which are substantially the same as those contained in the first-lien credit facility (except that the provisions in the second-lien credit facility relating to cross-default to other indebtedness exclude indebtedness under the first-lien credit facility except in cases of payment default or acceleration), but with quantitative limitations and exceptions generally being slightly less restrictive.

Intercreditor agreement

The administrative agents under each of the first-lien credit facility and second-lien credit facility are party to an intercreditor agreement which governs the relative rights of the lenders under the first-lien credit facility and the lenders under the second-lien credit facility with respect to the collateral. The liens on the collateral which secure the first-lien credit facility have priority over the liens on the same collateral which secure the second-lien credit facility. The intercreditor agreement contains other customary provisions, including provisions which limit the right of the administrative agent under the second-lien credit facility to take any enforcement action against the collateral while the obligations under the first-lien credit facility are outstanding until, among other limitations, the expiration of a 180 day standstill period.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

The number of shares outstanding on a pro forma as adjusted basis, after giving effect to the reorganization, including the filing of our amended and restated certificate of incorporation, and this offering, will be              shares of Class A common stock and                          shares of Class B common stock. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining              shares of Class A common stock outstanding after this offering and the shares of Class A common stock issuable upon conversion of Class B common stock will be restricted securities under the securities laws and              of these shares will be subject to lock-up agreements as described below. Prior to the expiration of the lock-up period, these shares may only be resold if they are eligible for resale under the securities laws and are not subject to a lock-up agreement. Following the expiration of the lock-up period, all shares of Class A common stock will be eligible for resale in compliance with Rule 144, Rule 144(k). “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately              shares immediately after this offering, based on the number of shares of Class A common stock outstanding as of the completion of this offering; or

•	the average weekly trading volume of our Class A common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales, if applicable, must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Lock-up agreements

Our directors, executive officers and certain of our stockholders have entered or will enter into lock-up agreements with the underwriters pursuant to which they have agreed, with limited exceptions, not to sell, transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus, subject to a possible extension under certain circumstances, after the date of this prospectus. The holders of approximately     % of our outstanding shares of common stock have executed lock-up agreements. Participants in the directed share program have agreed that the same restrictions will apply to any shares of Class A common stock purchased by them through the directed share program. These agreements are described under “Underwriting.”

Registration rights

On the date beginning          days after the date of this prospectus, the holders of approximately                      shares of our Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, see “Description of capital stock—Registration rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Registration statements

As soon as practicable after the consummation of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our Class A common stock reserved for issuance under our SRAM International Corporation 2011 Incentive Award Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates.

Material U.S. federal income tax consequences to non-U.S. holders of our Class A common stock

The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws, any income tax treaties, or any other U.S. federal tax laws, including U.S. federal estate and gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date of this offering. These authorities may change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a different position regarding the tax consequences of a non-U.S. holder’s acquisition, ownership or disposition of our Class A common stock or that any such position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our Class A common stock pursuant to this offering and who hold our Class A common stock as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances. It also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, brokers, dealers or traders in securities, commodities or currencies, partnerships or other pass-through entities (or investors in such entities), tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding our Class A common stock as part of a straddle, hedge or other risk reduction strategy or as part of a conversion transaction or other integrated investment.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

Definition of Non-U.S. Holder

As used in this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock who is not treated as a partnership for U.S. federal income tax purposes and is not:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all its substantial decisions or (ii) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and validly elected to continue to be so treated.

If any entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the acquisition, ownership and disposition of our Class A common stock.

Distributions on our Class A common stock

As described in the section entitled, “Dividend policy,” we do not anticipate paying dividends on our Class A common stock in the foreseeable future. If we do make a distribution of cash or other property with respect to our Class A common stock, the distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in its Class A common stock, but not below zero. Any remaining excess will be treated as capital gain from the sale of property.

Dividends paid to a non-U.S. holder of our Class A common stock that are not effectively connected to the holder’s conduct of a U.S. trade or business generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or a lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying the holder’s qualification for the reduced rate. A non-U.S. holder may be required to obtain a U.S. taxpayer identification number to claim treaty benefits. This certification must be provided to us or our paying agent prior to the payment of dividends and may be required to be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the Class A common stock are effectively connected with the holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of the dividends. Any dividends paid on our Class A common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States, unless the holder is entitled to the benefits of a tax treaty that provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such dividends. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain on disposition of our Class A common stock

Subject to the discussions below regarding backup withholding and foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our Class A common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock, and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or a lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year that are attributable to such gain. Non-U.S. holders should consult any applicable tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses.

With respect to the third bullet point above, we believe we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC generally depends on whether the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets and our worldwide real property interests, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our Class A common stock is regularly traded on an established securities market, our Class A common stock will constitute a U.S. real property interest only with respect to a non-U.S. holder that actually or constructively holds more than five percent of our Class A common stock at some time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our Class A common stock. Any taxable gain generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax will not apply.

Information reporting and backup withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our Class A common stock paid to the holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a rate of 28%, generally will not apply to payments of dividends to a non-U.S. holder of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status (typically, by providing a valid IRS Form W-8BEN or W-8ECI) or an exemption is otherwise established.

Payment of the proceeds from a non-U.S. holder’s disposition of our Class A common stock made by or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

•	a U.S. person, as defined in the Code;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in the partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a non-U.S. holder’s disposition of our Class A common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status (such as by providing a valid IRS Form W-8BEN or W-8ECI) or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if they timely provide certain information to the IRS.

Additional withholding tax relating to foreign accounts

A 30% withholding tax will apply to dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a foreign financial institution (whether holding stock for its own account or on behalf of its account holders/investors) after December 31, 2012, unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The 30% withholding tax also will apply to the same types of payments made to a foreign non-financial entity after December 31, 2012, unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and satisfies certain other requirements. Prospective investors should consult their tax advisors regarding these rules.

WE RECOMMEND THAT PROSPECTIVE INVESTORS CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, ANY APPLICABLE INCOME TAX TREATIES, OR ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS).

Underwriting

We and the selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Robert W. Baird & Co. Incorporated
Lazard Capital Markets LLC
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to purchase all of the Class A common stock offered by us if they purchase any shares. The selling stockholders may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act in this offering. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the Class A common stock offered in this offering.

The underwriters have an option to purchase up to              additional shares of Class A common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	Without over- allotment exercise	With full over- allotment exercise	Without over- allotment exercise	With full over- allotment exercise

Per Share	$	$	$	$

Total	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We and the selling stockholders have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus, other than the shares of our Class A common stock to be sold hereunder and any shares of our Class A common stock issued upon the exercise of options granted under our stock incentive plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers, and certain of our significant stockholders have entered into or will enter into lock-up agreements with the underwriters pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class B common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock. Participants in the directed share program have agreed that the foregoing restrictions will apply to any shares of Class A common stock purchased by them through the directed share program described below. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our Class A common stock approved for quotation on the Nasdaq under the symbol “SRAM.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange or Nasdaq Stock Market in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in European Union

In relation to each Member State of the European Economic Area (the EU plus Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the European Union Prospectus Directive (the ‘‘EU Prospectus Directive’’) is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer of securities to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to prospective investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Australia

No prospectus, disclosure document, offering material or advertisement in relation to the common shares has been lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange Limited. Accordingly, a person may not (a) make, offer or invite applications for the issue, sale or purchase of common shares within, to or from Australia (including an offer or invitation which is received by a person in Australia) or (b) distribute or publish this prospectus or any other prospectus, disclosure document, offering material or advertisement relating to the common shares in Australia, unless (i) the minimum aggregate consideration payable by each offeree is the U.S. dollar equivalent of at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the offer otherwise does not require disclosure to investors in accordance with Part 6D.2 of the Corporations Act 2001 (CWLTH) of Australia; and (ii) such action complies with all applicable laws and regulations.

Notice to prospective investors in Korea

This prospectus should not be construed in any way as our (or any of our affiliates or agents) soliciting investment or offering to sell our securities in the Republic of Korea (Korea). We are not making any representation with respect to the eligibility of any recipients of this prospectus to acquire the securities under the laws of Korea, including, without limitation, the Financial Investment Services and Capital Markets Act (the FSCMA), the Foreign Exchange Transaction Act (the FETA), and any regulations thereunder. The securities have not been registered with the Financial Services Commission of Korea (the FSC) in any way pursuant to the FSCMA, and the securities may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea. Furthermore, the securities may not be resold to any Korean resident unless such Korean resident as the purchaser of the resold securities complies with all applicable regulatory requirements (including, without limitation, reporting or approval requirements under the FETA and regulations thereunder) relating to the purchase of the resold securities.

Notice to prospective investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Affiliates of each of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated were lenders under our prior credit facilities and received fees from us in such capacities. In connection with the refinancing, we used proceeds from our new credit facilities to repay, among other things, outstanding amounts under our prior credit facilities, including all amounts, if any, outstanding to affiliates of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated. An affiliate of J.P. Morgan Securities LLC is the administrative agent, and affiliates of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under our revolving facility and have received and will receive fees from us in the future. In addition, prior to the refinancing, JPM Mezzanine Capital, LLC, an affiliate of J.P. Morgan Securities, LLC, held Class A units in SRAM Holdings, LLC that we acquired in connection with the refinancing. See “The refinancing and reorganization.”

At our request, the underwriters have reserved up to              of the shares of Class A common stock being sold in this offering for sale to certain of our customers, other business associates and employees and their family members at the initial public offering price through a directed share program. The number of shares available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. All shares purchased through the directed share program will be subject to a lock-up agreement with terms substantially similar to the lock-up agreement being entered into by our directors, executive officers and certain significant stockholders as described above.

Legal matters

Certain legal matters with respect to the legality of the issuance of the shares of Class A common stock offered by us and the selling stockholders by this prospectus will be passed upon for us and the selling stockholders by Latham & Watkins LLP, Chicago, Illinois. The underwriters are being represented by Winston & Strawn LLP, Chicago, Illinois, in connection with this offering.

Experts

The consolidated financial statements of SRAM Holdings, LLC as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 and the financial statement of SRAM International Corporation as of April 29, 2011, all included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the historical financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

SRAM Holdings, LLC and subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SRAM International Corporation:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of SRAM International Corporation at April 29, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

June 23, 2011

SRAM International Corporation

Balance Sheet

As of April 29, 2011

(in dollars, except share / unit data)	April 29, 2011

Assets
Total assets	$–

Liabilities and stockholders’ equity
Total liabilities	$—

Stockholders’ equity
Preferred Stock ($.01 par value: 3,000 shares authorized; none issued or outstanding at April 29, 2011)	—
Common stock ($.01 par value: 7,000 shares authorized; 100 shares issued and outstanding at April 29, 2011)	1
Additional paid-in capital	9
Loan receivable from stockholder	(10)

Total stockholders’ equity	–

Total liabilities and stockholders’ equity	$–

The accompanying notes are an integral part of these financial statements.

SRAM International Corporation

Notes to Financial Statements

As of April 29, 2011

(In thousands of dollars, except share/unit data)

1.	Organization and Nature of Operations

SRAM International Corporation (the “Corporation”) was incorporated in Delaware on April 29, 2011 in anticipation of an initial public offering. In connection with the initial public offering, the Corporation is expected to acquire 100% of the equity interests of SRAM Holdings, LLC.

2.	Basis of Presentation

The accompanying financial statements of the corporation are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

3.	Stockholder’s Equity

The Corporation has the authority to issue two classes of stock designated, respectively, as “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 10,000 shares, of which 7,000 shares shall be Common Stock, each having a par value of $.01 per share, and 3,000 shares shall be preferred Stock, each having a par value of $0.01 per share. SRAM-SP2, Inc. is the owner of one hundred non-assessable shares of Common Stock of SRAM International Corporation. The Corporation maintains a loan receivable from stockholder balance related to the issuance of its shares to SRAM-SP2, Inc.

SRAM Holdings, LLC and subsidiaries

Unaudited condensed consolidated balance sheet

As of March 31, 2011

(in thousands of dollars, except share/unit data)	2011	Pro Forma (note 12) 2011

Assets
Cash and cash equivalents	$15,374		$15,374
Accounts receivable, net	88,843		88,843
Inventories	29,425		29,425
Other current assets	8,379		8,379

Total current assets	142,021		142,021
Property and equipment, net	34,268		34,268
Intangible assets, net	43,463		43,463
Goodwill	15,606		15,606
Deferred financing charges and other assets	5,451		5,451

Total assets	$240,809		$240,809

Liabilities and members’/shareholders’ deficit
Current portion of long-term debt	$—		$—
Accounts payable	67,105		67,105
Accrued personnel costs	19,361		19,361
Accrued expenses and other current liabilities	14,511		14,511
Accrued member units—incentive units	16,536		16,536
Income taxes payable	12,784		12,784
Accrued distribution	—

Total current liabilities	130,297
Long-term borrowings	198,753		198,753
Other noncurrent liabilities	15,053		15,053

Total liabilities	344,103

Commitments and contingencies
Members’/stockholders’ deficit
Member units—Class A, 3,640,000 units authorized, issued, and outstanding, actual; no units issued and outstanding, proforma	60,262		—
Member units—Class B, 5,460,000 units authorized, issued, and outstanding, actual; no units issued and outstanding, proforma	—		—
Member units—Incentive units, 337,500 units authorized, 276,697 units issued, and 269,118 units outstanding, no units issued and outstanding proforma	3,130		—
Accumulated deficit	(177,581)
Accumulated other comprehensive income	10,895		10,895
Class A common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized shares issued and outstanding, pro forma	—
Class B common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized shares issued and outstanding, pro forma	—
Additional paid-in capital	—

Total Members’/stockholders’ deficit	(103,294)

Total liabilities and Members’/stockholders’ deficit	$240,809	$

The accompanying notes are an integral part of these financial statements.

SRAM Holdings, LLC and subsidiaries

Unaudited condensed consolidated statement of operations

For the three months ended March 31, 2010 and 2011

(in thousands of dollars, except share/unit data)	2010	2011	Pro Forma (note 12) 2011

Net sales	$122,037	$146,460
Cost of sales	72,145	86,267

Gross profit	49,892	60,193

Operating expenses
General and administrative expense	6,999	9,368
Sales and marketing expense	8,684	11,525
Product development expense	8,603	10,296

	24,286	31,189

Income from operations	25,606	29,004

Other income (expense)
Interest expense, net	(8,395)	(3,716)
Foreign currency exchange gain (loss)	3,417	(3,058)

Other expense, net	(4,978)	(6,774)

Income before income taxes	20,628	22,230
Income tax expense	4,348	4,457

Net income (loss)	$16,280	$17,773

Unaudited proforma earnings per common share (Note 12)
Net income, as reported				$17,773

Pro forma tax provision

Pro forma net income			$

Pro forma weighted average common shares outstanding—basic and diluted
Pro forma earnings per common share—basic and diluted			$

The accompanying notes are an integral part of these financial statements.

SRAM Holdings, LLC and subsidiaries

Unaudited condensed consolidated statement of members’ deficit

For the three months ended March 31, 2011

	Common Stock		Additional Paid In Capital	Member Units - Class A		Member Units - Class B		Member Units - Icus		Retained Earnings (deficit)	Accumulated Other Comprehensive income	Total Members’ Equity (deficit)
(in thousands, except share/unit data)	Shares	Amount		Units	Amount	Units	Amount	Units	Amount

Balance at December 31, 2010	—	$—	$—	3,640,000	$52,930	5,460,000	$—	100,440	$2,800	$(188,022)	$8,382	$(123,910)
Incentive units compensation expense								(259)	330			330
Preferred Dividends					7,332					(7,332)		—
Other dividends												—
Comprehensive income
Net income										17,773		17,773
Currency translation adjustment and other											2,513	2,513

Total comprehensive income												20,286
Balance at March 31, 2011	—	$—	$—	3,640,000	$60,262	5,460,000	$—	100,181	$3,130	$(177,581)	$10,895	$(103,294)

The accompanying notes are an integral part of these financial statements.

SRAM Holdings, LLC and subsidiaries

Unaudited condensed consolidated statements of cash flows

Three months ended March 31, 2010 and 2011

(in thousands of dollars)	2010	2011

Cash flows from operating activities
Net income	$16,280	$17,773
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	3,824	3,983
Unrealized exchange (gain) loss	(882)	1,806
Loss on sales of property and equipment	(42)	(3)
Incentive unit compensation expense	3,732	3,552
Unrealized (gain) on interest rate swap	(74)	(514)
Amortization of deferred financing fees	678	866
Paid in kind interest expense	564	—
Increase (decrease) in cash from changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(953)	1,274
Inventories	4,746	5,078
Other current assets	(242)	(1,035)
Other assets	(41)	42
Accounts payable	(4,758)	(7,078)
Accrued personnel costs	(364)	(183)
Accrued expenses and other current liabilities	2,084	1,466
Income taxes payable	3,065	1,419
Other current liabilities	—	(148)
Other noncurrent liabilities	(63)	125

Net cash provided by operating activities	27,554	28,423

Cash flows from investing activities
Purchase of property and equipment	(2,544)	(3,641)
Proceeds from the sale of property and equipment	—	4

Net cash used in investing activities	(2,544)	(3,637)

Cash flows from financing activities
Long-term debt repayments	(25,500)	(29,000)
Dividends paid	(27)	—

Net cash provided by (used in) financing activities	(25,527)	(29,000)

Effect of exchange rates on cash	(76)	179

Net decrease in cash	(593)	(4,035)
Cash and cash equivalents
Beginning of period	33,689	19,409

End of period	$33,096	$15,374

The accompanying notes are an integral part of these financial statements.

SRAM Holdings, LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

As of March 31, 2011 and

For the three months ended March 31, 2010 and 2011

(In thousands of dollars, except share/unit data)

1. Basis of presentation

The unaudited condensed consolidated financial statements of SRAM Holdings, LLC (formerly SRAM Corporation) and its subsidiaries (the “Company” or “Holdings”) are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). In accordance with US GAAP, these interim consolidated financial statements do not include certain information and note disclosures that are normally included in annual financial statements prepared in conformity with US GAAP. Accordingly, these consolidated financial statements should be read in conjunction with the consolidated financial statements as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010. In the Company’s opinion, the consolidated financial statements contain all adjustments (which are of a normal, recurring nature) necessary to present fairly in all material respects, the financial position as of March 31, 2011, and the results of operations and cash flows for the three months ended March 31, 2010 and 2011, in conformity with US GAAP. Interim results for the three months ended March 31, 2011, may not be indicative of results that will be realized for the full year ending December 31, 2011.

Recent accounting pronouncements

In May 2011, the FASB issued an accounting standard update, “Fair Value Measurement”, which amends the “Fair Value Measurements and Disclosure” topic of the FASB ASC. This update provides amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. This standard will be effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this standard to have a material impact on its financial statements or related disclosures.

2. Allowance for doubtful accounts

As of March 31, 2011, the Company had an allowance for doubtful accounts of $1,309.

3. Inventories

Inventories consist of the following at March 31, 2011:

Raw materials	$13,447
Work in process	3,288
Finished Goods	12,690

Total inventories	$29,425

4. Intangible assets

Amortization expense totaled $997 for each of the three months ended March 31, 2010 and 2011 respectively.

SRAM Holdings, LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

As of March 31, 2011 and

For the three months ended March 31, 2010 and 2011

(In thousands of dollars, except share/unit data)

5. Product warranty

The following table presents a summary of changes in the product warranty accrual activity for the three months ended March 31, 2011:

Balance at beginning of the period	$3,537
Additional warranty accrual	944
Settlements made during the period	(639)

Balance at end of the period	$3,842

6. SRAM-restructuring

Effective in June 2010, a plan was approved that will reduce the workforce at its German plant pursuant to a shift in manufacturing from Germany to Taiwan. The scheduled plan includes three phases for the reduction in force, with the first phase taking effect on December 31, 2010 and the last phase on July 1, 2012. In connection with these actions the Company accrued termination benefits and other restructuring costs which were earned as of March 31, 2011 within accrued personnel costs and charged the expense to cost of sales.

Activity in accrued personnel costs related to the restructuring in Germany in the three months ended March 31, 2011 consists of the following:

	Employee charges	Other charges	Total

Beginning of the Period Balance	$4,324	$345	$4,669
Expense	831	9	840
Payments	(473)	(118)	(591)
Foreign exchange impact	291	18	309

End of the Period Balance	$4,973	$254	$5,227

Restructuring costs incurred as of March 31, 2011 and are expected to be incurred over the course of the plan are as follows:

	Original Equipment	Aftermarket	Total

Beginning of period balance	$6,427	$1,607	$8,034
Expense during period	671	169	840

Total cost of restructuring plan	$7,098	$1,776	$8,874

Additional costs expected to be incurred in connection with this restructuring total $2,026, of which $1,616 relate to the Original Equipment Segment and $410 relate to the Aftermarket Segment.

F-10

SRAM Holdings, LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

As of March 31, 2011 and

For the three months ended March 31, 2010 and 2011

(In thousands of dollars, except share/unit data)

7. Commitments and contingencies

In November 2001, a patent infringement lawsuit was filed against the Company, in the Munich District Court in Germany. In July 2007, the trail court ruled in favor of the Company. However, in October 2009, a German Appellate Court reversed the ruling and indicated that the Company infringed the utility model in suit. In November 2009, the Company appealed the decision to the German Court of Justice (Supreme Court). After consultation with legal counsel, management has assessed the probability of an unfavorable outcome as probable and in 2009 recorded a $3,000 liability within accrued expenses and other current liabilities on the consolidated balance sheet as of December 31, 2009. As of March 31, 2011, an unfavorable outcome remains probable and the recorded liability remains on the consolidated balance sheet.

The Company is involved in other various legal matters from time to time which management considers to be ordinary, routine and incidental to the Company’s business. Although the final outcome of these matters cannot presently be determined, in the opinion of management, disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

8. Long-term borrowings

Long-term borrowings consist of the following at March 31, 2011:

GE Capital Corporation Senior note, due April 30, 2015 with a weighted average interest rate of 5.20% at March 31, 2011.	206,000

Less: Debt discount	(7,247)

$198,753

The carrying amount reported in the consolidated balance sheet as of March 31, 2011 for long-term debt is $206,000. Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality, and risk profile, the Company has determined the fair value of its debt to be $204,000 at March 31, 2011. In determining the market interest yield curve, the Company considered its corporate ratings from Moody’s and S&P.

Scheduled maturities of long-term borrowings are as follows:

2011	—
2012	—
2013	—
2014	—
2015	$206,000

On June 7, 2011, the Company refinanced all of its outstanding borrowings, as described in footnote 13.

F-11

SRAM Holdings, LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

As of March 31, 2011 and

For the three months ended March 31, 2010 and 2011

(In thousands of dollars, except share/unit data)

9. Income taxes

The Company’s income tax provision reflects its partnership tax classification and is comprised of various foreign and U.S. state income tax provisions. The components of income before the provision for income taxes for the three months ended March 31, 2010 and 2011 are as follows:

	2010	2011

United States	$10,342	$9,246
Foreign	10,286	12,984

Total	$20,628	$22,230

The provision for income taxes for the three months ended March 31, 2010 and 2011 consists of the following:

	2010	2011

Current Tax Expense
State and local income taxes	$(3)	$7
Foreign	1,768	2,458
Withholding tax-foreign jurisdictions	2,583	1,992

	$4,348	$4,457
Foreign Deferred Tax Expense/(Benefit)	—	—

Total Income Tax Expense	$4,348	$4,457

10. Segment information

Operating segment data for the periods indicated are as follows (in thousands):

	Original Equipment	Aftermarket	Corp		Consolidated

Three Months Ended March 31, 2010
Net sales	$80,951	$41,086	$—		$122,037
Income from operations	20,569	13,224	(8,187	)(1)	25,606
Three Months Ended March 31, 2011
Net sales	$97,670	$48,790	$—		$146,460
Income from operations	24,253	15,201	$(10,450	)(1)	29,004

(1)	General and administrative expense not allocated to the segments consists of the following: In the three months ended March 31, 2010, unallocated general and administrative expense primarily includes incentive unit compensation $3,584, finance and IT expense $3,163 and other corporate expenses. In the three months ended March 31, 2011, unallocated general and administrative expense primarily includes incentive unit compensation $3,411, finance and IT expense $3,359, transaction costs of $1,364 and other corporate expenses.

F-12

SRAM Holdings, LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

As of March 31, 2011 and

For the three months ended March 31, 2010 and 2011

(In thousands of dollars, except share/unit data)

11. Share-based compensation

Incentive Units

The company recognizes compensation expense on its incentive units in accordance with ASC 718, Stock compensation. As of March 31, 2011, 675,000 and 538,237 incentive units were authorized and outstanding, respectively. 50% of the Company’s outstanding incentive units are equity classified and 50% are liability classified. During the three months ended March 31, 2010 and 2011, compensation expense arising from equity classified awards was $271 and $330 respectively, and compensation expense arising from liability classified awards was $3,460 and $3,222, respectively.

The summary of the unvested Incentive Units activity as of March 31, 2011 is as follows:

	Units	Weighted- Average Grant Date Fair Value

Unvested at beginning of the period	338,654	$27.53
Granted	—	—
Vested	—	—
Forfeited	(779)	$21.03

Unvested at end of the period	337,875	$27.53

12. Pro forma information

Pro forma consolidated balance sheet

The pro forma consolidated balance sheet presented in the accompanying consolidated financial statements reflects the conversion at March 31, 2011 of all outstanding Class A member units, Class B member units and Incentive Unit member units into             shares of Class A common stock and              shares of Class B common stock of SRAM International Corporation upon the initial public offering, all based upon an assumed share price of $            per share (the midpoint of the range set forth on the cover of Company’s prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by the Company in connection with the offering). The conversion of Member Units to common stock is contractually required upon the reorganization to a C-corporation as contemplated in the offering.

F-13

SRAM Holdings, LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

As of March 31, 2011 and

For the three months ended March 31, 2010 and 2011

(In thousands of dollars, except share/unit data)

Additionally, the pro forma consolidated balance sheet reflects an accrual for the accumulated Class A preferred return as of March 31, 2011. The Company will distribute $            to Class A member units, representing their accumulated preferred return of $             as of the settlement date, which will be settled in cash.

Pro forma earnings per common share

The pro forma basic and diluted earnings per common share for the three months ended March 31, 2011 have been computed to give effect to: (a) the contractually required conversion of Class A, Class B and Incentive Unit member units into common stock, described above, and (b) the tax effect of the conversion from a limited liability corporation to a C-corporation; as though all of the conversions occurred on January 1, 2011.

In connection with the offering and related reorganization the Company became taxed as a corporation. The Company was previously treated as a limited liability corporation for tax purposes and therefore generally not subject to federal income tax in the United States. The pro forma net income for three months ended March 31, 2011 includes an adjustment for income tax expense as if the Company had been a corporation from January 1, 2011, at an assumed combined federal, state, and local income tax rate of             %.

Pro forma weighted average common shares outstanding are computed as follows:

	Class A Member Units	Class A Common Shares	Class B Member Units	Class B Common Shares	Incentive Units	Total

Weighed average member units—basic and diluted	3,640,000	—	5,460,000	—	269,118
Contractual conversion of member units to common stock	(3,640,000)		(5,460,000)		(269,118)

Weighted average common shares—basic and diluted	—		—		—

13. Subsequent events

On May 4, 2011, the Company acquired certain assets and certain liabilities of Quarq Technology, Inc., who is engaged in the business of designing, manufacturing, supplying and selling bicycle power meters, measurement devices and related products. The purchase price was $4,900, plus an earn-out clause that could result in an additional maximum purchase price of $6,000. The acquisition was funded through cash on hand of $4,500 and contingent consideration of $400. The future earn-out is based on a two year period and is based on the net sales of Quarq Technology, Inc. products.

On June 7, 2011, we executed an agreement to enter into new credit facilities consisting of a first-lien term facility, a second-lien term facility and a revolving facility. The aggregate availability from the new credit facilities are $840,000. The loan package includes a $50,000 revolving credit facility, a $605,000 first-lien

F-14

SRAM Holdings, LLC and subsidiaries

Unaudited notes to condensed consolidated financial statements

As of March 31, 2011 and

For the three months ended March 31, 2010 and 2011

(In thousands of dollars, except share/unit data)

term facility, and a $185,000 second-lien term facility. The proceeds of $790,000 from the new credit facilities will be used to repay all outstanding amounts under our existing credit facilities, which as of June 7, 2011 was $194,799, to directly or indirectly acquire all of the equity interests in SRAM Holdings, LLC held by Trilantic and its co-investors for $575,000 and to pay fees and expenses totaling $14,857 related to the refinancing and retained $5,344 for operating cash flow purposes. There were no amounts borrowed on the revolving credit facility. In connection with these transactions, SRAM Holdings, LLC amended and restated its operating agreement to create a single class of common units and eliminate the corporate governance and liquidity rights of the Class A unit holders. We refer to the entering into of our new credit facilities, the use of proceeds there from and the related amendment to the SRAM Holdings LLC operating agreement as the refinancing. Subsequent to the refinancing, Trilantic and its co-investors have no remaining ownership of SRAM Holdings, LLC.

F-15

Report of independent registered public accounting firm

To the Board of Directors and

Members of SRAM Holdings, LLC and subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, members’ deficit and cash flows present fairly, in all material respects, the financial position of SRAM Holdings, LLC and subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

May 11, 2011

SRAM Holdings, LLC and subsidiaries

Consolidated balance sheets

As of December 31, 2010 and 2011

(in thousands, except share/unit data)	2009	2010	Pro forma (Note 17) 2010 (unaudited)

Assets
Cash and cash equivalents	$33,689	$19,409		$19,409
Accounts receivable, net	71,317	89,502		89,502
Inventories	28,246	34,133		34,133
Other current assets	6,421	7,280		7,280

Total current assets	139,673	150,324		150,324
Property and equipment, net	28,081	33,333		33,333
Intangible assets, net	48,452	44,461		44,461
Goodwill	15,606	15,606		15,606
Deferred financing charges and other assets	6,522	5,551		5,551

Total assets	$238,334	$249,275		$249,275

Liabilities and members’/stockholders’ deficit
Current portion of long-term debt	$10,855	$—		$—
Accounts payable	54,560	74,275		74,275
Accrued personnel costs	12,451	18,954		18,954
Accrued expenses and other current liabilities	12,677	13,515		13,515
Accrued member units—incentive units	2,151	13,315		13,315
Income taxes payable	6,837	11,593		11,593
Accrued distribution	—	—

Total current liabilities	99,531	131,652
Long-term borrowings	290,573	227,103		227,103
Other noncurrent liabilities	14,551	14,430		14,430

Total liabilities	404,655	373,185

Commitments and contingencies
Members’/stockholders’ deficit
Member units—Class A, 3,640,000 units authorized, issued, and outstanding, actual; no units issued and outstanding, proforma	28,342	52,930		—
Member units—Class B, 5,460,000 units authorized, issued, and outstanding, actual; no units issued and outstanding, proforma	—	—		—
Member units—Incentive units, 337,500 and 337,500 units authorized, 259,197 and 276,697 units issued, and 253,303 and 269,767 units outstanding, 2009 and 2010, respectively; no units issued and outstanding proforma	1,533	2,800		—
Accumulated deficit	(206,444)	(188,022)
Accumulated other comprehensive income	10,248	8,382		8,382
Class A common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized shares issued and outstanding, pro forma	—	—
Class B common stock; $0.01 par value; no shares authorized, issued and outstanding, actual; shares authorized shares issued and outstanding, pro forma	—	—
Additional paid-in capital	—	—

Total Members’/stockholders’ deficit	(166,321)	(123,910)

Total liabilities and members’/stockholders’ deficit	$238,334	$249,275	$

The accompanying notes are an integral part of these financial statements.

SRAM Holdings, LLC and subsidiaries

Consolidated statements of operations

For the years ended December 31, 2008, 2009 and 2010

(in thousands, except share/unit data)	2008	2009	2010	Pro Forma (Note 17) 2010 (unaudited)

Net sales	$478,354	$399,581	$524,187
Cost of sales	310,725	239,448	312,954

Gross profit	167,629	160,133	211,233

Operating expenses
General and administrative expense	77,846	29,042	33,913
Sales and marketing expense	49,480	27,934	40,579
Product development expense	46,506	27,799	37,179
Recapitalization costs	8,952	—	—

	182,784	84,775	111,671

Income (loss) from operations	(15,155)	75,358	99,562

Other income (expense)
Interest expense, net	(21,703)	(36,245)	(32,634)
Foreign currency exchange gain (loss)	4,072	(3,221)	237

Other expense, net	(17,631)	(39,466)	(32,397)

Income (loss) before income taxes	(32,786)	35,892	67,165
Income tax expense	15,838	14,373	17,193

Net income (loss)	$(48,624)	$21,519	$49,972

Unaudited proforma earnings per common share (Note 17)
Net income, as reported					$49,972

Pro forma tax provision

Pro forma net income				$

Pro forma weighted average common shares outstanding—basic and diluted
Pro forma earnings per common share—basic and diluted				$

The accompanying notes are an integral part of these financial statements.

SRAM Holdings, LLC and subsidiaries

Consolidated statements of members’ deficit

For the years ended December 31, 2008, 2009, and 2010

	Common Stock		Additional Paid In Capital	Member Units - Class A		Member Units - Class B		Member Units - Incentive Units		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Members’ Equity (Deficit)
(in thousands, except share/unit data)	Shares	Amount		Units	Amount	Units	Amount	Units	Amount

Balance at December 31, 2007	6,681	$2,639	$—	—	$—	—	$—	—	$—	$6,258	$11,328	$20,225
Stock option exercise	710	12,206	61,550	—	—	—	—	—	—	—	—	73,756
Reorganization to LLC	(7,391)	(14,845)	(61,550)	3,640,000	30,558	5,460,000	45,837	—	—	—	—	—
Contributions from Class B member	—	—	—	—	—	—	10,000	—	—	—	—	10,000
Dividends to members	—	—	—	—	(30,558)	—	(55,837)	—	—	(154,493)	—	(240,888)
Preferred Dividends	—	—	—	—	5,870	—	—	—	—	(5,870)	—	—

Comprehensive income
Net loss	—	—	—	—	—	—	—	—	—	(48,624)	—	(48,624)
Currency translation adjustment and other	—	—	—	—	—	—	—	—	—	—	(4,030)	(4,030)

Total comprehensive loss												(52,654)

Balance at December 31, 2008	—	—	—	3,640,000	5,870	5,460,000	—	—	—	(202,729)	7,298	(189,561)
Incentive units compensation expense	—	—	—	—	—	—	—	49,831	1,533	—	—	1,533
Preferred dividends	—	—	—	—	24,985	—	—	—	—	(24,985)	—	—
Other dividends	—	—	—	—	(2,513)	—	—	—	—	(249)	—	(2,762)

Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	21,519	—	21,519
Currency translation adjustment and other	—	—	—	—	—	—	—	—	—	—	2,950	2,950

Total comprehensive income												24,469

Balance at December 31, 2009	—	—	—	3,640,000	28,342	5,460,000	—	49,831	1,533	(206,444)	10,248	(166,321)
Incentive units compensation expense	—	—	—	—	—	—	—	50,609	1,267	—	—	1,267
Preferred Dividends	—	—	—	—	27,578	—	—	—	—	(27,578)	—	—
Other dividends	—	—	—	—	(2,990)	—	—	—	—	(3,972)	—	(6,962)

Comprehensive income
Net income	—	—	—	—	—	—	—	—	—	49,972	—	49,972
Currency translation adjustment and other	—	—	—	—	—	—	—	—	—	—	(1,866)	(1,866)

Total comprehensive income												48,106

Balance at December 31, 2010	—	$—	$—	3,640,000	$52,930	5,460,000	$—	100,440	$2,800	$(188,022)	$8,382	$(123,910)

The accompanying notes are an integral part of these financial statements.

SRAM Holdings, LLC and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2008, 2009 and 2010

(in thousands)	2008	2009	2010

Cash flows from operating activities
Net income (loss)	$(48,624)	$21,519	$49,972
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	15,799	15,172	15,463
Unrealized exchange (gain) loss	(2,122)	363	(937)
(Gain) loss on sales of property and equipment	(28)	102	1,175
Stock option compensation expense	61,550	—	—
Incentive unit compensation expense	—	3,684	12,430
Deferred income taxes	305	(614)	530
Unrealized (gain) loss on interest rate swap	3,454	(640)	(1,005)
Amortization and write-off of deferred financing fees	1,471	2,883	7,821
Paid in kind interest expense	550	2,228	—
Increase (decrease) in cash from changes in operating assets and liabilities, net of acquisitions
Accounts receivable, net	(1,669)	6,457	(17,396)
Inventories	(4,626)	8,624	(5,166)
Other current assets	501	418	(1,015)
Other assets	(35)	45	(62)
Accounts payable	(9,167)	(1,807)	14,975
Accrued personnel costs	297	(731)	6,062
Accrued expenses and other current liabilities	615	1,383	343
Income taxes payable	993	(216)	3,916
Other noncurrent liabilities	(128)	(321)	1,585

Net cash provided by operating activities	19,136	58,548	88,691

Cash flows from investing activities
Purchase of property and equipment	(10,790)	(6,300)	(17,893)
Proceeds from the sale of property and equipment	462	205	515

Net cash used in investing activities	(10,328)	(6,095)	(17,378)

Cash flows from financing activities
Short-term debt borrowings	86,915	—	—
Short-term debt repayments	(156,247)	—	—
Long-term debt borrowings	338,333	—	290,000
Long-term debt repayments	(40,000)	(42,400)	(365,377)
Payment of debt issuance costs	(3,448)	—	(6,014)
Dividends paid	(240,888)	(2,579)	(6,962)
Proceeds from capital contribution	10,000	—	—
Proceeds from option exercise	12,206	—	—

Net cash provided by (used in) financing activities	6,871	(44,979)	(88,353)

Effect of exchange rates on cash	1,112	(885)	2,760

Net increase (decrease) in cash	16,791	6,589	(14,280)
Cash and cash equivalents
Beginning of year	10,309	27,100	33,689

End of year	$27,100	$33,689	$19,409

Cash paid for:
Interest	$12,515	$31,639	$25,725
Income taxes	12,438	11,196	13,589

The accompanying notes are an integral part of these financial statements.

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

1. Description of business

SRAM Holdings, LLC (formerly SRAM Corporation) together with its wholly owned subsidiaries (collectively the “Company” or “Holdings”), a limited liability company, was formed on September 22, 1987 and is engaged in the design, manufacturing and marketing of bicycle components. The Company’s principal markets are the original equipment manufacturing channel and the aftermarket channel throughout North America, Asia and Europe.

2. Recapitalization

On September 30, 2008, SRAM Corporation, TCP SRAM Holdings (“TCP SRAM”) and SRAM-SP2, Inc., (“SRAM-SP2”) came to an agreement whereby TCP SRAM would acquire a 40% interest in Holdings. The parties entered into a series of integrated transactions (the “Recapitalization”) whereby TCP SRAM acquired the Class A preferred interest in Holdings from SRAM SP-2.

On September 30, 2008, SRAM Corporation was converted from an S-Corporation to a limited liability corporation and contributed their shares to newly formed SRAM-SP2 in exchange for shares of SRAM-SP2, and SRAM Corporation thereafter merged into SRAM Holdings, LLC. The results from operations through September 30, 2008 include the operations of SRAM Corporation for the nine month period then ended and the results from operations from September 30, 2008 through December 31, 2008 include the results of operations of SRAM Holdings, LLC.

The Recapitalization transaction closed and became effective on September 30, 2008. Under the terms of the Recapitalization:

The shareholders of SRAM Corporation created SRAM-SP2 and contributed 100% of the ownership interest in SRAM Corporation to SRAM-SP2 for a 100% interest in SRAM-SP2. This transaction qualified as a common control transaction because the ownership interest in SRAM Corporation was the same before and after the transaction.

SRAM-SP2 created Holdings and contributed 100% of its ownership interest in SRAM Corporation in exchange for all the outstanding equity interest in Holdings (3,640,000 Class A Preferred Units and 5,460,000 Class B Units). This transaction qualified as a common control transaction because the ownership interest in SRAM Holdings, LLC was the same before and after the transaction. The Company used the total estimated enterprise value to allocate the equity interest as of the reorganization date based on the arm’s length negotiations between SRAM-SP2 and TCP SRAM.

The Company entered into a $240,000 senior note payable and a $110,000 subordinated note payable, the proceeds of which were used to pay $236,400 in special dividends and repay $53,800 in existing revolving credit facilities and $37,600 in existing senior note payable commitments. The remaining proceeds were used to pay $8,952 in transaction fees and $13,248 in debt fees. The Recapitalization triggered certain performance conditions which immediately vested all outstanding options and allowed the holders to exercise their outstanding options. US option holders, to the extent options were exercised, participated in the special distribution and non-US option holders sold their options back to the Company.

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

SRAM-SP2 sold their Class A interest in Holdings to TCP SRAM for $234,800. This transaction did not trigger a change in control as TCP SRAM did not obtain unilateral control over Holdings.

As part of the Recapitalization, shareholders of SRAM-SP2 received a special distribution (the “Distribution”). The Distribution was recorded as a dividend in the statement of member’s deficit. The special distribution of approximately $240,888 was paid in October 2008 and December 2008 in the amounts of $232,888 and $8,000, respectively. In addition to discretionary dividend distributions, the Company distributes periodic dividends in amounts approximating the tax liabilities of its Member’s resulting from the profits of the Company.

After the Recapitalization, SRAM Holdings, LLC created SRAM Cycling Advocacy, LLC and contributed $10,000 in cash to obtain 100% ownership of this Subsidiary, which consolidates into SRAM Holdings, LLC. The mission of the SRAM Cycling Advocacy, LLC is to support committed national advocacy efforts that enhance cycling infrastructure, safety and access.

3. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all its subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers investments readily convertible into cash and with an original maturity of 90 days or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of trade receivables recorded net of customer credits and allowances for doubtful receivables, discounts and returns. The Company maintains allowances for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company evaluates the adequacy of the allowance on a periodic basis. The evaluation includes analyzing historical loss experience, the aging of the receivable balances, adverse situations that may affect the

F-22

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

customer’s ability to pay the receivable, and prevailing economic conditions. If the evaluation of the reserve requirements differs from the actual aggregate allowance, adjustments are made to the allowance. This evaluation is inherently subjective, as it requires estimates that are susceptible to revision as more information becomes available.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The cost of inventories includes raw materials, direct labor and manufacturing overhead costs. The Company establishes a new cost basis for write-downs due to obsolescence and therefore does not present a reserve for obsolete inventory. Normal facility, freight and handling costs are those expected to be incurred over a number of periods or seasons under normal circumstances, taking into account market-driven adjustments to costs. Costs associated with idle facilities and/or those as a result of significantly reduced demand, labor and materials shortages, and unplanned facility or equipment downtime would generally be characterized as abnormal and treated as period charges rather than a portion of inventory cost.

Property and equipment

Property and equipment are recorded at cost. Betterments are capitalized while repairs and maintenance are expensed as incurred. The cost and accumulated depreciation of property and equipment sold, retired or otherwise disposed are eliminated from the accounts, and the resulting gains and losses are reflected within general and administrative expense on the consolidated statements of operations.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings	37 years
Machinery and equipment	5 to 7 years
Computers and software	3 to 5 years
Capital improvements	Shorter of the lease term or useful life

Long-lived assets

On an ongoing basis, property and equipment and definite lived intangible assets are reviewed for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. If such events or changes in circumstances occur, an impairment loss will be recognized if the undiscounted future cash flows expected to be generated by the asset are less than the carrying value of the related asset. The impairment loss would adjust the asset to its fair value. The Company concluded that there were no facts or circumstances that required an evaluation in 2008, 2009 or 2010.

F-23

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Deferred financing charges

Deferred financing costs include debt discount and issuance costs which consist of amounts paid to lenders and third parties, respectively, in connection with obtaining debt financing. The costs attributed to a revolving credit facility are being amortized and included in interest expense using the straight-line method over the term of the related debt agreements. The costs attributed to long-term borrowings are being amortized and included in interest expense using the effective interest method, over the term of the related debt agreements. On the consolidated balance sheets, the debt issuance costs are classified within deferred charges and other assets and the debt discount is classified as a reduction of long-term borrowings. Amortization expense incurred during the years ended December 31, 2008, 2009 and 2010 was approximately $1,471, $2,798, and $2,914, respectively. The estimated amount of amortization expense for the debt issuance costs and debt discount costs for each of the next 5 years is approximately:

2011	$5,029
2012	3,313
2013	1,459
2014	316
2015	105

Goodwill

The Company does not amortize goodwill but is required to test goodwill at least annually for impairment. The Company reviews goodwill for impairment at year end. The goodwill impairment assessment is made on a reporting unit basis. A reporting unit is an operating segment or one level below an operating segment for which discrete financial information is prepared and is regularly reviewed by management. The impairment test for goodwill is a two-step process. The first step is to compare the fair value of a reporting unit with its carrying amount. If the carrying value of a reporting unit exceeds its fair value, the second step is performed to measure the amount of the impairment loss, if any. In this second step, if the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess, not to exceed the carrying amount of goodwill.

The Company determines the fair value of its reporting units based upon a combined weighting of the fair values determined using (a) discounted future cash flow analysis and (b) market multiples of comparable publicly-traded companies. The principal assumptions used in the future cash flow analysis relate to forecasting future operating results, including revenue, weighted-average cost of capital and terminal values, which are all considered “Level 3” or unobservable inputs under the relevant authoritative guidance. The determination of the reporting unit fair value includes numerous uncertainties. A material change in assumptions utilized or in the conditions or circumstances influencing fair values, could have a significant effect on the Company’s goodwill impairment assessment. No impairment charges have ever been recorded to goodwill.

Goodwill allocated to the Original Equipment and Aftermarket reporting segments (Note 13) were $14,086 and $1,520, respectively, at December 31, 2008, December 31, 2009, and December 31, 2010.

F-24

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Product warranty costs

Reserves are recorded on the balance sheet to reflect the Company’s contractual liabilities relating to warranty commitments to customers. Warranty coverage of two years is provided to customers. An estimate for warranty expense is recorded at the time of sale within cost of sales based on historical warranty return rates and repair costs. Product warranty liabilities are included within accrued expenses and other current liabilities on the consolidated balance sheets at December 31, 2009 and 2010.

Advertising costs

The Company expenses all advertising costs as they are incurred. Advertising costs were $2,784, $1,943, and $2,948 for the years ended December 31, 2008, 2009 and 2010.

Revenue recognition

The Company recognizes revenue at the time of shipment of products to customers as at that time title has transferred, the price is fixed or determinable and collection is deemed probable. Billings for shipping and handling costs are included in revenues, for which the costs are included in cost of sales. Upon recognition of revenue, the Company also provides reserves for product returns, discounts, volume rebates and other allowances, all of which are recorded as reductions in net sales. The Company assesses sales and reserves data on an ongoing basis to determine whether customers will meet the requirements of specific programs.

Stock based compensation

In accordance with the accounting standards for share-based payments, all share based payments, including grants of stock options and incentive units, are required to be recognized in the consolidated statement of operations as an operating expense, based on their grant date fair values, over the requisite service period.

Incentive units

The Incentive Units are accounted for using the fair value method. Based on the terms and conditions of the awards, a portion is classified as equity awards and a portion is classified as liability awards. The liability awards are remeasured at fair value at each reporting period until settlement and the changes in fair value are recorded in the consolidated statement of operations.

For 2008 and 2009 the Company used a Black-Scholes option pricing model to estimate the grant-date fair-value of its incentive units. Inputs to the Black-Scholes option pricing model include the fair value of the underlying assets distributable to award holders (based on the enterprise value of the Company and the terms of the awards), estimated price volatility of the underlying assets distributable to award holders, the term of the awards, dividend yield, and the risk-free interest rate. In determining the enterprise value of the Company, the valuation incorporates discounted cash flow modeling techniques, which require estimates regarding the amount and timing of expected cash flows and discount rate assumptions commensurate with the risk involved.

F-25

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Starting in 2010 the Company began estimating the grant date fair value using a weighted average between the Black-Scholes option pricing model and the probability-weighted expected return method. The probability-weighted expected return method estimates value based upon an analysis of future values of the enterprise assuming various outcomes such as an IPO, merger or sale, dissolution, or continued operation as a viable enterprise. Unit value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each unit class.

Stock options

The Company uses a Black-Scholes option pricing model in order to estimate the grant-date fair value of its stock options. Inputs used by the Company in estimating the fair include expected stock price volatility over the expected term of the awards, the expected dividend yield and the risk free interest rate. The expected term of stock options granted represents the period of time that stock options granted are expected to be outstanding. The expected volatility is based on the historical volatility of competitors that are similar except for having publicly traded securities. The expected dividend yield represents the expected annual dividends to be paid to stockholders over the term of the stock options. The risk free interest rate used in the option valuation model is based on United States Treasury rates with remaining terms similar to the expected term of the stock options.

Income taxes

The Company is a limited liability company classified as a partnership for federal income tax purposes. Consequently, income and losses flow directly through to the members of the Company. Accordingly, no provision for U.S. federal income taxes has been reflected in the consolidated financial statements.

Income taxes in foreign jurisdictions and certain U.S. state taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the appropriate valuation allowance, the Company considers projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies and its overall deferred tax position.

Withholding tax is required to be remitted on certain types of payments made by foreign jurisdictions, including but not limited to royalty charges and sales and marketing charges. The withholding tax rules vary by jurisdiction and by entity classification. The Company accrues withholding tax as incurred throughout the year.

Effective January 1, 2008, the Company adopted the new accounting standard for uncertainty in income tax positions, which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken by the Company on its tax returns. This standard requires that the

F-26

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not, no benefits of the tax position are to be recognized. If deemed necessary, the Company will record accrued interest and penalties as a component of the provision for income taxes in the consolidated statements of operations. The adoption of this accounting standard did not have a significant effect on the Company’s financial statements. Prior to January 1, 2008, the Company recorded a liability when such uncertainties were probable and reasonably estimable.

Fair value of financial instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, and long-term debt. Management considers the carrying values of cash and cash equivalents, trade receivables and trade payables to be representative of their respective fair values because of their short-term maturities or expected settlement dates. The estimated fair value of the outstanding amounts under the long-term borrowings is further discussed in Footnote 11. This guidance establishes a three-level valuation hierarchy for fair value measurements. These valuation techniques are based upon the transparency of inputs (observable and unobservable) to the valuation of an asset or liability as of the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Valuation is based on quoted prices for identical assets or liabilities in active markets;

Level 2—Valuation is based on quoted prices for similar assets or liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument; and

Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

Foreign currency

The financial statements of the Company’s foreign subsidiaries and branches are maintained in local currency, except for its Asian trading company, whose functional currency is the U.S. dollar. For financial reporting purposes, the non-U.S. dollar functional currency entities translate their balance sheets at exchange rates in effect at the balance sheet date and their statements of operations at weighted average rates prevailing during the year. The cumulative effect of translation adjustments for the balance sheet is reflected as a separate component of members’ deficit.

Gains and losses resulting from foreign exchange transactions are recorded in the results of operations in the period that they occur. Such transaction gains and losses are a result of the Company conducting its business in various foreign currencies and translation of intercompany receivables and payables that are not deemed to be permanent in nature.

F-27

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

New accounting pronouncements

In September 2006, the FASB issued “Fair Value Measurements” (ASC Topic 820). ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The Company adopted ASC Topic 820 as of January 1, 2008 except for nonfinancial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis, for which the effective date was fiscal years beginning after November 15, 2008.

In May 2009, the FASB issued Guidance that establishes general standards of accounting for and disclosures of subsequent events that occurred after the balance sheet date but prior to the issuance of financial statements. This Guidance is effective for financial statements issued for interim or fiscal years ending after September 15, 2009. The adoption of this Guidance, effective September 30, 2009, did not affect the consolidated financial position, results of operations or cash flows of the Company.

In June 2009, the Financial Accounting Standards Board (FASB) issued The FASB Accounting Standards Codification (ASC or Codification) and the Hierarchy of Generally Accepted Accounting Principles (GAAP). This statement was adopted by the Company in 2009. The Codification became the single source of authoritative U.S. GAAP recognized by the FASB and the Company’s notes to the consolidated financial statements will no longer make reference to Statements of Financial Accounting Standards (SFAS) or other U.S. GAAP pronouncements.

In August 2009, we adopted Accounting Standards Update, or ASU, 2009-05, Fair Value Measurements (Topic 820) Measuring Liabilities at Fair Value. ASU 2009-05 amends ASC topic 820 by providing additional guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the amendments require that the fair value of a liability be measured using one or more of the listed valuation techniques that should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The adoption did not have a material impact on our financial position or results from operations.

4. Allowance for doubtful accounts

	2008	2009	2010

Accounts receivable—allowance for doubtful accounts
Balance at beginning of period	$2,083	$1,920	$1,640
Provision (recovery) charged to expense	376	203	(53)
Translation adjustments	(44)	4	(39)
Write-offs	(495)	(487)	(248)

Balance at end of period	$1,920	$1,640	$1,301

F-28

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

5. Inventories

Inventories consist of the following at December 31:

	2009	2010

Raw materials	$13,295	$13,673
Work in process	3,381	3,732
Finished goods	11,570	16,728

Total inventories	$28,246	$34,133

6. Property and equipment

Property and equipment consist of the following at December 31:

	2009	2010

Land	$260	$479
Buildings	4,139	9,617
Machinery and equipment	64,433	65,770
Computers and software	10,773	11,268
Capital improvements	8,228	8,494

	87,833	95,628
Accumulated depreciation	(59,753)	(62,295)

	$28,081	$33,333

Depreciation expense totaled $11,808, $11,181, and $11,472 for the years ended December 31, 2008, 2009, and 2010, respectively.

7. Intangible assets

Intangible assets represent the value of the registered tradenames and trademarks, customer relationships, patents, and noncompete agreements acquired in purchase business combinations. These assets are being amortized over periods ranging from five to twenty-five years using the straight-line method. Amortization expense totaled $3,991 for each of the years ended December 31, 2008, 2009 and 2010, respectively. The estimated amount of amortization expense for the identifiable intangible assets are summarized as follows for the next five years ended December 31:

2011	$3,990
2012	3,980
2013	3,928
2014	3,328
2015	2,507

F-29

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Refer to the table below for a summary of the gross carrying amount and accumulated amortization of intangible assets at December 31, 2009 and 2010, respectively:

	2009
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Tradenames	5 - 25 years	$34,068	$12,679	$21,389
Patents	15 years	7,230	1,064	6,166
Customer relationships	10 - 20 years	23,700	2,979	20,721
Noncompete agreements	5 years	310	134	176

		$65,308	$16,856	$48,452

	2010
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Tradenames	5 - 25 years	$34,068	$14,752	$19,316
Patents	15 years	7,230	1,545	5,685
Customer relationships	10 - 20 years	23,700	4,354	19,346
Noncompete agreements	5 years	310	196	114

		$65,308	$20,847	$44,461

8. Product warranty

The following table presents a summary of changes in the product warranty accrual activity for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010

Balance at beginning of year	$2,184	$2,998	$3,348
Additional warranty accrual	3,694	3,344	3,043
Settlements made during the year	(2,880)	(2,994)	(2,854)

Balance at end of year	$2,998	$3,348	$3,537

9. SRAM-restructuring

Effective in June 2010, a plan was approved that will reduce the workforce at its German plant pursuant to a shift in manufacturing from Germany to Taiwan. The scheduled plan includes three phases for the reduction in force, with the first phase taking effect on December 31, 2010 and the last phase on July 1, 2012. In connection with these actions the Company accrued termination benefits and other restructuring costs which were earned as of December 31, 2010 within accrued personnel costs and charged the expense to cost of sales.

F-30

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Activity in accrued personnel costs related to this restructuring in 2010 consists of the following:

	2010
	Employee Charges	Other Charges	Total

Beginning Balance	$—	$—	$—
Expense	7,697	337	8,034
Payments	(3,408)	—	(3,408)
Foreign exchange impact	35	8	43

Year End Balance	$4,324	$345	$4,669

Restructuring costs incurred as of December 31, 2010 and are expected to be incurred over the course of the plan are as follows:

	2010
	Original Equipment	Aftermarket	Total

Beginning balance	$—	$—	$—
Expense	6,427	1,607	8,034

Total cost of restructuring plan	$6,427	$1,607	$8,034

Additional costs expected to be incurred in connection with this restructuring total $2,870, of which $2,291 relate to the Original Equipment Segment and $579 relate to the Aftermarket Segment.

10. Commitments and contingencies

Legal matters

In November 2001, a patent infringement lawsuit was filed against the Company, in the Munich District Court in Germany. In July 2007, the trail court ruled in favor of the Company. However, in October 2009, a German Appellate Court reversed the ruling and indicated that the Company infringed the utility model in suit. In November 2009, the Company appealed the decision to the German Court of Justice (Supreme Court). After consultation with legal counsel, management has assessed the probability of an unfavorable outcome as probable and in 2009 recorded a $3,000 liability within accrued expenses and other current liabilities on the consolidated balance sheet as of December 31, 2009 and December 31, 2010.

The Company is involved in other various legal matters from time to time which management considers to be ordinary, routine and incidental to the Company’s business. Although the final outcome of these matters cannot presently be determined, in the opinion of management, disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

F-31

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

The Company currently leases office, manufacturing and warehouse space under the terms of operating leases expiring on various dates through 2017. The aggregate future minimum lease commitments under these operating leases for the next five years are summarized as follows for the years ended December 31:

2011	$4,195
2012	3,641
2013	3,378
2014	2,703
2015	2,381

Total rent expense for the years ended December 31, 2008, 2009 and 2010 under operating leases approximated $4,462, $4,577 and $4,373, respectively.

11. Long-term borrowings

Long-term borrowings consist of the following at December 31, 2009 and 2010:

	2009	2010

GE Capital Corporation Senior note, due September 30, 2014 with a weighted average interest rate of 7.35% at December 31, 2009.	$197,600	$—
GE Capital Corporation Senior note, due April 30, 2015 with a weighted average interest rate of 5.09% at December 31, 2010.		235,000
GE Capital Corporation revolving credit facility	—	—
Senior subordinated loan agreement due September 30, 2015 with payment due in full at maturity and an interest rate of 13%	110,000	—

Long-term borrowings	307,600	235,000
Less: Debt discount	(8,950)	(7,897)
Add: Paid-in-kind interest expense	2,778	—

	301,428	227,103

Less: Current portion of long-term debt	10,855	—

	$290,573	$227,103

On April 30, 2010 the Company entered into a new credit agreement. This agreement is a senior secured credit facility with various financial institutions and GE Capital as the administrative agent which matures in April 2015. Proceeds from this facility were used to repay in full all obligations of the previous short term revolving credit facility and previous long term senior note borrowing arrangements and all obligations from the subordinated notes outstanding. The Company incurred costs of $6,309 in connection with the refinancing, of which third party fees of $295 were accounted for as to a debt modification and were expensed as incurred within interest expense. Additionally, previously capitalized deferred financing costs of $2,396 were expensed in connection with the refinancing. Of these previously capitalized deferred financing costs, $1,869 represented

F-32

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

creditor costs that were accounted for as a debt extinguishment and expensed and $527 represented third party costs that were accounted for as a debt modification and expensed in connection with the refinancing. This agreement includes a $25,000 revolving credit facility borrowing arrangement and term note of $290,000. The revolver matures April 2015 and provides for revolving credit borrowings, denominated in U.S. dollars. The Company is also required to pay a commitment fee of 0.5% on the unused portion of the facility. Borrowings against the revolving credit facility and the term note bear interest at a rate of prime plus 2.3% or LIBOR plus 3.5%.

The new credit agreement requires the Company to maintain ongoing compliance with certain financial covenants, including compliance with a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. At December 31, 2010, the Company was in compliance with all its financial covenants. Additionally, the agreement requires the Company to make a mandatory prepayment within five business days after the last business day the annual financial statements are required to be delivered, equal to the Excess Cash Flow for such fiscal year as defined in the credit agreement, if the companies maximum consolidated leverage ratio is above certain levels. At December 31, 2010, the companies maximum consolidated leverage ratio was below the required limit, therefore no mandatory prepayment was required. Substantially all of the Company’s assets serve as collateral for borrowings under the agreements.

On September 30, 2008, the Company entered into two credit agreements. The first agreement was a senior secured credit facility with various financial institutions and GE Capital as the administrative agent. Proceeds from this facility were used to repay in full all obligations of the previous short term revolving credit facility and previous long term senior note borrowing arrangements. The remaining amounts of these proceeds were used to pay the special dividend payment to shareholders. This agreement included a $25,000 revolving credit facility borrowing arrangement and term note of $240,000. The revolver was to mature on September 2014 and provided for revolving credit borrowings, denominated in U.S. dollars. The Company was required to pay a commitment fee of 0.5% on the unused portion of the facility. The senior term note was to mature on September 2014 and was payable in equal quarterly installments totaling $2,400 per annum beginning January 1, 2009. Borrowings against the revolving credit facility and the term note beared interest at a rate of prime plus 3.8% or LIBOR plus 5%. This debt was paid off in full on April 30, 2010.

The second agreement was a $110,000 senior subordinated note with various financial institutions. Proceeds from this agreement were applied to the special dividend payment and costs associated with the Recapitalization. The subordinated note was to mature in September 2015 and was payable in full on the maturity date. Interest on the subordinated note was calculated on the unpaid principal balance at 13%. 11% of the annual interest expense was payable quarterly in arrears and 2% of the annual interest expense was paid-in-kind interest that was capitalized and due upon the maturity of the note. This debt was paid off in full on April 30, 2010.

Both agreements required the Company to maintain ongoing compliance with certain financial covenants, including compliance with a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. At December 31, 2009, the Company was in compliance with all its financial covenants. Additionally, the first agreement required the Company to make a mandatory prepayment within five business

F-33

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

days after the last business day the annual financial statements are required to be delivered, equal to the Excess Cash Flow for such fiscal year as defined in the credit agreement. At December 31, 2009, the mandatory prepayment was $10,855 which is classified as a current liability on the consolidated balance sheet. Substantially all of the Company’s assets served as collateral for borrowings under the agreements.

The carrying amount reported in the consolidated balance sheet as of December 31, 2009 and 2010 for long-term debt is $307,600 and $235,000, respectively. Using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality, and risk profile, the Company has determined the fair value of its debt to be $337,300 and $232,800 at December 31, 2009 and 2010, respectively. In determining the market interest yield curve, the Company considered its corporate ratings from Moody’s and S&P.

Scheduled maturities of long-term borrowings are as follows:

2011	$—
2012	—
2013	—
2014	—
2015	235,000

12. Income taxes

The Company’s income tax provision reflects its partnership (and previous S-Corporation) tax classification and is comprised of various foreign and U.S. state income tax provisions. The components of income (loss) before the provision for income taxes for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010

United States	$(97,197)	$7,566	$11,521
Foreign	64,411	28,326	55,644

Total	$(32,786)	$35,892	$67,165

The provision for income taxes for the years ended December 31, 2008, 2009, and 2010 consists of the following:

	2008	2009	2010

Current tax expense
State and local income taxes	$34	$23	$21
Foreign	13,472	5,994	9,280
Withholding tax-foreign jurisdictions	2,027	8,969	8,422

	15,533	14,986	17,723
Foreign deferred tax expense/(benefit)	305	(614)	(530)

Total income tax expense	$15,838	$14,373	$17,193

F-34

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Deferred income tax assets are included in deferred charges and other assets on the consolidated balance sheets and consist of the following at December 31:

	2009	2010

Other noncurrent liabilities	$775	$1,139
Depreciation	566	620
Other	273	498

Total	$1,614	$2,257

The difference between the effective tax rate and the federal statutory rate of 35% is primarily due to the following:

	2008	2009	2010

World-wide income tax expense based on U.S. federal statutory rate	$(11,475)	$12,562	$23,508
Less: US (income) loss taxed at the member level for U.S. federal tax purposes	34,019	(2,648)	(4,032)

Foreign income taxed at U.S. federal statutory rate	22,544	9,914	19,476

U.S. state and local income taxes	34	24	21
Differences in income tax on foreign earnings	(8,767)	(4,651)	(11,000)
Foreign losses for which no benefit has been provided	—	117	274
Withholding tax-foreign jurisdictions	2,027	8,969	8,422

Total provision for income taxes	$15,838	$14,373	$17,193

There are no interest and penalty amounts included in the unrecognized tax benefits as of December 31, 2009 and December 31, 2010, respectively. The Company does not expect that changes in the liability for unrecognized tax benefits during the next 12 months will have a significant impact on the Company’s financial position or results of operations.

The Company is subject to taxation in the various U.S., state and foreign jurisdictions. The U.S. federal income tax returns have open statute of limitations for the 2007 and subsequent tax years as of December 31, 2010. Generally, the state tax returns have open statute of limitations for tax years 2007 and subsequent as of December 31, 2010. The German income tax returns for 2000 through 2005 have been audited. The remaining open years are for the 2006 and subsequent tax years as of December 31, 2010. The Irish and Chinese income tax returns have open statute of limitations for the 2006 and subsequent tax years as of December 31, 2010. The Taiwan income tax returns are examined each year. The remaining open years are for the 2009 and subsequent tax years as of December 31, 2010.

The Company does not provide for foreign withholding taxes on undistributed earnings of foreign operations that are intended to be permanently reinvested. At December 31, 2010, these earnings amounted to approximately $44,065. If these earnings were repatriated to the US, the Company may be required to accrue

F-35

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

and pay taxes on the earnings based on each jurisdiction’s rules and the current foreign withholding tax rates in effect. The amount of the potential tax liability could range from $1,000 to $7,000 as of December 31, 2010.

13. Segment information

The Company has two reportable segments, differentiated by the method used to distribute products to customers: Original Equipment and Aftermarket. The Original Equipment Segment revenue is generated through the sale of bicycle components that are assembled onto new bikes by the bicycle manufacturers. The Aftermarket Segment represents upgrades, accessories, specialty, and replacement components marketed primarily through field sales employees and independent distributors.

Where applicable, the Company reports information about operating segments and related disclosures about products and services, geographic areas and major customers. SRAM Holdings, LLC’s chief operating decision maker (“CODM”) assesses segment performance and makes resource allocation decisions based on segment operating income. The Company does not generate information about assets for its operating segments, and accordingly no asset information is presented in the table below. Our selling, marketing, and product development, expenses are allocated to the segments based on what the Company considers to be a reasonable reflection of the utilization of services provided. Our general and administrative expense, interest expense (net), and foreign currency gain (loss) are evaluated on a consolidated basis and not allocated to the Company’s segments.

Operating segment data for the periods indicated are as follows:

	Original Equipment	Aftermarket	Corp		Consolidated

Year ended December 31, 2008
Net sales	$353,584	$124,770	$—		$478,354
Income (loss) from operations	68,487	34,062	(117,704	)(1)	(15,155)

Year ended December 31, 2009
Net sales	265,629	133,952	—		399,581
Income (loss) from operations	61,430	41,286	(27,358	)(1)	75,358

Year ended December 31, 2010
Net sales	348,879	175,308	—		524,187
Income (loss) from operations	83,321	53,440	(37,199	)(1)	99,562

(1)	General and administrative expense not allocated to the segments consists of the following: In 2008, unallocated general and administrative expense primarily includes stock compensation of $86,200, Finance and IT costs of $14,100, transaction costs of $8,900 and other corporate operating costs. In 2009, unallocated general and administrative expense primarily includes Finance and IT costs of $11,800, incentive unit compensation of $3,500, litigation costs of $3,400 and other corporate operating costs. In 2010, unallocated general and administrative expense primarily includes Finance and IT costs of $13,600, incentive unit compensation of $11,900, and other corporate operating costs.

F-36

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

The following table summarizes net sales by product line:

	2008		2009		2010
	Net Sales	% of Net Sales	Net Sales	% of Net Sales	Net Sales	% of Net Sales

Mountain	$298,065	62%	$256,758	64%	$326,682	62%
Road	83,942	18%	85,149	21%	136,088	26%
Pavement	96,347	20%	57,674	14%	61,417	12%

Total net sales	$478,354	100%	$399,581	100%	$524,187	100%

The tables below presents information related to geographic areas in which the Company operated. Net revenue is primarily classified based on the country where the Company’s customer is located:

Net sales by customer location were as follows:

	2008	2009	2010

U.S.	$56,487	$55,395	$80,037
Taiwan	171,681	131,809	180,618
Germany	64,300	61,457	65,277
Other	185,886	150,920	198,255

	$478,354	$399,581	$524,187

Total long lived assets by location were as follows:

	2008	2009	2010

U.S.	$81,689	$74,822	$75,866
Taiwan	12,143	12,317	12,923
Other	13,858	11,522	10,162

	$107,690	$98,661	$98,951

There are two customers that represent greater than 10% of total revenues for 2008, 2009, and 2010. The first customer represented 12%, 11%, and 12% of total revenues for the years 2008, 2009, and 2010, respectively, and the second customer represented 8%, 8%, and 11% of total revenues for the years 2008, 2009, and 2010, respectively. The revenues from both of these customers are included within the revenues of the OEM reportable segment.

14. Members’ capital

Class A Units

As of December 31, 2010, there were 3,640,000 Class A Member Units authorized, issued, and outstanding. Class A units entitle holders to the rights and privileges specified in the SRAM Holdings, LLC Operating

F-37

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Agreement, as described below. Class A units maintain preemptive rights against the issuance of additional voting and/or participating units, carry one vote per unit, are nontransferable absent specific approval by the Board of Directors, and maintain the right to initiate a sale of the Company through a majority vote of Class A members. Under the Operating Agreement, no distributions other than tax distributions shall be made to any other members until Class A members have received a complete return of contributed capital, the Class A preferred return (10% of contributed capital per annum, compounded quarterly, beginning September 30, 2008), and any Class A stepped-up preferred return (15% of the sum of contributed capital and any undistributed preferred return, compounded quarterly, beginning September 30, 2014). Tax distributions are made to Class A members based on the estimated member tax liability accruing to the member unit holder as a result of the allocation of taxable gain and loss to the Class A units. Upon a sale of the Company, all Class A members will be granted equity interests such that their rights, preferences, and privileges are the same after such a sale as they were before, unless otherwise agreed upon by the Class A members.

Class B units

As of December 31, 2010, there were 5,460,000 Class B Member Units authorized, issued, and outstanding. Class B units entitle holders to the rights and privileges specified in the SRAM Holdings, LLC Operating Agreement. Class B units maintain preemptive rights against the issuance of additional voting and/or participating units, carry one vote per unit, and are nontransferable absent specific approval by the Board of Directors. Tax distributions are made to Class B members based on the estimated member tax liability accruing to the member unit holder as a result of the allocation of taxable gain and loss to the Class B units. Other than tax distributions, Class B units share in distributions based on a participation ratio specified in the Operating Agreement once Class A units have received a complete return of contributed capital, the Class A preferred return, and any Class A stepped-up preferred return. Upon a sale of the Company, all Class B members will be granted equity interests such that their rights, preferences, and privileges are the same after such a sale as they were before, unless otherwise agreed upon by Class B members.

Incentive units

The Company is authorized to issue 675,000 Incentive Units. As of December 31, 2010, there were 553,394 issued Incentive Units, of which 539,533 were outstanding. Upon vesting, Incentive Units entitle the holders thereof to the rights and privileges specified in the SRAM Holdings, LLC Operating Agreement and the individual grantee Incentive Unit Agreement(s). As discussed in Note 16, the Company issues Incentive Units to key management, employees, and directors as a means for allowing participation in member distributions. Incentive Units do not maintain any preemptive rights, are nonvoting, and are nontransferable absent specific approval by the Board of Directors. Tax distributions are made to Incentive Unit holders (both vested and unvested) based on the estimated member tax liability accruing to the member unit holder as a result of the allocation of taxable gain and loss incentive units. Other than tax distributions, Incentive Units participate in distributions once Class A units have received a complete return of contributed capital, the Class A Preferred Return, any Class A Stepped-up Preferred Return, and once distributions to Class A and Class B members

F-38

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

exceed the distribution threshold defined in the grantee Incentive Unit Agreement. Distributions are made to vested Incentive Unit holders if and when the aforementioned criteria are met, with remittance to the grantee of any distributions accruing during the vesting period upon vesting in the award. As described in Note 16, Incentive Units are forfeited, in whole or in part, upon a termination event, death, or disability.

16. Stock option plans

In 2008, prior to the Recapitalization, the Company had six stock option plans (the “Plans”) in effect under which grants have been issued. The Plans, on a combined basis, provided for the granting of options to purchase, in aggregate, a maximum of 1,597,016 shares of the Company’s common stock. The exercise price for the stock options was equal to the fair value on the date of grant as determined in accordance with the Plans. The vesting requirements were determined by the Board of Directors, with most outstanding options vesting 100% in three years. The options expire on the earlier of termination of employment, ten years from the respective plan’s inception, or ten years after the grant date, as defined by the respective plan. A summary of the Company’s Plans as of December 31, 2008, and the changes during the year then ended, are as follows:

	2008
	Shares	Weighted- Average Exercise Price

Outstanding at beginning of year	1,016,290	$16.17
Granted	—	—
Vested	(709,534)	16.90
Forfeited	(306,756)	13.05

Outstanding at end of year	—	$—

Exercisable at year end	—	—

The range in exercise prices falls between $2.57 and $38.00. There were no options outstanding at December 31, 2008.

All stock option awards issued under this Plan had certain performance conditions, including a requirement that the Company changes its incorporation to a “C corporation” status in order for the options to become exercisable. The Company considered such performance condition as not probable and as such no compensation expense was recognized in the statement of operations prior to recapitalization. The Recapitalization triggered certain performance conditions which immediately vested all outstanding options and allowed the holders to exercise their outstanding options. The majority of US option holders chose to exercise their options which resulted in compensation expense of $62,106. All options held by non-US option holders were cancelled and repurchased by the Company for an agreed upon price which resulted in $26,415 of compensation expense.

F-39

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Incentive units

In connection with the Recapitalization, SRAM Holdings, LLC has authorized 675,000 of nonvoting Incentive Units to be issued to certain members of management of the Company in accordance with the Amended and Restated Limited Liability Company Operating Agreement of the Company. At the time of the issuance, the Incentive Units are issued for no consideration. Each Incentive Unit has a Distribution Threshold set forth in the Incentive Member’s Incentive Unit Agreement of $467,600 for 2008 and 2009 grants and $525,415 for 2010 grants. Incentive Units vest 20% per year, provided that no Termination Event has occurred, based upon the achieved Model Year EBITDA as compared to the Model Year EBITDA Target for such model year in accordance with the Member’s Incentive Unit Agreement.

In accordance with the forfeiture and buy out section of the Incentive Unit Agreement, if the Incentive Unit Member terminates their employment with the Company, 50% of the then vested Incentive Units and 100% of the unvested Incentive Units are immediately forfeited and cancelled for no consideration. SRAM Holdings, LLC has the option of purchasing vested units at the terminating date fair value or can permit the Incentive Member to retain the vested Incentive Units.

The summary of the Incentive Units activity as of December 31, 2009 and 2010, which represent 50% liability awards and 50% equity awards at the SRAM Holdings, LLC level, are as follows:

The summary of the Incentive Units activity as of December 31, 2009 and 2010 for all awards are as follows:

	2009		2010
	Units	Weighted- Average Grant Date Fair Value	Units	Weighted- Average Grant Date Fair Value

Outstanding at beginning of year	502,850	$21.03	506,606	$21.28
Granted	15,544	29.04	35,000	81.01
Exercised	—	—	—	—
Forfeited	(11,788)	21.03	(2,073)	21.03

Outstanding at end of year	506,606	$21.28	539,533	$25.15

Units vested at year end	99,662	$21.03	200,880	$21.16

Total compensation expense for equity classified awards was $0, $1,533, and $1,267 in 2008, 2009 and 2010, respectively. The compensation expense for liability classified awards was $0, $2,151 and $11,164 in 2008, 2009 and 2010, respectively.

F-40

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

The summary of the unvested Incentive Units activity as of December 31, 2009 and 2010 is as follows:

	2009		2010
	Units	Weighted- Average Grant Date Fair Value	Units	Weighted- Average Grant Date Fair Value

Unvested at beginning of year	502,850	$21.03	406,944	$21.34
Granted	15,544	29.04	35,000	81.01
Vested	(99,662)	21.03	(101,217)	21.28
Forfeited	(11,788)	21.03	(2,073)	21.03

Unvested at end of year	406,944	$21.34	338,654	$27.53

The assumptions used in the Black-Scholes option valuation model to calculate the fair value of the Incentive Units granted on December 1, 2009 and July 23, 2010, are as follows:

	2009	2010

Expected volatility	47.19%	35.00%
Expected dividend yield	0%	0%
Expected term (in years)	5.0	1.0
Risk free interest rate	2.03%	0.30%

Expected volatility of the units is based on historical equity volatility from other public company’s trading data within the bicycle, sporting equipment, and consumer products growth sector over the stated period. The risk-free interest rate is based upon the U.S. Treasury yield curve at the date of grant with maturity dates corresponding to the incentive units expected average life. The Company estimated expected terms of the units using the simplified method based on the expected term over which the units are likely to vest.

17. Pro forma information (unaudited)

Pro forma consolidated balance sheet

The pro forma consolidated balance sheet presented in the accompanying consolidated financial statements reflects the conversion as of December 31, 2010 of all outstanding Class A member units, Class B member units and Incentive Unit member units into              shares of Class A common stock and              shares of Class B common stock of SRAM International Corporation upon the initial public offering, all based upon an assumed share price of $             per share (the midpoint of the range set forth on the cover of Company’s prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by the Company in connection with the offering). The conversion of Member Units to common stock is contractually required upon the reorganization to a C-corporation as contemplated in the offering.

F-41

SRAM Holdings, LLC and subsidiaries

Notes to consolidated financial statements

As of December 31, 2009 and 2010 and for the

years ended December 31, 2008, 2009, and 2010

(In thousands, except share/unit data)

Additionally, the pro forma consolidated balance sheet reflects an accrual for the accumulated Class A preferred return as of December 31, 2010. The Company will distribute $             to Class A member units, representing their accumulated preferred return of $             as of the settlement date, which will be settled in cash.

Pro forma earnings per common share

The pro forma basic and diluted earnings per common share for the year ended December 31, 2010 have been computed to give effect to: (a) the contractually required conversion of Class A, Class B and Incentive Unit member units into common stock, described above, and (b) the tax effect of the conversion from a limited liability corporation to a C-corporation; as though all of the conversions occurred on January 1, 2010.

In connection with the offering and related reorganization the Company became taxed as a corporation. The Company was previously treated as a limited liability corporation for tax purposes and therefore generally not subject to federal income tax in the United States. The pro forma net income for the year ended December 31, 2010 includes an adjustment for income tax expense as if the Company had been a corporation from January 1, 2010, at an assumed combined federal, state, and local income tax rate of     %.

Pro forma weighted average common shares outstanding are computed as follows:

	Class A member units	Class A common shares	Class B member units	Class B common shares	Incentive units	Total

Weighed average member units—basic and diluted	3,640,000	—	5,460,000	—	269,767
Contractual conversion of member units to common stock	(3,640,000)		(5,460,000)		(269,767)

Weighted average common shares—basic and diluted	—		—		—

18. Subsequent events

On May 4, 2011, the Company acquired certain assets and certain liabilities of Quarq Technology, Inc., who is engaged in the business of designing, manufacturing, supplying and selling bicycle power meters, measurement devices and related products. The purchase price was $4,500, plus an earn-out clause that could result in an additional maximum purchase price of $6,000. The acquisition was funded through cash on hand. The future earn-out is based on a two year period and is based on the net sales of Quarq Technology, Inc. products.

F-42

             shares

Class A common stock

Prospectus

J.P. Morgan	BofA Merrill Lynch	Morgan Stanley

Baird		Lazard Capital Markets

Piper Jaffray		Stifel Nicolaus Weisel

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except for the SEC registration fee and the FINRA filing fee. All the expenses below will be paid by SRAM.

Item	Amount

SEC Registration fee		$34,830.00
FINRA filing fee		30,500.00
Initial listing fee		25,000
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer Agent and Registrar fees		*
Blue Sky fees and expenses		*
Miscellaneous Fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

SRAM International Corporation is a Delaware corporation. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the consummation of this offering provides for indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the consummation of this offering provide for indemnification of our directors and officers to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriters of the registrant and its officers and directors against certain liabilities.

Item 15. Recent sales of unregistered securities

On April 29, 2011, SRAM International Corporation, a Delaware corporation, was formed. SRAM-SP2, Inc. purchased 100 shares for $10.00 in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act, as it was a transaction by an issuer that did not involve a public offering of securities.

In connection with the reorganization described in the section entitled “The refinancing and reorganization” in the accompanying prospectus, we will issue              shares of our Class B common stock to the Day family and              shares of our Class A common stock to SRAM management and current and former directors and employees in exchange for their direct or indirect interests in SRAM Holdings, LLC. The shares will be issued in reliance on Section 4(2) of the Securities Act, on the basis that the issuance will not involve a public offering.

There were no underwriters employed in connection with the transactions set forth in Item 15.

Item 16. Exhibits and consolidated financial statements

See the Exhibit Index beginning on page II-5, which follows the signature pages hereof and is incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) the undersigned will provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 21st day of July, 2011.

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of Thomas E. Bergmann and Michael A. Smith constitutes and appoints Stanley R. Day, Jr. and Michael R. Herr, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SRAM International Corporation

By:	/s/ Stanley R. Day, Jr.
Stanley R. Day, Jr.
President and Chief Executive Officer

Signature	Title	Date

/s/ Stanley R. Day, Jr. Stanley R. Day, Jr.	President, Chief Executive Officer and Director (principal executive officer)	July 21, 2011

* Michael R. Herr	Chief Financial Officer (principal financial and accounting officer)	July 21, 2011

* Frederick K. W. Day	Director	July 21, 2011

* Gidon Cohen	Director	July 21, 2011

* Jack Smith	Director	July 21, 2011

Signature	Title	Date

* Charles C. Moore	Director	July 21, 2011

/s/ Thomas E. Bergmann Thomas E. Bergmann	Director	July 21, 2011

/s/ Michael A. Smith Michael A. Smith	Director	July 21, 2011

*By:	/s/ Stanley R. Day, Jr.
Stanley R. Day, Jr.
Attorney-in-fact

Exhibit index

Exhibit No.		Description of Exhibit

1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Certificate of Incorporation of SRAM International Corporation, to be in effect upon completion of this offering

3.2	*	Amended and Restated Bylaws of SRAM International Corporation, to be in effect upon completion of this offering

4.1	*	Specimen Class A Common Stock Certificate

4.2	*	Registration Rights Agreement between SRAM International Corporation, the Day family members and the other parties thereto

5.1		Form of Opinion of Latham & Watkins LLP

9.1	*	Voting Trust Agreement by and among the Day family members

10.1	*	Third Amended and Restated Limited Liability Company Agreement of SRAM Holdings, LLC

10.2	**	Amended and Restated Limited Liability Company Agreement of SRAM, LLC

10.3	**	SRAM, LLC First Lien Credit Facility

10.4	**	SRAM, LLC Second Lien Credit Facility

10.5	**	Intercreditor Agreement

10.6	**	Master Transaction Agreement

10.8	*†	SRAM International Corporation 2011 Incentive Award Plan

14.1	**	Code of Business Conduct and Ethics

21.1	*	List of subsidiaries

23.1		Form of Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2		Consent of Pricewaterhouse Coopers LLP, independent registered public accounting firm

24.1		Power of Attorney (also included on signature page to initial filing)

*	To be filed by Amendment

**	Previously filed

†	Management contract